BRINKS

2025

Annual Report

Our Purpose & Values

Together, we build partnerships to **secure** commerce



We Drive
Customer Success

We are passionate about being a trusted partner for the marketplace to create seamless and innovative solutions and exceptional experiences.

We Strive for
Excellence

We deliver positive results by continuously improving on the way we operate, the solutions we build, and the services we provide.

We
Protect

We keep our people safe, protect our customers' assets, and strive to secure the future through a commitment to sustainability.

We Work
Together

We respect and value our diverse backgrounds and succeed as one inclusive team.

We Do
What's Right

We build trust by acting with integrity – we're honest, reliable, and take ownership for how we act.

Our Strategy

Partner for Customer Success
Deliver secure commerce solutions

Win as Team Brink's
Unleash the power of our people



Innovate to Grow
Drive innovation that creates value

Run the Business Better
Operate with excellence and efficiency

Letter to Shareholders

2025 was a year of strong execution and meaningful progress for Brink's. We continue to redefine the service experience for our customers in both the retail and financial institution end markets, while transforming our company into a faster growing, more profitable, and higher cash generating enterprise. Through disciplined focus on our strategic priorities and consistent execution, we are evolving our business model from a traditional cash logistics company to a managed services partner that is committed to securing commerce globally.

Our performance continues to be grounded in strong governance, ethical transparency, and a clear commitment to our Code of Ethics. Over the past several years, we have strengthened our compliance framework through continued investment in technology, people, and processes. This foundation reinforces the trust our customers and stakeholders place in Brink's and supports long term value creation.

ATM managed services (AMS) and digital retail solutions (DRS) are increasingly central to our growth strategy and continue to differentiate Brink's in the global marketplace.

Execution across AMS and DRS accelerated during the year, with AMS/DRS organic growth reaching 22% in the fourth quarter. This momentum drove favorable revenue mix, margin expansion, and stronger cash generation. For the full year, we delivered net income of $200 million and $977 million in adjusted EBITDA*, with adjusted EBITDA margin expanding to 18.6%*. Performance was especially strong in North America and Europe, where increased AMS and DRS penetration and continued productivity improvements drove record margins.

2025 was also a record year for cash generation. We delivered $640 million in cash from operations and $436 million in free cash flow*, reflecting improved profitability, capital efficiency, and sustained focus on working capital.

*This non GAAP financial measure is not presented in accordance with GAAP. See pages 34 to 40 of the Annual Report on Form 10-K for the year ended December 31, 2025 for a reconciliation of adjusted EBITDA and free cash flow before dividends to the most directly comparable GAAP financial measure.

In line with our capital allocation framework, we returned more than $250 million to shareholders through dividends and share repurchases, while further strengthening our balance sheet by reducing net debt leverage to 2.7 times EBITDA.

These results reflect the dedication of our global team and the continued rollout of the Brink's Business System. This operating discipline is helping us standardize processes, improve service quality, and drive continuous improvement across our operations. At the same time, our teams remain focused on delivering value for customers, strengthening partnerships, and enhancing the employee experience.

Looking ahead to 2026, our strategy and value creation framework remain unchanged. We see continued momentum in AMS and DRS, supported by strong customer demand, and remain focused on initiatives that will further expand margins and increase free cash flow.

On behalf of the entire Brink's team, thank you for your continued confidence and support. We remain committed to executing our strategy with discipline as we deliver long term value for our shareholders.

Mark Eubanks
President and Chief Executive Officer (CEO)



Brink's at a Glance

As of December 31, 2025



166 years
In business since 1859



100+ Countries
Sales Operations



~1,200
Locations



~65,000
Employees



**30 vs. 15
Benchmark**
eNPS advocacy score**

 

**19%
AMS/DRS Growth**

2025 Revenue Mix
($ in millions)



- ■ North America • $1,743 ▸ **33%**
- ■ Latin America • $1,290 ▸ **25%**
- ■ Europe • $1,430 ▸ **27%**
- ■ Rest of the World • $800 ▸ **15%**

TOTAL ▸ $5,261
Amounts may not add due to rounding



Geographic



Service Offering

$1,462 **28%**
Digital Retail Solutions (DRS)
and ATM Managed Services (AMS)

$3,799 **72%**
Cash & Valuables Management (CVM)

2025 Performance Highlights

Total Revenue	**$5.261B**
AMS/DRS Organic Growth	**19%**
Adjusted EBITDA Margin*	**18.6%**
Free Cash Flow*	**$436M**

*These non-GAAP financial measures are not presented in accordance with GAAP. See pages 34 to 40 of the Annual Report on Form 10-K for the year ended December 31, 2025 for a reconciliation of adjusted EBITDA and free cash flow before dividends to the most directly comparable GAAP financial measures.

**Employee Net Promoter Score (eNPS) was measured using a new survey platform in 2025; results are not directly comparable to prior-year data.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-09148

THE BRINK'S COMPANY

(Exact name of registrant as specified in its charter)

Virginia	**54-1317776**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

P.O. Box 18100, 1801 Bayberry Court, Richmond, Virginia 23226-8100

(Address of principal executive offices) (Zip Code)

(804) 289-9600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	BCO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

As of February 20, 2026, there were issued and outstanding 41,152,517 shares of common stock. The aggregate market value of shares of common stock held by non-affiliates as of June 30, 2025, was $3,704,193,507 based on the closing sale price as reported on the New York Stock Exchange.

Documents incorporated by reference: Part III of this Form 10-K incorporates by reference portions of the Registrant's definitive 2026 Proxy Statement expected to be filed pursuant to Regulation 14A within 120 days from December 31, 2025.

THE BRINK'S COMPANY

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

The Brink's Company is a leading global provider of cash and valuables management, digital retail solutions, and ATM managed services. Our customers include financial institutions, retailers, government agencies, mints, jewelers and other commercial operations around the world. Our global network serves customers in more than 100 countries. We have controlling ownership interests in companies in 51 countries and agency relationships with companies in additional countries. We employ approximately 65,400 people and our operations include approximately 1,200 facilities and 15,900 vehicles.

We manage our business in the following four segments:

- North America – operations in the U.S. and Canada, including the Brink's Global Services ("BGS") line of business,
- Latin America – operations in Latin American countries where we have an ownership interest, including the BGS line of business,
- Europe – predominantly operations in European countries that primarily provide services outside of the BGS line of business, and
- Rest of World – operations in the Middle East, Africa and Asia. This segment also includes total operations in European countries that primarily provide BGS services and BGS activity in Latin American countries where we do not have an ownership interest.

Brink's was founded in 1859 and The Brink's Company was first incorporated in 1930 under the laws of the State of Delaware (at that time, the Company was named The Pittston Company). It succeeded to the business of a Virginia corporation in 1986 and was renamed The Brink's Company in 2003. Our headquarters are located in Richmond, Virginia. The Brink's Company, along with its subsidiaries, is referred to as "we," "our,", "us," "Brink's," or "the Company" throughout this Annual Report on Form 10-K for the period ended December 31, 2025 ("this Form 10-K").

Strategy

Our strategy is centered on delivering a superior customer experience and driving continuous improvement. Our four strategic pillars are: (1) Partner for Customer Success, (2) Innovate to Grow, (3) Run the Business Better and (4) Win as Team Brink's. Our organizational purpose, "Together, we build partnerships to secure commerce" aligns our global workforce around a common, values-driven framework with a focus on:

- Placing customers at the center of everything we do and understanding their current and future needs to better define our value proposition;
- Leveraging technology to drive product and business innovation to maintain our competitive advantage and increase revenue;
- Sharing infrastructure and best practices across our operations to increase scale and profitability; and
- Establishing a workplace and employer brand that attracts, develops, and empowers the talent needed to ensure we have the best people and perspectives to achieve our goals.

We will prioritize Partnering for Customer Success by creating a consistent and exceptional experience across all service lines and deploying sales fundamentals and standardized processes.

We will Innovate to Grow by using tech-enabled solutions to introduce new value propositions and optimize operations, challenging convention to differentiate our services and reshape our business.

We will achieve operational excellence as we Run the Business Better by leveraging the Brink's Business System to drive a continuous improvement culture focused on customer experience and by building scale by sharing activities, infrastructure and knowledge.

We will Win as Team Brink's by unleashing the power of our people through attracting, developing, and empowering the best people, strengthening core competencies across the company and fostering a culture that inspires excellence.

We are focusing on the implementation of the strategic pillars across our service lines: Cash and Valuables Management, Digital Retail Solutions and ATM Managed Services. We remain focused on how we will accelerate revenue growth, margin improvement and cash flows and position Brink's to win across the evolving payments ecosystem.

Services

We design customized services to meet the needs of our customers. We enter into contracts with our customers to establish pricing and other terms. Cash logistics services contracts usually cover an initial term of at least one year and in many cases one to three years, and generally remain in effect thereafter until canceled by either party. Contracts for cash management services, digital retail solutions, and ATM managed services are typically longer. Following are descriptions of our service offerings:

Cash and Valuables Management ("CVS") (72% of total revenues in 2025)

CVS services are provided to customers throughout the world. Revenues are affected by the level of economic activity in various markets as well as the volume of business for specific customers. Cash management includes the secure transportation, handling and storage of currency for retail and financial institution customers. Valuables management includes the transportation and storage of banknotes, precious metals and other valuables across the world. These services may be impacted by global economic conditions, interest rates as well as regional demand for precious metals and luxury goods. CVS services generated approximately $3.8 billion of revenues in 2025 ($3.8 billion in 2024 and $3.9 billion in 2023).

These services include:

Cash-in-transit services – Serving customers since 1859, our success in cash-in-transit ("CIT") is driven by a combination of rigorous security practices, high-quality customer service, risk management and logistics expertise. CIT services include the secure transportation of cash between retail businesses and financial institutions, such as banks and credit unions; cash, securities and other valuables between commercial banks, central banks and investment banking and brokerage firms; and new currency, coins, bullion and precious metals for central banks and other customers.

Basic ATM services – We provide customers who own and operate ATMs a variety of service options. Basic ATM services include cash replenishment, treasury management and first line maintenance.

Brink's Global Services ("BGS") – Serving customers in more than 100 countries, BGS is a leading global provider of secure transport of high-value commodities and goods, including diamonds, jewelry, luxury goods, precious metals, securities, banknotes, currency, high-tech devices, electronics, pharmaceuticals and fine art. Additional BGS services include pick-up, packaging, customs clearance, secure storage and inventory management. BGS also has specialized diamond and jewelry operations in the world's major diamond and jewelry centers.

Cash management services – We offer a variety of cash management services, depending on customers' unique needs. These include money processing (e.g., counting, sorting, wrapping, checking condition of bills, etc.), check imaging services and other cash management services (e.g., cashier balancing, counterfeit detection, account consolidation and electronic reporting).

Vaulting services – Vaulting services combine CIT services, cash management services, vaulting and electronic reporting technologies to help banks expand into new markets while minimizing investment in vaults and branch facilities. In addition to providing secure storage, we process deposits, provide check imaging and reconciliation services, perform currency inventory management, process ATM replenishment orders and electronically transmit banking transactions.

Other Services – Guarding services, commercial security systems services, and payment services.

Digital Retail Solutions ("DRS"), and ATM Managed Services ("AMS") (28% of total revenues in 2025)

DRS and AMS are technology-enabled services provided to customers throughout the world. Revenues are typically contractually recurring with multi-year terms. DRS and AMS services generated approximately $1.5 billion of revenues in 2025 ($1.2 billion in 2024 and $1.0 billion in 2023).

Digital Retail Solutions – Our DRS offerings are a combination of smart devices, software, analytics, and services to offer customers of all sizes an integrated and flawless solution to their cash management needs. They typically provide customers with a convenient solution offering more transparency, faster access to working capital, and integration into their unique operating systems. DRS includes our patented Brink's Complete™ and CompuSafe® services.

ATM Managed Services – We provide comprehensive services for ATM management, including cash forecasting, cash optimization, remote monitoring, service call dispatching, transaction processing, first and second line maintenance, parts provisioning, funds settlements and installation services. AMS provides an economical solution for financial institutions, retailers and independent ATM owners to outsource day-to-day operation of ATMs. For certain customers, we take ownership of ATM devices as part of our managed services offering.

Industry and Competition

Brink's competes with large multinational, regional and smaller companies throughout the world. Our largest multinational competitors are Loomis AB (Sweden); Prosegur, Compania de Seguridad, S.A. (Spain); and GardaWorld Security Corporation (Canada).

We believe the primary factors in attracting and retaining customers are security expertise, service quality, value-added solutions and price. Our competitive advantages include:
- brand name recognition;
- reputation for a high level of service and security;
- risk management and logistics expertise;
- global network and customer base;
- proven operational excellence, and
- high-quality insurance coverage and financial strength.

Although we face competitive pricing pressure in many markets, we resist competing on price alone. We believe our high levels of service, security expertise and value-added solutions differentiate us from competitors.

Seasonality

Our revenues and earnings are typically higher in the second half of the year, particularly in the fourth quarter, due to generally increased customer activity associated with seasonal demand.

Insurance Coverage

The availability of high-quality and reliable insurance coverage is an important factor in our ability to attract and retain customers and manage the risks inherent in our business. We purchase insurance coverage for losses in excess of what we consider to be prudent levels of self-insurance. Our insurance policies cover losses from most causes, with the exception of war, nuclear risk and certain other exclusions typical in such policies.

Insurance for security is provided by different groups of underwriters at negotiated rates and terms. Premiums fluctuate depending on market conditions. The security loss experience of Brink's and, to a limited extent, other armored carriers affect our premium rates.

Service Mark and Patents

BRINKS is a registered service mark in the U.S. and certain foreign countries. Brink's name and marks are of material significance to our business. We own patents for safes, cash devices and related processes, including Brink's Complete™, CompuSafe®, iDeposit, and Daily Credit. Brink's patents will expire between 2028 and 2040. These patents provide us with important advantages. However, we are not dependent on the existence of these patents.

We have licensed the Brink's name to a limited number of companies, including a company that provides residential smart home and home security services and a distributor of security products (padlocks, door hardware, etc.) to customers through major retail chains.

Government Regulation

Aspects of our business are, and anticipated products and services may be, subject to regulation by various federal, state and foreign governmental agencies. Various federal, state and local agencies in the U.S. and other countries in which we operate regulate certain current aspects of our business, in areas such as commercial lending, safety of operations, equipment and financial responsibility. Movement of valuable shipments are generally subject to import/export regulations. We are also subject to certain firearm regulations in connection with our armored logistics operations. We must comply with licensing, permits and registration requirements imposed by various federal, state and local governmental agencies in the U.S. and other countries in which we operate. Our permits and licensing requirements vary by jurisdiction based on the scope of business conducted and applicable laws and regulations.

Human Capital Management

Purpose and Values

At Brink's, our purpose is: Together, we build partnerships to secure commerce. The values underpinning our company culture are: We Drive Customer Success, We Strive for Excellence, We Protect, We Work Together, and We Do What's Right. Our purpose and values are action-oriented and relevant to our current business, emphasize our collective effort, and ensure that we work safely to protect ourselves and others, consider the customer first in all we do, display the highest standards of ethics, engage and empower employees, and continually find new ways to improve the way we work.

With our purpose and values in mind, our Company-wide roadmap for our future (#Team Brink's - Better Together) embraces an enterprise-first mindset and reflects our continuing aspirations to be a global team working together to inspire trust, create value, and achieve excellence. Our purpose and values unite our team members around behaviors that guide our work across the organization and with our partners.

Workforce Demographics

We have a culturally and geographically varied workforce that serves customers in more than 100 countries. Based upon business demand, we have a need for a flexible workforce. In certain geographic regions, statutory employee protections may limit our ability to increase or decrease our workforce without significant expense.

At December 31, 2025, our company had approximately 63,600 full-time and 1,800 part-time employees. Approximately 89% or 58,000 of our employees are outside the United States. Of our approximately 7,400 employees in the United States, approximately 100 were classified as part-time employees. Certain employees in the United States provide corporate services for the various regions in which we operate.

During 2025, we continued our efforts towards developing a talent pool to meet the ever-changing needs of our business. Specifically, we maintained focus on enhancing talent planning for critical roles, identifying high potential employees and enhancing our brand attractiveness by further establishing Brink's as a company that is relevant, digital and growing. We also continually evaluate, and seek to maintain, the competitiveness of our compensation and benefits programs to assist with talent attraction and retention.

Our commitment to engaging with our employees is a key component of our culture. In 2025, we launched a global engagement survey (the Employee Voice Program) to better understand employees' perspectives and the factors that influence their experience at work. The survey addressed key aspects of the employee experience, including workplace culture, leadership and communication, career development opportunities, and overall engagement. The insights gained from the survey are being used to help strengthen our culture, enhance employee experience, and position the organization for long-term success.

Globally, we continue to communicate our vision of a winning culture to our leadership teams and reinforce our values through leadership capability-building programs (including our PowerYourTalent training) and streamlined performance reviews. We offer a range of developmental programs designed to strengthen leadership capabilities and effectiveness across the Company. These efforts are aimed at increasing organizational talent and capabilities and identifying and developing potential successors for key leadership positions.

Employee Safety and Wellness

Employee safety is of paramount importance as we strive to bring every employee home safely every night. We maintain our commitment to providing a safe workplace that protects against and limits personal injury and other types of harm for our employees and the communities in which we operate. We also follow international standards and regulations for employee safety and evaluate risks using both government-required procedures and best practices to ensure that we understand residual risk and appropriately protect our employees.

We believe in supporting our employees' health and well-being. We offer our employees a wide array of market-competitive benefits tailored to the jurisdictions in which we operate, including life and health coverage and mental health resources. In addition, we offer fertility benefits for our U.S. employees.

Talent

To maintain a competitive workforce, we continually evolve and enhance how we train, identify and promote key talent. We also regularly evaluate and improve our employee review process – encouraging regular performance reviews and feedback that set clear expectations, motivate employees and reinforce the connection between pay and performance.

We are committed to accelerating the development of our leaders through various programs such as our "Future Leaders" program, which is designed to build capable and confident leaders who can lead and inspire our workforce in an ever-changing environment. Future Leaders is an intense and immersive 12-month leadership development program for our emerging leaders.

Our Talent Philosophy reflects a clear and consistent approach to how we define great performance, support development, and grow as an organization. It is built on two core principles: what we achieve and how we achieve it. We recognize not only results, but also the behaviors and values, such as collaboration, accountability, and integrity, that strengthen our culture and drive sustainable success. This philosophy provides a shared framework for aligning expectations, fostering growth, and creating a high-performing, values-driven organization.

Labor Relations

As of December 31, 2025, approximately 27,700 of our employees in various countries in which we operate, or approximately 42% of our total workforce, were represented by trade union organizations and/or covered by collective bargaining agreements, which have various expiration dates from 2026 to 2029. We believe our employee relations are satisfactory.

Sustainability Program

For more information on our Sustainability Program, including our environmental, social and governance priorities, please refer to our most recent Sustainability Report, which can be found on our Sustainability page on our website.

Business acquisitions

In 2024, we acquired three business operations in the North America, Latin America and Europe segments. The aggregate purchase consideration for these three acquisitions was approximately $27 million.

Available Information and Corporate Governance Documents

The following items are available free of charge on our website (www.brinks.com) as soon as reasonably possible after filing or furnishing them with the Securities and Exchange Commission (the "SEC"):

- Annual reports on Form 10-K
- Quarterly reports on Form 10-Q
- Current reports on Form 8-K, and amendments to those reports

The following documents are also available free of charge on our website:

- Corporate Governance Guidelines
- Code of Ethics
- The charters of the following committees of our Board of Directors (the "Board"): Audit and Ethics, Compensation and Human Capital, Corporate Governance and Nominating, and Finance and Business Development

Printed versions of these items will be mailed free of charge to shareholders upon request. Such requests can be made by contacting the Corporate Secretary at 1801 Bayberry Court, P. O. Box 18100, Richmond, Virginia 23226-8100.

Additional information about the Company may be found elsewhere in this report and in the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

ITEM 1A. RISK FACTORS

Business Risks

Our strategy may not be successful.

Our strategy is to grow Brink's by providing solutions that secure commerce through the delivery of customer-focused innovation while operating with excellence and efficiency. We may not be successful in growing revenue in our services lines or in improving the cost to serve our customers through process improvements. We also may not be successful in strengthening and leveraging our IT capabilities to deliver tech-enabled services. If we are unable to achieve our strategic objectives and anticipated operating profit improvements, our results of operations and cash flows may be adversely affected.

We operate in highly competitive industries.

We compete in industries that are subject to significant competition and pricing pressures in most markets. In addition, our business model requires significant fixed costs associated with offering many of our services including costs to operate a fleet of armored vehicles and a network of secure branches. Because we believe we have competitive advantages such as brand name recognition and a reputation for a high level of service and security, we resist competing on price alone. However, continued pricing pressure from competitors, failure to achieve pricing based on the competitive advantages identified above and/or inability to offset inflationary cost increases through price increases could result in lost volume of business and have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, given the highly competitive nature of our industries, it is important to develop new solutions and product and service offerings to help retain and expand our customer base. Failure to develop, sell and execute new solutions and offerings in a timely and efficient manner could also negatively affect our ability to retain our existing customer base or pricing structure and have an adverse effect on our business, financial condition, results of operations and cash flows.

Decreased use of cash could have a negative impact on our business.

While cash remains one of the most popular forms of consumer payment in the U.S. and globally, the growth of payment options other than cash could reduce the need for services related to cash, thereby affecting our financial results. We continue to develop new services that offer current and prospective customers the opportunity to streamline their cash processing to keep cash acceptance more competitive with other forms of payment. There is a risk that these initiatives may not offset the risks associated with a decline in the overall share of cash payments and that our business, financial condition, results of operations and cash flows could be negatively impacted.

We may not be successful in pursuing strategic investments or acquisitions or realize the expected benefits of those transactions because of integration difficulties and other challenges.

While we may identify opportunities for acquisitions and investments to support our growth strategy, our due diligence examinations and positions that we may take with respect to appropriate valuations for acquisitions and divestitures and other transaction terms and conditions may hinder our ability to successfully complete business transactions to achieve our strategic goals. We compete with others within and outside our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. As a result, our ability to acquire businesses in the future, and to acquire such businesses on favorable terms, may be limited. Our ability to realize the anticipated benefits from acquisitions will depend, in part, on successfully integrating each business with our company as well as improving operating performance and profitability through our management efforts and capital investments. The risks to a successful integration and improvement of operating performance and profitability include, among others, failure to implement our business plan, unanticipated issues in integrating operations with ours, unanticipated changes in laws and regulations, labor unrest resulting from union operations, regulatory, environmental and permitting issues, unfavorable customer reactions, the effect on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002, and difficulties in fully identifying and evaluating potential liabilities, risks and operating issues. In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders. The occurrence of any of these events may adversely affect our expected benefits of any acquisitions and may have a material adverse effect on our financial condition, results of operations or cash flows.

We have certain environmental and other exposures related to our former coal operations.

We may incur future environmental and other liabilities in connection with our former coal operations, which could materially and adversely affect our financial condition, results of operations and cash flows.

We may be exposed to certain regulatory and financial risks related to climate change.

Growing concerns about climate change may result in the imposition of additional environmental regulations to which we are subject. The U.S. federal government, certain U.S. states and certain other countries and regions have adopted or are considering emissions-limiting legislation or regulation on vehicle and other transportation engines. Such new laws or regulations, or stricter enforcement of existing laws and regulations, could increase the costs of operating our businesses, including, among other things, increased fuel prices or additional taxes or emission allowances, and reduce the demand for our products and services, any or all of which could adversely affect our operations. Additionally, we may not be able to recover the cost of compliance with new or more stringent environmental laws and regulations from our customers, which could adversely affect our business. Furthermore, the potential effects of climate change and related regulation on our customers are highly uncertain and may adversely affect our operations.

We may also incur additional expenses related to U.S. and international regulators requiring varied calculation, disclosure, and assurance methodologies regarding greenhouse gas ("GHG") emissions including, but not limited to, the European Sustainability Reporting Standards and Corporate Sustainability Reporting Directive and California SB219. Furthermore, many countries and U.S. states in which we operate or are subject to regulation may adopt, additional requirements related to the disclosure of GHG emission and related matters.

Operational Risks

We have significant operations outside the United States.

We currently serve customers in more than 100 countries, including 51 countries where we operate subsidiaries. Sixty-nine percent (69%) of our revenues in 2025 came from operations outside the U.S. We expect revenues outside the U.S. to continue to represent a significant portion of total revenues. Business operations outside the U.S. are subject to political, economic and other risks inherent in operating in foreign countries, such as:

- the difficulty of enforcing agreements, collecting receivables and protecting assets through foreign legal systems;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing widespread operations;
- required compliance with a variety of foreign laws and regulations;
- enforcement of our global compliance program in foreign countries with a variety of laws, cultures and customs;
- varying permitting and licensing requirements in different jurisdictions;
- foreign ownership laws;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- threat of nationalization and expropriation;
- higher costs and risks of doing business in a number of foreign jurisdictions;
- laws or other requirements and restrictions associated with organized labor;
- limitations on the repatriation of earnings;
- the imposition of new, increased, or otherwise changed international tariffs, including as a result of changes in trade policy or the legal authority under which tariffs are imposed, and the impact on our operations and costs;
- fluctuations in equity, revenues and profits due to changes in foreign currency exchange rates, including measures taken by governments to devalue official currency exchange rates;
- inflation levels exceeding that of the U.S.; and
- the inability to collect for services provided to government entities.

We are exposed to certain risks when we operate in countries that have high levels of inflation, including the risk that:

- the rate of price increases for services will not keep pace with the cost of inflation;
- adverse economic conditions may discourage business growth which could affect demand for our services;
- the devaluation of the currency may exceed the rate of inflation and reported U.S. dollar revenues and profits may decline; and
- these countries may be deemed "highly inflationary" for U.S. generally accepted accounting principles ("GAAP") purposes.

We manage these risks by monitoring current and anticipated political and economic developments, monitoring adherence to our global compliance program and adjusting operations as appropriate. Changes in the political or economic environments of the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We operate in regulated industries, and our failure to comply with the laws regulating our operations, and the costs we may incur to comply, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Brink's Capital LLC, a subsidiary of the Company, is federally registered as a "Money Services Business" with the U.S. Department of Treasury's Financial Crimes Enforcement Network ("FinCEN"). It is also currently registered and/or licensed—and may in the future be registered and/or licensed—as a "money transmitter" or similar designation with various state or local jurisdictions in the U.S. related to delivering future products and services. These registrations subject us to, among other things, having an effective anti-money laundering ("AML") compliance program, record-keeping requirements and reporting requirements, and examination by state and federal regulatory agencies. In Canada, as of July 1, 2024, Brink's armored transportation operations are subject to Proceeds of Crime (Money Laundering) and Terrorist Financing Act as a federally registered "Money Services Business" with the Financial Transactions and Reports Analysis Centre of Canada ("FINTRAC"). This registration subjects us to, among other things, having an effective AML compliance program, record-keeping requirements and reporting requirements, and periodic examination by FINTRAC. These and our other regulatory obligations may significantly increase our costs or impact our operations. Our failure to comply with or any determination that we have violated any applicable laws or regulations could result in, among other things, substantial fines or revocation of our Money Services Business status, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Likewise, our foreign operating subsidiaries are subject to similar regulations, examinations and supervision by governmental entities. For instance, under the EU Payment Services Directives, as amended, and the EU Anti-Money Laundering Directives, as amended, our foreign operating subsidiaries that are operating in the EU may be subject to reporting, recordkeeping and anti-money laundering regulations, and agent oversight and monitoring requirements, as well as broader supervision by EU member states. Our Canadian business is subject to the Retail Payment Activities Act, which requires registration of our operations and our ongoing compliance with risk management, funds safeguarding, recordkeeping and reporting regulations. Legislation that has been enacted or proposed in other jurisdictions could have similar effects. These and our other regulatory obligations may significantly increase our costs or impact our operations. Any determination that we have violated these laws could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are also subject to the Foreign Corrupt Practices Act ("FCPA") in the U.S. and similar laws in other countries, such as the Bribery Act in the UK, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Some of these laws, such as the Bribery Act, also prohibit improper payments between commercial enterprises. Because our services are offered in more than 100 countries, we face significant risks associated with our obligations under the FCPA, the Bribery Act and other national anti-corruption laws. Any determination that we have violated these laws could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our U.S. operations are subject to regulation by the U.S. Department of Transportation with respect to safety of operations and equipment and financial responsibility. Intrastate operations in the U.S. are subject to regulation by state regulatory authorities and interprovincial operations in Canada are subject to regulation by Canadian and provincial regulatory authorities. Our other international operations are regulated to varying degrees by the countries in which we operate. Many countries have permit requirements for security services and prohibit foreign companies from providing different types of security services. Our failure to comply with any applicable laws or regulations could result in, among other things, substantial fines or revocation of our operating permits and licenses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Finally, changes in laws or regulations, or the interpretations of such laws and regulations, could require a change in the way we operate, which could increase costs or otherwise disrupt operations. If laws and regulations were to change or we fail to comply with changes to any applicable laws or regulations, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We face risks related to our settlement agreements with the U.S. Department of Justice ("DOJ") and FinCEN, including additional monetary penalties if we fail to comply with the terms of the settlement agreements and costs and burdens associated with our compliance undertakings.

In August 2020, we received a subpoena issued in connection with an investigation being conducted by the DOJ, primarily related to cross-border shipments of cash and things of value and anti-money laundering ("AML") compliance. Subsequently, in March 2024, we received a Notice of Investigation from FinCEN related to Bank Secrecy Act ("BSA")/AML compliance that involved substantially the same conduct that was the subject to the DOJ's investigation.

On January 31, 2025, the Company resolved these matters with FinCEN and the DOJ. As part of these resolutions, the Company agreed to pay $42 million to these agencies over three years, beginning in January 2025. If we fail to comply with the terms of these settlement agreements, the DOJ or FinCEN could impose monetary penalties and the DOJ could determine that approximately $20 million of the total amount to be forfeited under the agreement with the DOJ would not be forgiven (as is contemplated under the agreement), but instead would be payable to the DOJ. These potential monetary penalties could have a material adverse effect on our business, financial condition and results of operations.

In addition, compliance with the terms of these settlement agreements could impose significant additional burdens on us, including increased compliance costs and potential burdens on our business that could adversely affect our competitive advantage. These compliance costs and other burdens could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve, or may be delayed in achieving, our initiatives to drive efficiency in controlling costs and managing cash flows.

We have launched a number of initiatives to improve efficiencies and reduce operating costs, as well as to improve working capital management and overall cash flows. Although we have achieved annual cost savings associated with these initiatives, we may be unable to sustain the cost savings that we have achieved. In addition, if we are unable to achieve, or have any unexpected delays in achieving additional cost savings, our results of operations and cash flows may be adversely affected. Also, while certain cash flow actions have benefit, and may further benefit, cash flow in the near term, cash flow may be negatively impacted in future periods if our programs do not meet expectations.

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It is possible that our restructuring plans may not achieve their intended results and that we will incur restructuring charges in the future.

It is possible that our restructuring plans may not achieve their intended results and may have other consequences, such as attrition beyond our planned reduction in workforce or our ability to attract highly skilled employees. As a result, our restructuring plans may affect our revenue and other operating results in the future.

In addition, it is possible we will take additional restructuring actions, including in connection with acquisitions as well as global transformation initiatives, in one or more of our markets in the future to reduce expenses or enhance our customer facing and back-office delivery capabilities. These actions could result in significant restructuring charges at these subsidiaries, including recognizing impairment charges to write down assets and recording accruals for employee severance. Our restructuring activities may subject us to litigation risks and expenses. These charges, if required, could significantly and materially affect results of operations and cash flows.

Our inability to access capital or significant increases in our cost of capital could adversely affect our business.

Our ability to obtain adequate and cost-effective financing depends on our credit quality as well as the liquidity of financial markets. A negative change in our ratings outlook or any downgrade in our credit ratings by the rating agencies could adversely affect our cost and/or access to sources of liquidity and capital. Disruptions in the capital and credit markets could adversely affect our ability to access short-term and long-term capital. Our access to funds under current credit facilities is dependent on the ability of the participating banks to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity. Longer disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to capital needed for our business.

We are subject to covenants for our credit facilities and our unsecured notes.

Our senior secured credit facility, senior unsecured notes, letter of credit facilities and bank guarantee facilities contain various financial and other covenants. The financial covenants include a limit on the ratio of net secured debt to earnings before interest, taxes, depreciation and amortization and a limit on the ratio of earnings before interest, taxes, depreciation and amortization to interest expense. Other covenants, among other things, limit our ability to provide liens, restrict fundamental changes, limit transactions with affiliates and unrestricted subsidiaries, restrict changes to our fiscal year and to organization documents, limit asset dispositions, limit the use of proceeds from asset sales, limit sale and leaseback transactions, limit investments, limit the ability to incur debt, restrict certain payments to shareholders, limit negative pledges and limit the ability to change the nature of our business. Although we believe none of these covenants are presently restrictive to operations, the ability to meet financial and other covenants can be affected by changes in our results of operations or financial condition. We cannot provide assurance that we will meet these covenants. A breach of these covenants could result in a default under existing credit facilities. Upon the occurrence of an event of default under any of our credit facilities, the lenders could cause amounts outstanding to be immediately payable and terminate all commitments to extend further credit. The occurrence of these events would have a significant effect on our liquidity and cash flows.

Our earnings and cash flow could be materially affected by increased losses of customer valuables.

We purchase insurance coverage for losses of customer valuables for amounts in excess of what we consider prudent deductibles and/or retentions. Insurance is provided by different groups of underwriters at negotiated rates and terms. Coverage is available to us in major insurance markets, although premiums charged are subject to fluctuations depending on market conditions. Our loss experience and that of other companies in our industry affects premium rates. We are not insured for losses below our coverage limits and recognize expense up to these limits for actual losses. Our insurance policies cover losses from most causes, with the exception of war, nuclear risk and various other exclusions typical for such policies. The availability of high-quality and reliable insurance coverage is an important factor in obtaining and retaining customers and managing the risks of our business. If our losses increase, or if we are unable to obtain adequate insurance coverage at reasonable rates, our financial condition, results of operations and cash flows could be materially and adversely affected.

Cybersecurity and Information Technology Risks

Risks associated with cybersecurity and information technology can expose Brink's to business disruptions, cybersecurity breaches and regulatory violations.

We rely on our information technology ("IT") infrastructure, including the Brink's Global Information Security ("GIS") Program, which is designed to reduce risk by ensuring that computer systems are secure through protecting networks, systems, hardware, and data to mitigate cybersecurity risk and efficiently run our business. If there were to be significant problems with our IT infrastructure, such as IT data center or system failures or unplanned system disruptions, failure to develop new technology platforms to support new initiatives and product and service offerings, or a failure of our GIS Program, it could halt or delay our ability to service our customers, hinder our ability to conduct and expand our business and require significant remediation costs. Securing remote work by our personnel and remote access to our systems continues to be a priority as remote access to our systems represents a heightened level of cybersecurity risk to our business. We believe our cybersecurity risk profile will continue to expand as we broaden services, pursue mergers and acquisitions, and employ emerging technologies, mobile applications, third-party service providers and cloud-based services. Hacking, phishing attacks, ransomware, insider threats, physical breaches or other actions may cause confidential information belonging to Brink's, its employees or customers to be misused. Moreover, the techniques used to obtain unauthorized access to networks or to sabotage systems change frequently and generally are not recognized until launched against a target. We may be unable to anticipate these emerging techniques, react in a timely manner, or implement adequate preventative measures. We have experienced cybersecurity incidents and unplanned system disruptions in the past, but none of these incidents or disruptions, individually or in the aggregate, have had a material adverse effect on our business, financial condition or results of operations. A significant cybersecurity incident that impacts our systems, applications, cloud resources or data centers that house sensitive and confidential data, including, but not limited to, personally identifiable information and business sensitive information, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, such an incident may result in significant challenges and costs related to coordination with third-party service providers in order to resolve related issues.

If our third-party providers do not respond in a timely manner to our needs, disaster recovery, business continuity and crisis management activities could be negatively impacted. We have programs in place that are intended to identify, protect against, detect, respond to, and recover from cybersecurity incidents and breaches and that provides employee awareness training regarding cyber risks; however, due to evolving and advanced sophisticated attackers, cyber attacks remain increasingly difficult to detect and we may need to allocate additional resources to continue to enhance our information security measures and/or to investigate and remediate any security vulnerabilities. Cyber attacks and security breaches may also persist undetected over extended periods of time and may not be mitigated in a timely manner to minimize the impact of a cyber attacks or security breach. A significant cybersecurity incident, involving Brink's or its third-party service providers, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. Although the Company maintains cybersecurity insurance, the Company's insurance may not be adequate to cover all losses that may be incurred in the event of a significant disruption or failure of its information technology systems.

As a global company we must adhere to ever changing legal and regulatory environments in numerous regions regarding data privacy, data protection, and data security. Privacy and data protection laws vary between countries and are subject to interpretation, which may create inconsistent or conflicting requirements. For example, the European Union's General Data Protection Regulation ("GDPR"), which became effective in May 2018, greatly increased the jurisdictional reach of European Union law. Since its inception, more geographies in which we operate have enacted laws similar to the GDPR, including several countries in Asia and Latin America, as well as several states in the U.S. For example, the California Consumer Privacy Act (the "CCPA"), which became effective on January 1, 2020, imposes stringent data privacy and data protection requirements regarding the personal information of California residents, and provides for penalties for noncompliance, as well as a private right of action from individuals for certain security breaches. Additionally, the California Privacy Rights Act, which became effective on January 1, 2023, significantly modified the CCPA and has resulted in further uncertainty. The GDPR and these other privacy and data protection laws impose requirements related to the handling of personal data, mandate public disclosure of certain data breaches, and provide for substantial penalties for non-compliance. Our efforts to comply with GDPR and other privacy and data protection laws may impose significant costs that are likely to increase over time. A breach of the GDPR or other such data protection regulations could result in regulatory investigations, reputational damages, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). We could incur substantial penalties or be subject to litigation related to violation of existing or future data privacy laws, including representative actions and other class action-type litigation, which could result in significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm, all of which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to the Company's Securities

We cannot guarantee that we will repurchase our common stock pursuant to our share repurchase program or that our share repurchase program will enhance long-term shareholder value. Share repurchases could also increase the volatility of the price of our common stock and could diminish our cash reserves.

On December 10, 2025, the Board authorized a new share repurchase program replacing the prior 2023 authorization. Under this program, which expires on December 31, 2027, we are authorized to repurchase shares of common stock for an aggregate purchase price not to exceed $750 million, excluding fees, commissions and other ancillary expenses.

On November 2, 2023, the Board authorized a share repurchase program that expired on December 31, 2025. Under this program, we were authorized to repurchase shares of common stock for an aggregate purchase price not to exceed $500 million, excluding fees, commissions and other ancillary expenses.

Although the Board has authorized the share repurchase program, the share repurchase program does not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of the Company's common stock and the nature of other investment opportunities. A potential tax on share repurchases that would make share repurchases more expensive, may also impact our decision to engage in share repurchases. Also, our ability to repurchase shares of stock may be limited by restrictive covenants in our debt agreements and indentures in our senior notes. The repurchase program may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of our common stock pursuant to our share repurchase program could affect our stock price and increase its volatility. The existence of a share repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so and short-term stock price fluctuations could reduce the program's effectiveness.

General Risks

The identification of a material weakness in our internal control over financial reporting in the future could, if not remediated, adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner, investor confidence in our company, and the value of our common stock.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to document and test our internal control procedures and to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of such controls. While the Company has not identified a material weakness in its internal control over financial reporting in this report, there can be no assurances that a material weakness will not occur in the future. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition, or liquidity.

The Company could be negatively affected as a result of the actions of activist or hostile shareholders.

Shareholder activism, which could take many forms and arise in a variety of situations, has been increasing among publicly traded companies. Shareholder activism, including potential proxy contests or other forms of engagement or pressure, requires significant time and attention by management and the Board, potentially hindering the Company's ability to execute its strategic plan and negatively affecting the trading value of our common stock. Additionally, shareholder activism could give rise to perceived uncertainties as to the Company's future direction, adversely affect its relationships with key executives, customers and other business partners, or make it more difficult to attract and retain qualified personnel. If the Company is targeted by an activist shareholder, it could incur significant legal fees and other expenses related to activist shareholder matters. Any of these impacts could materially and adversely affect the Company and operating results.

Negative public perception of our reputation or brand could lead to a loss of revenues or profitability.

We are a leading global provider of cash and valuables management, digital retail solutions and ATM managed services, and our long-term success depends heavily on our ability to maintain and strengthen our reputation for trust, reliability and integrity. Our brand reputation, particularly the trust placed in us by our customers, could be negatively impacted if our customers perceive--or experience--any failure in our ability to operate our business ethically, securely and responsibly. In addition, we have licensing arrangements that permit certain entities to use Brink's name and/or other intellectual property in connection with their businesses. If any of these entities were perceived as failing (or failed) to conduct business ethically, securely or responsibly, it could have a negative effect on our name and/or brand. Any damage to our reputation or brand could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business success depends on retaining our leadership team and attracting and retaining qualified personnel.

Talent is a key enabler of our strategy. Our future success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan and to identify and pursue new opportunities. Our future success also depends, in part, on our continued ability to attract and retain the skills and capabilities in the many countries we operate. Any unplanned turnover in senior management or inability to attract and retain a workforce with the skills and in the locations we need to operate and grow our business could have a negative effect on our results. Unplanned turnover in key leadership positions within the Company may adversely affect our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and overall results.

Forward-Looking Statements

This document contains both historical and forward-looking information which is based on management's current expectations, assumptions and beliefs and involves risks and uncertainties that could cause actual results to differ materially.which is based on management's current expectations, assumptions and beliefs and involves risks and uncertainties that could cause actual results to differ materially.. Words such as "anticipates," "assumes," "estimates," "expects," "projects," "predicts," "intends," "plans," "potential," "believes," "could," "may," "should" and similar expressions may identify forward-looking information. Forward-looking information in this document includes, but is not limited to, statements concerning future performance of the Company and its global subsidiaries, including the anticipated results from the Company's strategic initiatives, including transformation initiatives and other technology and operational investments, which may take longer than expected to implement or may not deliver anticipated benefits; difficulty in repatriating cash; fluctuating strength of the U.S. dollar; anticipated costs of our reorganization and restructuring activities; our ability to consummate acquisitions and integrate their operations successfully; changes in allowance calculation methods; future working capital performance; our ability to generate operating and free cash flow and the timing and predictability of such cash flows; the impact of foreign currency forward and swap contracts; our effective tax rate; realization of deferred tax assets; the impact of foreign tax credit regulations; the ability to meet liquidity needs in light of operating requirements, strategic transactions, and macroeconomic conditions; expenses and payouts for the U.S. retirement plans and the funded status of the primary pension plan; expected liability for and future contributions to the UMWA plans; liability for black lung obligations; the effect of pending legal matters, including the Chile antitrust matter; the impacts of the operating environment in Argentina; and expected future payments under contractual obligations. Forward-looking information in this document is subject to known and unknown risks, uncertainties, and contingencies, which are difficult to quantify and which could cause actual results, performance or achievements to differ materially from those that are anticipated.

These risks, uncertainties and contingencies, many of which are beyond our control, include, but are not limited to:
- our ability to improve profitability and execute further cost and operational improvements and efficiencies in our core businesses;
- our ability to improve service levels and quality in our core businesses;
- market volatility and commodity price fluctuations;
- general economic issues, including supply chain disruptions, fuel price increases, new or increased international tariffs and/or trade barriers, inflation, recessionary conditions and changes in interests rates;
- seasonality, pricing and other competitive industry factors;
- investment in information technology ("IT") and its impact on revenue and profit growth;
- risks associated with the usage of artificial intelligence ("AI") technologies, including operational, regulatory, cybersecurity, data integrity and reputational risks;
- our ability to maintain an effective IT infrastructure and safeguard confidential information and risks related to a failure of our IT systems and networks, including cloud-based applications, and risks associated with current and emerging technology threats, and damage from computer viruses, unauthorized access and cyber attacks, including increasingly sophisticated cyber attacks incorporating the use of AI and other similar disruptions;
- our ability to effectively develop and implement solutions for our customers;
- risks associated with operating in foreign countries, including changing political, labor and economic conditions (including political conflict or unrest), regulatory issues (including the imposition of international sanctions, including by the U.S. government), military conflicts (including but not limited to the conflict in Israel and surrounding areas and other regional or global conflicts, and the possible expansion of such conflicts and related geopolitical consequences, currency restrictions and devaluations, restrictions on and cost of repatriating earnings and capital, impact on the Company's financial results as a result of jurisdictions' higher-than-expected inflation and those determined to be highly inflationary, and restrictive government actions, including nationalization;
- labor issues, including labor shortages, negotiations with organized labor and work stoppages;
- pandemics, acts of terrorism, strikes or other extraordinary events that negatively affect global or regional cash commerce;
- the strength of the U.S. dollar relative to foreign currencies and foreign currency exchange rates;
- our ability to identify, evaluate and complete acquisitions and other strategic transactions and to successfully integrate acquired companies, including the costs, timing, financing arrangements, and realization of expected benefits of such transactions;
- costs related to dispositions and product or market exits;
- our ability to obtain appropriate insurance coverage, positions taken by insurers relative to claims and the financial condition of insurers;
- safety and security performance and loss experience;
- employee, environmental and other liabilities in connection with former coal operations, including black lung claims;
- the impact of the American Rescue Plan Act and Patient Protection and Affordable Care Act on legacy liabilities and ongoing operations;
- funding requirements, accounting treatment, and investment performance of our pension plans, the VEBA and other employee benefits;
- changes to estimated liabilities and assets in actuarial assumptions;
- the nature of hedging relationships and counterparty risk;
- access to the capital and credit markets;
- our ability to realize deferred tax assets;
- the impact of foreign tax credit regulations;
- the impact of significant U.S. tax or fiscal legislation, including the One Big Beautiful Bill Act ("OBBBA");
- the outcome of pending and future claims, litigation, and administrative proceedings;
- our ability to comply with regulatory compliance obligations;
- public perception of our business, reputation and brand;
- our ability to identify, recruit and retain key employees;
- changes in estimates and assumptions underlying our critical accounting policies; and

- the promulgation and adoption of new accounting standards, new government regulations and interpretation of existing standards and regulations.

This list of risks, uncertainties and contingencies is not intended to be exhaustive. Additional factors that could cause our results to differ materially from those described in the forward-looking statements can be found under "Risk Factors" in Item 1A of this Form 10-K and in our other public filings with the SEC. The information included in this document is representative only as of the date of this document, and The Brink's Company undertakes no obligation to update any information contained in this document. All risk factors and uncertainties described herein and therein should be considered in evaluating forward-looking statements, and all of the forward-looking statements in this document are expressly qualified by the cautionary statements contained or referred to herein and therein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company or our business or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this document. The forward looking information included in this document is representative only as of the date of this document, and The Brink's Company undertakes no obligation to update, revise or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Overview

The Company's Global Chief Information Officer ("Global CIO") leads all aspects of the Company's IT strategy, including digital capabilities and information systems. The Company's Global Chief Information Security Officer ("Global CISO"), who reports to the Global CIO, is responsible for leading our enterprise-wide cybersecurity strategy, policy, standards, architecture and processes, including the Brink's GIS Program. The Global CIO, with support from the Global CISO, provides periodic reports to the Board, the Chief Executive Officer, the Chief Financial Officer ("CFO") (to whom the Global CIO reports) and other members of our senior management. These reports include updates on our cybersecurity risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program and the emerging threat landscape. The GIS Program is regularly evaluated internally and externally, including by third-party experts, and the results of those evaluations are reported to senior management and the Board. The Company also actively engages with key vendors, industry participants and intelligence and law enforcement communities as part of its continuing efforts to evaluate and enhance the effectiveness of its information security program, policies and procedures.

Cybersecurity Risk Management and Strategy

The Company's Processes for Assessing, Identifying, and Managing Material Cybersecurity Risks

The Company's processes for assessing, identifying, and managing cybersecurity risks generally follow frameworks established by the International Organization for Standardization (ISO) and the U.S. National Institute of Standards and Technology (NIST). The Company relies on its IT infrastructure, including the GIS Program, which is designed to reduce cybersecurity risks by ensuring that computer systems are secure through protecting networks, systems, applications, hardware, and data to mitigate cyber attacks. Our business includes managing, processing, storing and transmitting proprietary and confidential data, including personally identifiable information and other confidential information. The Company's IT infrastructure and GIS Program are critical to its business activities, and any unauthorized access to, unplanned disruptions or failures of, or cybersecurity attacks, on these systems pose risks to our business, financial condition and results of operations.

The Company has an enterprise risk management ("ERM") program, for which the Board has oversight responsibility. Under the ERM program, senior leaders from across the Company's global footprint annually evaluate risks according to likelihood, significance and velocity to identify and prioritize the most significant risks facing the Company. "IT and Cybersecurity risk" has been identified as part of the ERM program as a significant risk, and the CFO is assigned to this risk area to ensure the development of mitigation plans, monitor progress against those plans, and maintain and measure against a set of key risk indicators.

In addition, the Company's Global Security Operations Center (the "GSOC"), an internal monitoring and reporting center that is a part of the GIS Program, provides 24/7 monitoring, detection and response capabilities for cybersecurity events. The GSOC also analyzes cyber threat intelligence from a variety of paid and non-paid sources.

Cybersecurity Risk Management and Mitigation

The Global CISO manages our risk monitoring and mitigation processes and is responsible for cybersecurity risk management. The Company has adopted physical, technological and administrative cybersecurity controls and has defined procedures for incident detection, containment, response and remediation. The Global CISO works with business units and IT to ensure the appropriate policies are in place and to improve efficiency. Our global IT governance, risk and compliance team, which is a part of the GIS Program, manages IT general controls and cybersecurity best practices. We have an internal cybersecurity incident response plan designed to minimize the impact of cyber incidents and ensure consistent responses to any such incident. This plan undergoes regular review and update by outside counsel.

The Company builds information security awareness among our employees by conducting regular training on our cybersecurity and data protection policies and executing vulnerability testing with employee simulated email threats. The Company also regularly updates employees on cybersecurity issues, assesses for susceptibility to email phishing and provides tools to alert the global information security team to potential phishing activity. Our employees have multiple mechanisms for reporting cybersecurity and data privacy concerns to the Company, including the Brink's GSOC and the Brink's Ethics Hotline. We believe providing ongoing training and real-world learnings to the Company's workforce is a crucial part of ensuring security and defending against future attacks.

The Company internally assesses its cybersecurity regularly and engages a third-party external auditor to conduct annual cybersecurity risk assessments, both of which allow us to identify key cybersecurity and data protection risks and develop plans, policies, and procedures to mitigate such risks.

We also have a vulnerability management program in place that is designed to protect our external and internal networks and critical assets. In addition, we have designed policies and procedures so that our Disclosure Committee, which is composed of members of management and is co-chaired by the Company's CFO and Chief Legal Officer, is appropriately informed of significant cybersecurity matters to ensure compliance with applicable cybersecurity disclosure requirements for our public filings. The Disclosure Committee meets on a quarterly basis and more often as needed.

We maintain cybersecurity insurance and regularly consult with third-party cybersecurity experts during our review of existing cybersecurity controls. We also perform periodic assessments of our key vendors, which allow the Company to identify vendor cybersecurity risks and develop reasonable mitigation plans.

Impacts of Cybersecurity Threats and Prior Incidents

We have experienced and expect to continue to experience cybersecurity attacks and have expended human and financial resources to respond to such attacks.

Although we have taken significant steps to mitigate cybersecurity risk across a range of functions, such measures can never eliminate the risk entirely or provide absolute security. As of December 31, 2025, management has determined that none of the cyberattacks we have experienced, individually or in the aggregate, have had a material adverse effect on our business, financial condition, or results of operations, but we cannot provide assurance that we will not be materially affected in the future by such risks or any future material incidents. For more information about these risks, see the risk factor titled "*Risks associated with information technology can expose Brink's to business disruptions, cybersecurity breaches and regulatory violations*" under Item 1A of this Annual Report on Form 10-K and incorporated by reference herein.

Cybersecurity Governance

Audit and Ethic Committee's Oversight of Risks from Cybersecurity Threats

The Board oversees our ERM program, and has delegated responsibility for cybersecurity and IT risk oversight to the Audit and Ethics Committee. The Committee receives regular briefings from the Global CIO, with support from the Global CISO, regarding our cybersecurity risk management framework and the actions taken, underway or planned to mitigate cybersecurity risks. These updates include assessments of our information security program, initiatives to enhance system resilience, and developments in the evolving cybersecurity threat landscape.

Management's Role in Assessing and Managing our Material Risks from Cybersecurity Threats

Neelu Sethi serves as the Global CIO and reports to Kurt McMaken, the CFO. Ms. Sethi has over 25 years of experience in the IT field and oversees all aspects of our IT, from planning and implementing enterprise IT systems to improving service quality, compliance and corporate development. Ms. Sethi sets our strategic vision and roadmap to define, build and optimize our IT systems, policies and operations.

James Holley, the Global CISO, oversees our information, cyber, and technology security and reports to the Company's Global CIO. Mr. Holley has over 30 years of leadership, operational and technical experience in information security. He leads the development, implementation and enforcement of security policies and data breach resiliency plans, as well as works with internal and external cybersecurity and IT teams to monitor and maintain the security of our IT infrastructure. Mr. Holley holds a master's degree in computer science with a concentration in information security as well as multiple information security certifications.

ITEM 2. PROPERTIES

We have property and equipment in locations throughout the world. Branch facilities generally have office space to support operations, a vault to securely process and store valuables and a garage to house armored vehicles and serve as a vehicle terminal. Many branches have additional space to repair and maintain vehicles.

We own or lease armored vehicles, panel trucks and other vehicles that are primarily service vehicles. Our armored vehicles are of bullet-resistant construction and are specially designed and equipped to provide security for the crew and cargo.

The following table discloses leased and owned facilities and vehicles for Brink's most significant operations as of December 31, 2025.

	Facilities			Vehicles		
Segments	Leased	Owned	Total	Leased	Owned	Total
North America	216	36	252	3,135	703	3,838
Latin America	323	81	404	1,056	3,940	4,996
Europe[a]	164	38	202	3,005	1,588	4,593
Rest of World[a]	366	7	373	1,106	1,356	2,462
Corporate Items	7	—	7	—	—	—
Total	1,076	162	1,238	8,302	7,587	15,889

(a)   Effective December 31, 2025, operations in certain geographies were moved from the Rest of World segment to the Europe segment. See Note 3 for more information. As of December 31, 2024, the Rest of World segment had included 15 leased facilities, 112 leased vehicles, and 112 owned vehicles related to those operations.

ITEM 3. LEGAL PROCEEDINGS

For a discussion of legal proceedings, see Note 22 to the consolidated financial statements, "Other Commitments and Contingencies," in Part II, Item 8 of this Form 10-K, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Information about Our Executive Officers

The following is a list as of February 26, 2026, of the names and ages of the executive officers of the Company indicating the principal positions and offices held by each. There are no family relationships among any of the officers named.

Name	Age	Positions and Offices Held	Held Since
Mark Eubanks	53	President and Chief Executive Officer	2022
Kurt B. McMaken	56	Executive Vice President and Chief Financial Officer	2022
Guillermo Peschard Mijares	53	Executive Vice President and President, Latin America	2024
Elizabeth A. Galloway	48	Executive Vice President and Chief Human Resources Officer	2023
Kristen Cook	45	Executive Vice President, Chief Legal Officer and Corporate Secretary	2025
Nader Antar	50	Executive Vice President and President, Brink's Rest of World and Brink's Global Services (BGS)	2025
Michael Gabay	50	Executive Vice President and President, Brink's Europe	2025

Executive and other officers of the Company are elected annually and serve at the pleasure of the Board.

Mr. Eubanks was appointed President and Chief Executive Officer, effective May 2022. Prior to that, he served as Executive Vice President and Chief Operating Officer of the Company from September 2021 to May 2022. Before joining Brink's, Mr. Eubanks most recently served as President, Europe, Middle East and Africa for Otis Worldwide Corporation, the leading elevator and escalator manufacturing, installation and service company, from April 2019 to September 2020. Prior to that, he was Group President, Electrical Products, for Eaton Corporation plc ("Eaton"), an intelligent power management company, from 2015 to 2019.

Mr. McMaken was appointed Executive Vice President and Chief Financial Officer in August 2022. Prior to that, he served in a number of financial and management roles of increasing responsibility at Eaton from 2001 to 2022, most recently as Senior Vice President, Operations Finance and Transformation. Prior to joining Eaton, Mr. McMaken served in Audit & Business Advisory Services at PricewaterhouseCoopers LLP from 1992 to 1999.

Mr. Peschard was appointed as Executive Vice President and President, Latin America in December 2024. Prior to that, he served as Senior Vice President of Global Strategic Cost Transformation at PepsiCo, Inc. ("PepsiCo"), a multinational food, snack and beverage corporation, from 2020 to 2024 and previously as Chief Strategy and Transformation Officer for PepsiCo's Latin American business from 2015-2020. Prior to that, he served as the General Manager and Senior Vice President at Walmart Mexico and Central America's Financial Services business from 2014-2015 and served as the Chairman of the Board of Banco Walmart Mexico in 2015.

Ms. Galloway was appointed as the Company's Executive Vice President and Chief Human Resources Officer in May 2023. Prior to that, she served as Executive Vice President and Chief Human Resources Officer at Invitation Homes, Inc., the leading single-family home leasing and management company in the United States, from 2019 to May 2023. Prior to that, she served as Chief Human Resources Officer at At Home Group Inc. ("At Home"), an operator of home decor superstores, from 2018 to 2019. Before At Home, Ms. Galloway also served in human resources leadership roles at PepsiCo, Owens Corning, a leading building and construction materials manufacturer, and Marathon Petroleum Corporation, a petroleum refining, marketing and transportation company.

Ms. Cook was appointed as the Company's Executive Vice President, Chief Legal Officer and Corporate Secretary in August 2025. Prior to joining Brink's, Ms. Cook held multiple senior leadership roles during her 15-year tenure at 7-Eleven, Inc., a global convenience retailer, including Chief of Staff to the Chief Executive Officer from 2023 to 2025 and Deputy General Counsel.

Mr. Antar was appointed Executive Vice President and President, Brink's Rest of World and Brink's Global Services (BGS) in April 2025. He initially joined Brink's in October 2024 as Executive Vice President and President of BGS. Prior to joining Brink's, he served as President of Saur International, an environmental services company specializing in water management treatment, from June 2022 to September 2024. Prior to that, he served as President - North, Central, Eastern Europe & Middle East and CTO & Head of Strategy - EMEA at Otis Worldwide Corporation, the leading elevator and escalator manufacturing, installation and service company, from June 2014 to May 2022.

Mr. Gabay was appointed as Executive Vice President and President, Brink's Europe in April, 2025. From 2021 to March 2025, he served a General Manager of Brink's France. Prior to that time, he held various management positions within the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol "BCO." As of February 20, 2026, there were 914 shareholders of record of common stock. The number of record holders does not include beneficial owners of our securities whose shares are held in the names of various security brokers, dealers and registered clearing agencies.

Share Repurchase Program

In December 2025, our Board authorized a $750 million share repurchase program that expires on December 31, 2027 (the "2025 Repurchase Program").

Under the 2025 Repurchase Program, we are not obligated to repurchase any specific dollar amount or number of shares. The timing and volume of share repurchases may be executed at the discretion of management on an opportunistic basis, or pursuant to trading plans or other arrangements. Share repurchases under the 2025 Repurchase Program may be made in the open market, in privately negotiated transactions, or otherwise.

On November 2, 2023, our Board authorized a $500 million share repurchase program (the "2023 Repurchase Program"). Under the 2023 Repurchase program, in 2025, we repurchased a total of 2,210,616 shares of our common stock for an aggregate of $209.4 million and an average price of $94.74 per share. In 2024, we repurchased a total of 2,108,544 shares of our common stock for an aggregate of $203.6 million and an average price of $96.54 per share. These shares were retired upon repurchase.

In October 2021, we announced that our Board authorized a $250 million share repurchase program (the "2021 Repurchase Program"). Under the 2021 Repurchase Program, in 2023, we repurchased a total of 2,297,955 shares of our common stock for an aggregate of $169.9 million and an average price of $73.92 per share. These shares were retired upon repurchase. The 2021 Repurchase Program expired on December 31, 2023.

The following table provides information about common stock repurchases by the Company during the quarter then ended December 31, 2025.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs[1]
October 1 through				
October 31, 2025	45,807	$112.80	45,807	$ 137,725,565
November 1 through				
November 30, 2025	193,852	$111.71	239,659	116,071,030
December 1 through				
December 31, 2025	246,648	$117.83	486,307	87,009,159

(1)   In the fourth quarter of 2023, the Company's Board of Directors approved a $500 million share repurchase program that expired on December 31, 2025.

The following graph compares the cumulative 5-year total return provided to shareholders of The Brink's Company's common stock compared to the cumulative total returns of the S&P Midcap 400 index and the common stocks of a selected peer group of companies. Given our unique service offerings, we do not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the peer group used in the performance graph combines publicly traded companies in the logistics services industry that have similar operational characteristics, such as route-based delivery of services. The companies included in the peer group are Cintas Corporation, Iron Mountain, Inc., Euronet Worldwide, Inc., UniFirst Corporation and Waste Management, Inc.

The graph tracks the performance of a $100 investment in our common stock and in each index from December 31, 2020, through December 31, 2025. The performance of The Brink's Company's common stock assumes that the shareholder reinvested all dividends received during the period.



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends
Fiscal Year ending December 31.

Source: Zacks Investment Research, Inc.

Comparison of Five-Year Cumulative Total Return[(a)]

		Years Ended December 31,				
	2020	2021	2022	2023	2024	**2025**
The Brink's Company	$ 100.00	91.99	76.35	126.60	134.83	**171.45**
S&P MidCap 400 Index	100.00	124.76	108.47	126.29	143.89	**154.68**
Peer Group	100.00	136.16	134.35	168.52	205.40	**210.59**

(a) For the line designated as "The Brink's Company" the graph depicts the cumulative return on $100 invested in The Brink's Company's common stock at December 31, 2020. The cumulative return for each index is measured on an annual basis for the periods from December 31, 2020, through December 31, 2025, with the value of each index set to $100 on December 31, 2020. Total return assumes reinvestment of dividends. We chose the S&P Midcap 400 Index and our custom peer group as we are included in the S&P Midcap 400 Index, and we believe the custom peer group has more similar characteristics to our company for the factors noted above.

ITEM 6. RESERVED
Not Applicable

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE BRINK'S COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AS OF DECEMBER 31, 2025 AND 2024
AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

The discussion of operating results and financial condition comparing 2024 versus 2023 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2024 ("2024 10-K"), starting on page 21.

OPERATIONS

The Brink's Company is a leading global provider of cash and valuables management, digital retail solutions, and ATM managed services throughout the world. These services include:

Cash and Valuables Management
- Cash-in-transit ("CIT") services – armored vehicle transportation of cash and coin
- Basic ATM services – cash replenishment and treasury management of automated teller machines ("ATMs")
- Brink's Global Services ("BGS") – secure international transportation, pick-up, packaging, customs clearance, secure vault storage, and inventory management of high-value commodities and goods
- Cash management services – counting, sorting, wrapping, check imaging, cashier balancing, counterfeit detection, account consolidation and electronic reporting
- Vaulting services – combines CIT services, cash management, vaulting and electronic reporting technologies for banks
- Other Services – guarding, commercial security, and payment services

Digital Retail Solutions ("DRS") and ATM Managed Services ("AMS")
- DRS – services that facilitate faster access to cash deposits leveraging Brink's tech-enabled devices and software platforms that enable enhanced customer analytics and visibility
- AMS – comprehensive solutions for ATM management, including cash forecasting, cash optimization, ATM remote monitoring, service call dispatching, transaction processing, first and second line maintenance, parts provisioning, funds settlements and installation services

We manage our business in the following four segments:

- North America – operations in the U.S. and Canada, including the BGS line of business,
- Latin America – operations in Latin American countries where we have an ownership interest, including the BGS line of business,
- Europe – predominantly operations in European countries that primarily provide services outside of the BGS line of business, and
- Rest of World – operations in the Middle East, Africa and Asia. This segment also includes total operations in European countries that primarily provide BGS services and BGS activity in Latin American countries where we do not have an ownership interest.

We believe that Brink's has significant competitive advantages including:
- brand recognition;
- reputation for a high level of service and security;
- risk management and logistics expertise;
- global network and customer base;
- proven operational excellence
- high-quality insurance coverage and financial strength; and
- innovative technology-enabled offerings.

Our strategy continues to focus on growing Brink's by providing a superior customer experience and driving continuous improvement. We will achieve this by delivering on four strategic pillars: (1) Partner for Customer Success, (2) Innovate to Grow, (3) Run the Business Better, and (4) Win as Team Brink's. This framework considers our global footprint and values-driven culture.

We focus our time and resources on service quality, protecting and strengthening our brand, and addressing our risks. Our marketing and sales efforts are enhanced by the "Brink's" brand, so we seek to protect and build its value. Because our services focus on handling, transporting, protecting, and managing valuables, we strive to understand and manage risk.

To earn an adequate return on capital, we focus on the effective and efficient use of resources in addition to our pricing discipline. We attempt to optimize the business that flows through our branches, vehicles, and systems to obtain the lowest costs possible without compromising safety, security, or service.

Operating results may vary from period to period. Our cash and valuables management revenues are generated from charges per service performed or based on the value of goods transported, which may be affected by both the level of economic activity and the volume of business for specific customers. We also periodically incur costs to change the scale of our operations when volumes increase or decrease. Incremental costs incurred usually relate to increasing or decreasing the number of employees and increasing or decreasing branches or administrative facilities. In addition, security costs can vary depending on performance, the cost of insurance coverage, and changes in crime rates (e.g., attacks and robberies).

Brink's revenues and related operating profit are generally higher in the second half of the year, particularly in the fourth quarter, due to generally increased economic activity associated with the holiday season.

RESULTS OF OPERATIONS
Analysis of Results

Consolidated Results

(In millions, except for percentages and per share amounts)	Years Ended December 31,			% change	
	2025	2024	2023	**2025**	2024
GAAP					
Revenues	**$ 5,261.2**	5,011.9	4,874.6	**5**	3
Cost of revenues	**3,903.2**	3,743.1	3,707.1	**4**	1
Selling, general and administrative expenses	**778.0**	834.5	688.1	**(7)**	21
Operating profit	**585.5**	453.0	425.2	**29**	7
Operating profit margin	**11.1 %**	9.0 %	8.7 %	**23**	fav
Income from continuing operations[a][c]	**200.1**	161.8	86.0	**24**	88
Diluted EPS from continuing operations[a]	**$ 4.70**	3.61	1.83	**30**	97
Non-GAAP[b]					
Non-GAAP operating profit	**709.9**	629.4	615.0	**13**	2
Non-GAAP operating profit margin	**13.5 %**	12.6 %	12.6 %	**7**	—
Non-GAAP income from continuing operations[a]	**342.0**	321.4	344.6	**6**	(7)
Adjusted EBITDA	**977.1**	911.9	867.2	**7**	5
Non-GAAP diluted EPS from continuing operations[a]	**8.05**	7.17	7.35	**12**	(2)

(a)   Amounts reported in this table are attributable to the shareholders of Brink's and exclude earnings related to noncontrolling interests.

(b)   These measures are supplemental financial measures that are not required by, or presented in accordance with, GAAP. See page 34 for further information on these non-GAAP measures and reconciliations to the applicable GAAP measures.

(c)   Amounts in 2025 include an adjustment that reduced depreciation expense and increased income from continuing operations by $13.6 million. See "Depreciation Adjustment" in Note 1 for more details.

GAAP Basis
Analysis of Consolidated Results: 2025 versus 2024

Consolidated Revenues Revenues increased $249.3 million due to organic increases in North America ($91.2 million), Latin America ($66.9 million), Europe ($57.9 million), and Rest of World ($41.4 million) and the favorable impact of acquisitions ($19.5 million), partially offset by the unfavorable impact of currency exchange rates ($27.6 million). The unfavorable currency impact was driven primarily by the Mexican peso, Argentine peso, and Brazilian real. Revenues increased 5% on an organic basis primarily due to inflation-based price increases and organic growth in AMS and DRS revenue. See below for our definition of "organic change" and "organic growth."

Consolidated Costs and Expenses Cost of revenues increased 4% to $3,903.2 million primarily due to the impact of higher revenue partially offset by the impact of currency exchange rates. Selling, general and administrative costs decreased 7% to $778.0 million primarily due to lower costs incurred in connection with the resolutions of the U.S. DOJ and the U.S. Department of Treasury's FinCEN investigations and the depreciation adjustment discussed in Note 1 partially offset by organic increases in labor.

Consolidated Operating Profit and Operating Profit Margin Operating profit margin increased from 9.0% to 11.1%. Operating profit increased $132.5 million due mainly to:
- organic increases in North America ($52.5 million), Rest of World ($21.3 million), and Europe ($16.1 million),
- lower corporate expenses on an organic basis ($20.3 million),
- the depreciation adjustment mentioned above, and
- the favorable impact of acquisitions reflected in segment results ($5.2 million).

partially offset by:
- higher costs related to business acquisitions and dispositions ($15.4 million),
- unfavorable changes in currency exchange rates on segment profit ($11.5 million) primarily driven by the Argentine peso and Mexican peso, and
- an organic decrease in Latin America ($10.4 million).

Consolidated Income from Continuing Operations Attributable to Brink's and Related Per Share Amounts Income from continuing operations attributable to Brink's shareholders increased $38.3 million to $200.1 million primarily due to the increase in operating profit mentioned above, partially offset by higher income tax expense ($50.6 million), lower interest and other nonoperating income ($34.8 million), and higher interest expense ($10.1 million). Diluted earnings per share from continuing operations was $4.70, up from $3.61 in 2024.

Non-GAAP Basis
Analysis of Consolidated Results: 2025 versus 2024

Non-GAAP Financial Measures The non-GAAP measures included in the table above and the analysis below present our operating profit, operating profit margin, income from continuing operations, adjusted EBITDA and earnings per share without certain income and expense items that do not reflect the regular earnings of the Company's operations. These non-GAAP measures are described in more detail on page 34 and are reconciled to comparable GAAP measures on pages 35-38.

Non-GAAP Consolidated Operating Profit and Non-GAAP Operating Profit Margin Non-GAAP operating profit margin was 13.5%. Non-GAAP operating profit increased $80.5 million due mainly to:

- organic increase in North America ($52.5 million), Rest of World ($21.3 million) and Europe ($16.1 million)
- lower corporate expenses on an organic basis ($20.3 million), and
- the favorable impact of acquisitions reflected in segment results ($5.2 million).

partially offset by:

- unfavorable changes in currency exchange rates ($24.5 million), driven primarily by the Argentine peso and Mexican peso, and
- an organic decrease in Latin America ($10.4 million).

Non-GAAP Consolidated Income from Continuing Operations Attributable to Brink’s and Related Per Share Amounts Non-GAAP income from continuing operations attributable to Brink’s shareholders increased $20.6 million to $342.0 million due to the operating profit increase mentioned above, partially offset by higher income tax expense ($33.1 million), lower interest and other nonoperating income ($18.0 million), and higher interest expense ($10.1 million). Non-GAAP diluted earnings per share from continuing operations was $8.05, up from $7.17 in 2024.

Adjusted EBITDA Adjusted EBITDA increased 7% to $977.1 million primarily due to the increase in non-GAAP operating profit ($80.5 million), excluding the impact of higher non-GAAP depreciation and amortization ($16.7 million).

Revenues and Operating Profit by Segment

(In millions, except for percentages)	2024[e]	Organic Change[a]	Impact of Acquisitions / Dispositions[b]	Currency Effect[c]	2025[e]	% Change Total	Organic Growth[a]
Revenues:							
North America	$ 1,649.7	91.2	4.3	(2.6)	**1,742.6**	6	6
Latin America	1,311.0	66.9	10.2	(98.5)	**1,289.6**	(2)	5
Europe	1,305.0	57.9	5.0	61.6	**1,429.5**	10	4
Rest of World	746.2	41.4	—	11.9	**799.5**	7	6
Segment revenues	5,011.9	257.4	19.5	(27.6)	**5,261.2**	5	5
Revenues	$ 5,011.9	257.4	19.5	(27.6)	**5,261.2**	5	5
Operating profit:							
North America	$ 194.0	52.5	0.2	—	**246.7**	27	27
Latin America	272.3	(10.4)	4.0	(22.0)	**243.9**	(10)	(4)
Europe	151.1	16.1	1.0	9.0	**177.2**	17	11
Rest of World	155.4	21.3	—	1.5	**178.2**	15	14
Segment operating profit	772.8	79.5	5.2	(11.5)	**846.0**	9	10
Corporate expenses[d]	(143.4)	20.3	—	(13.0)	**(136.1)**	(5)	(14)
Other items not allocated to segments[d]	(176.4)	43.2	(15.4)	24.2	**(124.4)**	(29)	(24)
Operating profit	$ 453.0	143.0	(10.2)	(0.3)	**585.5**	29	32

Amounts may not add due to rounding.

(a) Organic change and organic growth are supplemental financial measures that are not required by, or presented in accordance with, GAAP, and are described in more detail on page 34.

(b) Amounts include the impact of prior year comparable period results for acquired and disposed businesses. This measure is not required by, or presented in accordance with, GAAP and is described in more detail on page 34.

(c) The amounts in the "Currency" column consist of the effects of Argentina devaluations under highly inflationary accounting and the sum of monthly currency changes. This measure is not required by, or presented in accordance with, GAAP and is described in more detail on page 34.

(d) See page 27-29 for further information, where these items are discussed in more detail.

(e) Effective December 31, 2025, operations in certain geographies were moved from the Rest of World segment to the Europe segment. See Note 3 for more information.

Analysis of Segment Results: 2025 versus 2024

North America

Revenues increased 6% ($92.9 million) primarily due to a 6% organic increase ($91.2 million) and the favorable impact of acquisitions ($4.3 million), partially offset by the unfavorable impact of currency exchange rates ($2.6 million) from the Canadian dollar. Organic revenue increased primarily due to price increases and growth in AMS and DRS revenue, as well as BGS revenue. Operating profit increased ($52.7 million), primarily due to a 27% organic increase ($52.5 million) and the impact of acquisitions ($0.2 million). The organic increase was primarily driven by the net impact of revenue mix and cost productivity improvements from transformation initiatives in the U.S.

Latin America

Revenues decreased 2% ($21.4 million) due to the unfavorable impact of currency exchange rates ($98.5 million), primarily from the Argentine peso, Mexican peso, and Brazilian real, partially offset by a 5% organic increase ($66.9 million) and the favorable impact of acquisitions ($10.2 million). The organic increase was driven by inflation-based price increases across the segment with a majority of the impact from Argentina, as well as growth in AMS and DRS revenue. Operating profit decreased 10% ($28.4 million) due to the unfavorable currency exchange rates ($22.0 million) and by a 4% organic decrease ($10.4 million), partially offset by the favorable impact of acquisitions ($4.0 million). The organic decrease was driven by lower volumes partially offset by labor cost reduction actions.

Europe

Revenues increased 10% ($124.5 million) due to the favorable impact of currency exchange rates ($61.6 million), primarily from the Euro, a 4% organic increase ($57.9 million), and the favorable impact of acquisitions ($5.0 million). The organic increase was primarily due to the growth of AMS and DRS revenue. Operating profit increased ($26.1 million) primarily due to an organic increase ($16.1 million), the favorable impact of currency exchange rates ($9.0 million), and the favorable impact of acquisitions ($1.0 million). The organic increase was primarily driven by the revenue mix benefit of higher AMS and DRS revenue.

Rest of World

Revenues increased 7% ($53.3 million) due a 6% organic increase ($41.4 million). The organic increase was primarily due to growth in BGS revenue. Operating profit increased $22.8 million primarily due to a 14% organic increase ($21.3 million). The organic increase was driven by a favorable BGS revenue mix impact.

Analysis of Income and Expenses Not Allocated to Segments: 2025 versus 2024

Income and expenses not allocated to segments are reported either as "Corporate Expenses" or "Other Items not Allocated to Segments."

Corporate Expenses include costs to manage the global business and perform activities required by public companies as well as other items that are considered part of the Company's operations and revenue generating activities but are not considered when the chief operating decision maker ("CODM") evaluates segment results. Examples include corporate staff compensation, corporate headquarters costs, global and regional management costs, share-based compensation, and currency transaction gains and losses.

Other Items not Allocated to Segments include income and expenses that are not necessary to operate our business in the ordinary course and are not considered when the CODM evaluates segment results. These include non-recurring as well as certain recurring costs and gains which are not considered to be part of the Company's operations and revenue generating activities. Each of the items in the "Other Items Not Allocated to Segments" table is excluded from non-GAAP operating profit.

Corporate Expenses

(In millions, except for percentages)		Years Ended December 31,			% change	
		2025	2024	2023	**2025**	2024
General, administrative and other expenses	$	**(147.0)**	(167.3)	(154.9)	**(12)**	8
Foreign currency transaction gains (losses)		**10.9**	23.9	15.3	**(54)**	56
Corporate expenses	$	**(136.1)**	(143.4)	(139.6)	**(5)**	3

Corporate expenses in 2025 decreased by $7.3 million versus the prior year. This was primarily driven by a reduction in charges related to insurance and security losses ($11.2 million), lower net compensation costs ($10.3 million), lower global information technology costs ($5.6 million), and decreased professional fees ($4.6 million), partially offset by lower foreign currency transaction gains ($13.0 million) and higher global management costs not allocated to segments ($11.9 million).

Other Items Not Allocated to Segments

(In millions, except for percentages)		Years Ended December 31,			% change	
		2025	2024	2023	**2025**	2024
Reorganization and restructuring	$	**(1.4)**	(1.5)	(17.6)	**(7)**	(91)
Acquisitions and dispositions		**(78.5)**	(62.5)	(70.6)	**26**	(11)
Argentina highly inflationary impact		**(10.2)**	(35.0)	(86.8)	**(71)**	(60)
Transformation initiatives		**(26.0)**	(28.4)	(5.5)	**(8)**	unfav
DOJ/FinCEN investigations		**(6.5)**	(45.7)	—	**(86)**	unfav
Chile antitrust matter		**(0.8)**	(1.3)	(0.5)	**(38)**	unfav
Non-routine auto loss matter		**(1.0)**	(2.0)	(8.0)	**(50)**	(75)
Reporting compliance		**—**	—	(0.8)	**—**	(100)
Total Other items not allocated to segments	$	**(124.4)**	(176.4)	(189.8)	**(29)**	(7)

Reorganization and restructuring

Costs associated with certain reorganization and restructuring actions are excluded from reported non-GAAP results. These items include primarily severance charges and asset impairment losses. The 2022 Global Restructuring Plan was designed to, among other things, enable growth, reduce costs and related infrastructure, and to mitigate the potential impact of external economic conditions in light of the COVID-19 pandemic. Other restructuring actions were primarily in response to the COVID-19 pandemic and a decision to exit a line of business in our Canada operating unit. Due to the unusual nature of the underlying events that led to these actions, the charges are not considered part of the Company's operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

Acquisitions and dispositions

Certain acquisition and disposition items are not part of the Company's operations and revenue generating activities. These items include non-cash amortization expense for acquisition-related intangible assets, as well as integration, transaction, restructuring and certain compensation costs. All of the items are significantly impacted by the timing and nature of our acquisitions and dispositions, and many are inconsistent in amount and frequency. Management has excluded these amounts when evaluating internal performance. Therefore, we have not allocated these amounts to segment or Corporate results and have excluded these amounts from non-GAAP results.

These items are described below:

2025 Acquisitions and Dispositions Items
- Amortization expense for acquisition-related intangible assets was $58.9 million in 2025.
- Restructuring costs related to acquisitions were $11.8 million in 2025.
- Net charges of $2.2 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions.
- We incurred $3.8 million in integration costs in 2025.
- Transaction costs related to business acquisitions were $2.7 million in 2025.

2024 Acquisitions and Dispositions Items
- Amortization expense for acquisition-related intangible assets was $58.3 million in 2024.
- Net charges of $2.4 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions.
- We incurred $1.1 million in integration costs in 2024.
- A net credit of $1.3 million related to the reversal of a retention liability for key PAI employees was recorded in 2024.

2023 Acquisitions and Dispositions Items
- Amortization expense for acquisition-related intangible assets was $57.8 million in 2023.
- We derecognized a contingent consideration liability related to the NoteMachine business acquisition and recognized a gain of $4.8 million. We also derecognized a contingent consideration liability related to the Touchpoint 21 acquisition and recognized a gain of $1.4 million.
- We recognized $4.9 million in charges in Argentina in 2023 for an inflation-adjusted labor increase to expected payments to union workers of the Maco Transportadora and Maco Litoral businesses (together, "Maco").
- Net charges of $3.4 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions.
- We incurred $2.2 million in integration costs, primarily related to PAI, in 2023.
- Transaction costs related to business acquisitions were $4.2 million in 2023.
- We recognized a $2.0 million loss on the disposition of Russia-based operations in 2023.
- Compensation expense related to the retention of key PAI employees was $1.6 million in 2023.

Argentina highly inflationary impact Beginning in the third quarter of 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date to the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In addition, nonmonetary assets retain a higher historical basis when the currency is devalued. The higher historical basis results in incremental expense being recognized when the nonmonetary assets are consumed. In 2023, we recognized $86.8 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $79.1 million. In 2024, we recognized $35.0 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $18.4 million. In 2025, we recognized $10.2 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $17.0 million. Highly inflationary adjustments also impact gains and losses on marketable securities due to the change in exchange rates. These non-cash charges are not part of the Company's operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

Transformation initiatives During 2023, we initiated a multi-year program intended to accelerate growth and drive margin expansion through transformation of our business model. The program is designed to help us standardize our commercial and operational systems and processes, drive continuous improvement and achieve operational excellence. Accordingly, we incurred $5.5 million of expense in 2023, $28.4 million of expense in 2024, and an additional $26.0 million in 2025. The transformation costs primarily include third-party professional services, project management charges and severance. Because these expenses are associated with a discrete transformation initiative, they are not reflective of our ongoing operating cost structure, and are not indicative of our core operating expenses or normal activities. Accordingly, management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

DOJ/FinCEN investigations During 2025, we accrued $6.5 million in connection with the DOJ and FinCEN investigations, which represents third-party legal costs associated with these matters, including upfront expenses that are directly attributable to establishing compliance programs. In the first quarter of 2025, we reached resolutions with both the DOJ and FinCEN. These costs are not considered part of the Company's operations and revenue generating activities. Additionally, the nature of these amounts and the underlying investigations are such that they are not reasonably likely to recur within two years, nor were there similar charges within the prior two years. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and are excluded from non-GAAP result.

Chile antitrust matter We recognized an estimated loss of $9.5 million in the third quarter of 2021 and recognized additional amounts in subsequent years (which were primarily related to changes in currency rates). Overall, these charges related to a potential fine associated with an investigation by the Chilean Fiscalía Nacional Económica or "FNE" (the Chilean antitrust agency). The investigation is related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. These costs are not considered part of the Company's operations and revenue generating activities. Additionally, the nature of these amounts, including the estimated loss and associated third-party costs, is such that they are not reasonably likely to recur within two years, nor were there similar charges within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and are excluded from non-GAAP results. See Note 22 for details.

Non-routine auto loss matter In 2023, a Brink's employee was involved in a motor vehicle accident with unique circumstances that resulted in the death of a third party and, in connection with the ensuing litigation, Brink's recognized a $10.0 million charge. Due to the unusual nature of the matter, including the unique circumstances of the claim, potential magnitude of remedy, and variation from our ordinary-course litigation strategy, we consider the litigation as separate and distinct from routine legal matters. Management does not believe that similar litigation will likely recur within the next two years, and there have been no similar matters within the prior two years. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

Reporting compliance We incurred certain compliance costs in 2023 to remediate a material weakness in internal controls over financial reporting. These third-party costs are not part of the Company's operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

Other Operating Income and Expense

Amounts below represent consolidated other operating income and expense.

(In millions, except for percentages)		Years Ended December 31, 2025	2024	2023	% change 2025	2024
Foreign currency items:						
Transaction gains (losses)	$	**11.7**	16.5	(85.1)	**(29)**	fav
Derivative instrument gains (losses)		**(17.9)**	(11.0)	21.3	**63**	unfav
Royalty income		**10.2**	8.0	7.5	**28**	7
Impairment losses		**(4.1)**	(4.8)	(10.3)	**(15)**	(53)
Indemnification asset adjustments		**0.2**	(2.4)	(3.4)	**fav**	(29)
Contingent consideration liability adjustments		**—**	—	6.2	**—**	(100)
Gains (losses) on sale of property and other assets		**(0.6)**	3.9	1.9	**unfav**	fav
Share in earnings of equity method affiliates		**2.8**	3.0	2.8	**(7)**	7
Other		**3.2**	5.5	4.9	**(42)**	12
Other operating income (expense)	$	**5.5**	18.7	(54.2)	**(71)**	fav

2025 versus 2024

We reported other operating income of $5.5 million in 2025 versus other operating income of $18.7 million in the prior year. The change was primarily due to net losses of $6.2 million from foreign currency items in 2025 as compared to net gains of $5.5 million from foreign currency items in 2024. This change was driven primarily by higher derivative instrument losses in 2025.

Nonoperating Income and Expense

Interest Expense

(In millions, except for percentages)		Years Ended December 31,			% change	
		2025	2024	2023	**2025**	2024
Interest expense	$	**245.5**	235.4	203.8	**4**	16

Interest expense was higher in 2025 primarily due to higher interest rates on corporate debt and overall higher borrowing levels. Borrowings were used to fund general corporate initiatives and other working capital needs. See Note 14 for further information.

Interest and Other Nonoperating Income (Expense)

(In millions, except for percentages)		Years Ended December 31,			% change	
		2025	2024	2023	**2025**	2024
Interest income	$	**27.3**	48.9	36.3	**(44)**	35
Gain (loss) on equity and debt securities		**(3.8)**	5.0	(12.8)	**unfav**	fav
Foreign currency transaction gains (losses)		**(1.8)**	0.3	(1.1)	**unfav**	fav
Retirement benefit cost other than service cost		**(1.9)**	(0.2)	(0.5)	**unfav**	(60)
Argentina turnover tax		**(2.3)**	(3.4)	(6.8)	**(32)**	(50)
Non-income taxes on intercompany billings		**(2.6)**	(2.1)	(2.6)	**24**	(19)
Other		**(1.0)**	0.2	1.9	**unfav**	(89)
Interest and other nonoperating income (expense)	$	**13.9**	48.7	14.4	**(71)**	fav

Interest and other nonoperating income (expense) decreased in 2025 compared to 2024 primarily due to lower balances invested in money market instruments by certain subsidiaries during 2025, resulting in reduced interest income.

Income Taxes

Summary Reconciliation of Effective Income Tax Rate to U.S. Federal Tax Rate

(In percentages)	2025	2024	2023
U.S. federal tax rate	21.0 %	21.0 %	21.0 %
Increases (reductions) in taxes due to:			
Foreign rate differential	4.0	7.5	4.7
Taxes on cross border income, net of credits	3.2	2.9	7.9
Adjustments to valuation allowances	3.2	(2.8)	18.5
Foreign income taxes	5.7	(1.0)	6.0
French business tax	0.3	0.3	0.4
State income taxes, net	1.6	2.0	0.6
Share-based compensation	0.6	1.3	1.8
Acquisition costs	0.1	—	0.2
Nondeductible fines and penalties	0.1	3.8	—
Other	0.7	(0.2)	(2.1)
Effective income tax rate on continuing operations	40.5 %	34.8 %	59.0 %

Overview

Our effective tax rate has varied in the past three years from the statutory U.S. federal rate due to various factors, including
- changes in judgment about the need for valuation allowances,
- changes in the geographical mix of earnings,
- changes in laws in the U.S., France, Brazil and Argentina,
- timing of benefit recognition for uncertain tax positions,
- state income taxes, and
- tax benefit for distributions of share-based payments.

We establish or reverse valuation allowances for deferred tax assets depending on all available information including historical and expected future operating performance of our subsidiaries. Changes in judgment about the future realization of deferred tax assets can result in significant adjustments to the valuation allowances. Based on our historical and future expected taxable earnings, we believe it is more-likely-than-not that we will realize the benefit of the deferred tax assets, net of valuation allowances.

Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion ("Pillar Two") model rules issued by the Organization for Economic Co-operation and Development. A minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million.

Under the Pillar Two rules, a company would be required to determine a combined effective tax rate for all entities located in a jurisdiction. If the jurisdictional effective tax rate determined under the Pillar Two rules is less than 15%, a top-up tax will be due to bring the jurisdictional effective tax rate up to 15%. We are continuing to monitor the pending implementation of Pillar Two by individual countries and the potential effects of Pillar Two on our business. The provisions effective in 2024 and 2025 did not have a material impact on our results of operations, financial position or cash flows, and we do not expect the provisions in 2026 to have a materially adverse impact on our results of operations, financial position or cash flows.

2025 Effective Income Tax Rate Compared to U.S. Statutory Rate
The effective income tax rate on continuing operations in 2025 was greater than the 21% U.S. statutory tax rate primarily due to the geographical mix of earnings, nondeductible expenses in Mexico, taxes on cross border payments, U.S. taxable income and credit limitations, and Argentina nondeductible inflation, net of deductible Argentina inflation adjustments.

2024 Effective Income Tax Rate Compared to U.S. Statutory Rate
The effective income tax rate on continuing operations in 2024 was greater than the 21% U.S. statutory tax rate primarily due to the geographical mix of earnings, nondeductible expenses in Mexico, taxes on cross border payments, U.S. taxable income and credit limitations, and Argentina nondeductible inflation, net of deductible Argentina inflation adjustments.

Noncontrolling Interests

(In millions, except for percentages)		Years Ended December 31,			% change	
		2025	2024	2023	**2025**	2024
Net income attributable to noncontrolling interests	$	**10.5**	11.8	10.6	**(11)**	11

The decrease in the net income attributable to noncontrolling interests in 2025, in comparison to 2024, is primarily attributable to lower 2025 operating results reported by certain subsidiaries that are not wholly-owned. The increase in the net income attributable to noncontrolling interests in 2024, in comparison to 2023, is primarily attributable to higher 2024 operating results reported by certain subsidiaries that are not wholly-owned.

Non-GAAP Measures and Reconciliations to GAAP Measures

Non-GAAP measures described below and included in this filing are financial measures that are not required by or presented in accordance with GAAP. The purpose of the disclosure of these non-GAAP measures is to report financial information from the primary operations of our business by excluding the effects of certain income and expenses that do not reflect the ordinary earnings of our operations.

These non-GAAP financial measures are intended to provide investors with a supplemental comparison of our operating results and trends for the periods presented. Our management believes these measures are also useful to investors as such measures allow investors to evaluate our performance using the same metrics that our management uses to evaluate past performance and prospects for future performance. The reconciliations in the tables below include adjustments that we do not consider reflective of our operating performance as they result from events and circumstances that are not a part of our core business. Additionally, certain non-GAAP results, including non-GAAP operating profit and free cash flow before dividends, are utilized as performance measures in certain management incentive compensation plans.

Non-GAAP results should not be considered as an alternative to results determined in accordance with GAAP and should be read in conjunction with their GAAP counterparts. Non-GAAP financial measures may not be comparable to non-GAAP financial measures presented by other companies.

The items excluded from non-GAAP measures are considered by us to be nonrecurring, infrequent or unusual costs and gains as well as other items not considered part of our operations and revenue generating activities. Non-recurring and infrequent items are items that are not reasonably expected to recur in the following two years.

In addition to the rationale described above, we believe the following non-GAAP metrics are helpful to investors in assessing results of operations consistent with how our management evaluates performance:
- **Non-GAAP operating profit and Non-GAAP operating profit margin**: Non-GAAP operating profit equals GAAP operating profit excluding Other Items not Allocated to Segments. Non-GAAP operating margin equals non-GAAP operating profit divided by revenues.
- **Non-GAAP income from continuing operations attributable to Brink's**: This measure equals GAAP income from continuing operations attributable to Brink's excluding Other Items not Allocated to Segments as well as certain retirement plan expenses/ gains, taxes on return of capital, impairment of certain debt securities, and unusual adjustments to deferred tax asset valuation allowances.
- **Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA:** EBITDA is calculated by starting with net income attributable to Brink's and adding back the amounts for interest expense, income taxes, depreciation and amortization. Adjusted EBITDA equals EBITDA excluding the applicable impacts of Other Items not Allocated to Segments as well as certain retirement plan expenses/gains, taxes on return of capital, impairment of certain debt securities, unusual adjustments to deferred tax asset valuation allowances, income tax rate adjustments, share-based compensation and marketable securities (gain) loss.
- **Non-GAAP diluted earnings per share ("EPS") from continuing operations attributable to Brink's common shareholders**: This measure equals non-GAAP income from continuing operations attributable to Brink's divided by diluted shares.
- **Organic change and organic growth**: Organic change represents the change in revenues or operating profit between the current and prior period excluding the effect of acquisitions and dispositions for one year after the transaction and changes in currency exchange rates. Organic growth is the percentage change of organic growth versus the prior year amount.
- **Impact of Acquisitions/Dispositions:** This measure represents the impact of acquisitions or dispositions without a full year of reported results in either comparable period.
- **Currency Effect:** This measure consists of the effects of Argentina devaluations under highly inflationary accounting and the sum of monthly currency changes. Monthly currency changes represent the accumulation throughout the year of the impact on current period results of changes in foreign currency rates from the prior year period.
- **Non-GAAP pre-tax income, Non-GAAP income tax and Non-GAAP effective income tax rate**: Non-GAAP pre-tax income and non-GAAP income tax equal their GAAP counterparts excluding the applicable impacts of Other Items not Allocated to Segments as well as certain retirement plan expenses/gains, taxes on return of capital, impairment of certain debt securities, and unusual adjustments to deferred tax asset valuation allowances. Non-GAAP effective income tax rate equals non-GAAP income tax divided by non-GAAP pre-tax income.

In addition to the rationale described above, we believe the following non-GAAP metrics are helpful in assessing cash flow and financial leverage consistent with how our management evaluates performance:
- **Free Cash Flow before Dividends:** This non-GAAP measure reflects management's calculation of cash flows that are available for capital or investing activities such as paying dividends, share repurchases, debt, acquisitions and other investments. The measure is calculated as net cash flows from operating activities, adjusted to exclude certain operating activities related to cash that is not available for corporate purposes, including the impact of cash flows from restricted cash held for customers, as well as cash received and processed in certain of our secure cash management services operations. The resulting amount is further adjusted to include the impact of cash flows related to equipment used to operate our business, including capital expenditures, cash proceeds from sale of property and equipment, as well as proceeds from lessor debt financing.
- **Net Debt**: Net Debt equals total debt less cash and cash equivalents available for general corporate purposes. We exclude from cash and cash equivalents amounts held by our cash management services operations, as such amounts are not considered available for general corporate purposes. See page 44 for more details.

34

Reconciliations of Non-GAAP to GAAP Measures

Non-GAAP measures are reconciled to comparable GAAP measures either in the tables below or in "Liquidity and Capital Resources" section. Amounts reported for prior periods have been updated in this report to present information consistently for all periods presented. Most of the reconciling adjustments are described in Other Items Not Allocated to Segments above on pages 27–29. Additional reconciling items include the following:

Retirement plans We incur costs, such as interest expense and amortization of actuarial gains and losses, associated with certain retirement plans that have been frozen to new entrants. Furthermore, we also incur non-cash settlement charges and curtailment gains related to all of our retirement plans. These costs and gains are not considered to be part of the Company's operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results.

Valuation allowance on tax credits As a result of new foreign tax credit regulations, we released a valuation allowance on deferred tax assets and recorded a significant income tax credit in 2022. We then re-established some of the valuation allowance in 2023 primarily related to adjustments to the previous foreign tax credit changes, resulting in a significant incremental income tax expense. In 2024, we released an incremental valuation allowance on deferred tax assets that was otherwise expected to expire and recorded a tax credit. The gains and charges related to major tax law changes that impacted U.S. foreign tax credits. These gains and charges are not considered to be part of the Company's operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results.

Tax on return of capital As a result of lifted foreign exchange controls and the official and unofficial foreign exchange rates convergence in Argentina, we were able to make an unusual and infrequent return of capital. Due to Argentinian tax law, a withholding tax was imposed on the return of capital. This withholding tax is not considered to be part of the Company's operations and revenue generating activities. Management has excluded this amount when evaluating internal performance. Therefore, it is excluded from non-GAAP results.

Change in restricted cash held for customers Restricted cash held for customers is not available for general corporate purposes such as payroll, vendor invoice payments, debt repayment, or capital expenditures. Because the cash is not available to support the Company's operations and revenue generating activities, management excludes the changes in the restricted cash held for customers balance when assessing cash flows from operations. We believe that the exclusion of the change in restricted cash held for customers from our non-GAAP operating cash flows measure is helpful to users of the financial statements as it presents this financial measure consistent with how management assesses this liquidity measure.

Change in certain customer obligations The title to cash received and processed in certain of our secure cash management services operations transfers to us for a short period of time. The cash is generally credited to customers' accounts the following day and is thus not available for general corporate purposes. Because the cash is not available to support our operations and revenue generating activities, management excludes the changes in this specific cash balance when assessing cash flows from operations. We believe that the exclusion of the change in this cash balance from our non-GAAP operating cash flows measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure.

Amounts held by cash management services operations As described above, cash held in certain of our secure cash management services operations is not available to support our operations and revenue generating activities. Therefore, management excludes this specific cash balance when assessing our liquidity and capital resources, and in our computation of Net Debt. We believe that the exclusion of this cash balance from our non-GAAP Net Debt measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure.

Non-GAAP Reconciled to GAAP

(In millions, except for percentages)	2025 Pre-tax income[a]	Income tax	Effective income tax rate[a]	2024 Pre-tax income[a]	Income tax	Effective income tax rate[a]	2023 Pre-tax income[a]	Income tax	Effective income tax rate[a]
GAAP	$ 353.9	143.3	40.5 %	$ 266.3	92.7	34.8 %	$ 235.8	139.2	59.0 %
Reorganization and restructuring[c]	1.4	0.2		1.5	0.2		17.6	3.4	
Acquisitions and dispositions[c]	80.2	14.6		62.1	5.2		72.6	8.9	
Argentina highly inflationary impact[c]	22.7	(4.1)		36.3	(5.1)		142.0	(4.5)	
Transformation initiatives[c]	26.0	0.8		28.4	0.7		5.5	0.1	
DOJ/FinCEN investigations[c]	6.5	0.1		45.7	—		—	—	
Chile antitrust matter[c]	0.8	0.2		1.3	0.3		0.5	0.1	
Non-routine auto loss matter[c]	1.0	—		2.0	—		8.0	0.2	
Argentina debt securities impairment[d]	1.5	0.5		—	—		—	—	
Reporting compliance[c]	—	—		—	—		0.8	—	
Retirement plans[b]	(6.4)	(1.7)		(8.4)	(0.1)		(9.0)	(2.0)	
Tax on return of capital[b]	—	(5.4)		—	—		—	—	
Valuation allowance on tax credits[b]	—	(14.4)		—	7.1		—	(27.8)	
Non-GAAP	$ 487.6	134.1	27.5 %	$ 435.2	101.0	23.2 %	$ 473.8	117.6	24.8 %

Amounts may not add due to rounding.

(a)   From continuing operations.
(b)   See "Reconciliations of Non-GAAP to GAAP Measures" on page 35 for details.
(c)   See "Other Items Not Allocated To Segments" on pages 27-29 for details.
(d)   Related to the impairment of specific debt securities in Argentina in 2025.

(In millions, except for per share amounts)	Years Ended December 31, 2025	2024	2023
Operating profit:			
GAAP	$ **585.5**	453.0	425.2
Reorganization and restructuring[(a)]	**1.4**	1.5	17.6
Acquisitions and dispositions[(a)]	**78.5**	62.5	70.6
Argentina highly inflationary impact[(a)]	**10.2**	35.0	86.8
Transformation initiatives[(a)]	**26.0**	28.4	5.5
DOJ/FinCEN investigations[(a)]	**6.5**	45.7	—
Chile antitrust matter[(a)]	**0.8**	1.3	0.5
Non-routine auto loss matter[(a)]	**1.0**	2.0	8.0
Reporting compliance[(a)]	**—**	—	0.8
Non-GAAP	$ **709.9**	629.4	615.0
Income from continuing operations attributable to Brink's:			
GAAP	$ **200.1**	161.8	86.0
Reorganization and restructuring[(a)]	**1.2**	1.3	14.2
Acquisitions and dispositions[(a)]	**64.6**	55.9	62.7
Argentina highly inflationary impact[(a)]	**26.8**	41.4	146.5
Transformation initiatives[(a)]	**25.2**	27.7	5.4
DOJ/FinCEN investigations[(a)]	**6.4**	45.7	—
Chile antitrust matter[(a)]	**0.6**	1.0	0.4
Non-routine auto loss matter[(a)]	**1.0**	2.0	7.8
Argentina debt securities impairment[(e)]	**1.0**	—	—
Retirement plans[(b)]	**(4.7)**	(8.3)	(7.0)
Tax on return of capital[(b)]	**5.4**	—	—
Valuation allowance on tax credits[(b)]	**14.4**	(7.1)	27.8
Non-GAAP	$ **342.0**	321.4	344.6
Adjusted EBITDA:			
Net income attributable to Brink's	$ **199.7**	162.9	87.7
Interest expense	**245.5**	235.4	203.8
Income tax provision	**143.3**	92.7	139.2
Depreciation and amortization	**290.8**	293.3	275.8
EBITDA	$ **879.3**	784.3	706.5
Discontinued operations	**0.4**	(1.1)	(1.7)
Reorganization and restructuring[(a)]	**1.4**	1.5	16.4
Acquisitions and dispositions[(a)]	**20.3**	2.8	13.0
Argentina highly inflationary impact[(a)]	**30.5**	24.3	136.6
Transformation initiatives[(a)]	**26.0**	28.4	5.5
DOJ/FinCEN investigations[(a)]	**6.5**	45.7	—
Chile antitrust matter[(a)]	**0.8**	1.3	0.5
Non-routine auto loss matter[(a)]	**1.0**	2.0	8.0
Argentina debt securities impairment[(e)]	**1.5**	—	—
Reporting compliance[(a)]	**—**	—	0.8
Retirement plans[(b)]	**(6.4)**	(8.4)	(9.0)
Share-based compensation[(c)]	**26.0**	36.6	33.0
Marketable securities (gain) loss[(d)]	**(10.2)**	(5.5)	(42.4)
Adjusted EBITDA	$ **977.1**	911.9	867.2

(In millions, except for per share amounts)		Years Ended December 31, 2025	2024	2023
Diluted EPS:				
GAAP	$	**4.70**	3.61	1.83
Reorganization and restructuring[a]		**0.03**	0.03	0.30
Acquisitions and dispositions[a]		**1.52**	1.25	1.33
Argentina highly inflationary impact[a]		**0.63**	0.92	3.13
Transformation initiatives[a]		**0.59**	0.62	0.12
DOJ/FinCEN investigations[a]		**0.15**	1.02	—
Chile antitrust matter[a]		**0.01**	0.02	0.01
Non-routine auto loss matter[a]		**0.02**	0.05	0.17
Argentina debt securities impairment[e]		**0.02**	—	—
Reporting compliance[a]		**—**	—	0.02
Retirement plans[b]		**(0.11)**	(0.19)	(0.15)
Tax on return of capital[b]		**0.13**	—	—
Valuation allowance on tax credits[b]		**0.34**	(0.16)	0.59
Non-GAAP	$	**8.05**	7.17	7.35

Amounts may not add due to rounding.

(a)   See "Other Items Not Allocated To Segments" on pages 27-29 for details.

(b)   See "Reconciliations of GAAP to Non-GAAP Measures" on page 35 for details.

(c)   Due to reorganization and restructuring activities, there was a $0.9 million non-GAAP adjustment to share-based compensation in 2023. There is no difference between GAAP and non-GAAP share-based compensation amounts for the other periods presented.

(d)   Due to the impact of Argentina's highly inflationary accounting, there was a $55.2 million adjustment for a loss in 2023, a $1.3 million non-GAAP adjustment for a loss in 2024, and a $12.5 million non-GAAP adjustment for a loss in 2025.

(e)   Related to the impairment of specific debt securities in Argentina in 2025.

Foreign Operations

We currently serve customers in more than 100 countries, including 51 countries where we operate subsidiaries.

We are subject to risks customarily associated with doing business in foreign countries, including labor and economic conditions, the imposition of international sanctions, including by the U.S. government, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. The future effects, if any, of these risks are unknown. The Company has ceased support of its Venezuela operations as a result of U.S. government sanctions.

At December 31, 2025, Argentina's economy remained highly inflationary for accounting purposes. See Note 1 for more details about our Argentina operations including a description of how we account for currency remeasurement for our Argentine subsidiaries and the potential impacts of converting local currency into U.S. dollars.

Our international operations conduct a majority of their business in local currencies. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of various local currencies in relation to the U.S. dollar. Future fluctuations in exchange rates could have either a positive or negative impact on our financial results.

Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency of a given foreign entity. From time to time, we use short term foreign currency forward and swap contracts to hedge transactional risks associated with foreign currencies, as discussed in Item 7A on pages 57-58. These short term foreign currency forward and swap contracts primarily offset exposures in the euro, the Mexican peso, and the British pound and are not designated as hedges for accounting purposes. Accordingly, changes in their fair value are recorded immediately in earnings. See Note 11 for more details regarding our economic hedges.

We have entered into cross currency swaps and foreign exchange forward swap contracts to hedge a portion of our net investments in certain of our subsidiaries with euro and other functional currencies. As net investment hedges for accounting purposes, we elected to use the spot method to assess effectiveness for these derivatives that are designated as net investment hedges. Accordingly, changes in fair value attributable to changes in the undiscounted spot rates are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (loss) and will remain there until the hedged net investments are sold or substantially liquidated. We have elected to exclude the spot-forward difference from the assessment of hedge effectiveness and are amortizing this amount separately on a straight-line basis over the term of the cross currency swaps. See Note 11 for more details regarding these contracts.

We also had a long term cross currency swap contract to hedge exposure in Brazilian real, which was designated as a cash flow hedge for accounting purposes This cross currency swap contract matured and was fully settled in 2023. See Note 11 for more details about this contract.

LIQUIDITY AND CAPITAL RESOURCES
Overview

The discussion of liquidity and capital resources comparing 2024 versus 2023 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our 2024 10-K, starting on page 40.

Over the last three years, we used cash generated from our operations and borrowings to
- invest in the infrastructure of our business (new facilities, cash sorting and other equipment for our cash management services operations, armored trucks, DRS devices, and information technology) ($628 million),
- repurchase shares of Brink's common stock ($583 million),
- pay dividends to Brink's shareholders ($124 million), and
- acquire new business operations ($39 million).

Cash flows from operating activities increased by $213.5 million in 2025 as compared to the prior year primarily due to changes in customer obligations related to certain of our secure cash management services operations, an increase in restricted cash held for customers and higher operating profit, partially offset by higher amounts paid for income taxes and interest and changes in working capital excluding taxes. Cash used for investing activities decreased by $13.8 million in 2025 due to lower amounts paid for capital expenditures and net inflows of purchases and sales of marketable securities in 2025 compared to the prior year, partially offset by changes in economic hedges. Cash also increased $103.5 million in 2025 as a result of the weakening of the U.S. dollar in 2025, primarily against the euro and Mexican peso. We financed our liquidity needs in 2025 with debt and cash flows from operations.

Operating Activities

(In millions)	Years Ended December 31, 2025	2024	2023	$ change 2025	2024
Cash flows provided from (used in) operating activities - GAAP	$ **639.5**	426.0	702.4	$ **213.5**	(276.4)
(Increase) decrease in restricted cash held for customers (see Note 19)	**(46.1)**	42.9	(59.5)	**(89.0)**	102.4
(Increase) decrease in customer obligations	**(16.5)**	77.7	(66.0)	**(94.2)**	143.7
Capital expenditures	**(203.1)**	(222.5)	(202.7)	**19.4**	(19.8)
Cash proceeds from sale of property and equipment	**18.5**	29.2	18.4	**(10.7)**	10.8
Proceeds from lessor debt financing (see Note 19)	**43.2**	46.6	7.5	**(3.4)**	39.1
Free cash flow before dividends[a]	$ **435.5**	399.9	400.1	$ **35.6**	(0.2)

(a) Free cash flow before dividends is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. See page 34 for further information on this non-GAAP measure, and see page 35 for descriptions of the adjustments.

2025 versus 2024

Cash flows from operating activities - GAAP
Cash flows from operating activities increased by $213.5 million in 2025 compared to 2024. The increase was attributed to changes in customer obligations related to certain of our secure cash management services operations (certain customer obligations increased by $16.5 million in 2025 compared to a decrease of $77.7 million in 2024), restricted cash held for customers (restricted cash held for customers increased by $46.1 million in 2025 compared to an decrease of $42.9 million in 2024), and higher operating profit, partially offset by higher amounts paid for income taxes (we had $135.7 million in cash payments for taxes in 2025 as compared to $122.1 million in 2024), and by changes in working capital excluding taxes and interest.

In 2024, working capital improvements resulted primarily from an ongoing focus on certain key discretionary actions, in particular more timely collection of trade accounts receivable and optimizing payment terms to vendors. These actions involved, among others, centrally managing more of our overall spend and negotiating with suppliers to optimize our payment terms and conditions. In 2025, these actions continued to improve cash flow performance, though the magnitude of improvement was more moderate when compared to the prior year. These actions contributed to an increase in trade accounts payable (amounts increased by $7.3 million in 2025 compared to an increase of $78.7 million in 2024) included in the consolidated statements of cash flows line "Increase (decrease) in accounts payable, income taxes payable, and accrued liabilities" as well as sustained improvements in trade accounts receivable (amounts increased $1.2 million in 2025 compared to a decrease of $40.2 million in 2024) included in the consolidated statements of cash flows line "(Increase) decrease in accounts receivable and income taxes receivable". These results demonstrate the continued focus on working capital optimization and future working capital performance contemplates a continuation of these efforts.

Free cash flow before dividends - non-GAAP

Free cash flow before dividends increased $35.6 million as compared to 2024. The increase was mostly attributed to higher operating profit and lower amounts paid for capital expenditures (we had $203.1 million in cash paid for capital expenditures in 2025 compared to $222.5 million in 2024), partially offset by higher amounts paid for income taxes, changes in working capital excluding taxes and interest as discussed above, and lower amounts of cash proceeds from sale of property and equipment (we had $18.5 million in cash proceeds in 2025 compared to $29.2 million in 2024).

Investing Activities

(In millions)		Years Ended December 31,			$ change	
		2025	2024	2023	**2025**	2024
Cash flows from investing activities						
Capital expenditures	$	**(203.1)**	(222.5)	(202.7) $	**19.4**	(19.8)
Acquisitions, net of cash acquired		**(6.0)**	(19.1)	(1.5)	**13.1**	(17.6)
Dispositions, net of cash disposed		**—**	—	1.1	**—**	(1.1)
Marketable securities:						
Purchases		**(123.2)**	(71.8)	(134.7)	**(51.4)**	62.9
Sales		**135.1**	57.2	150.4	**77.9**	(93.2)
Proceeds from sale of property and equipment		**18.5**	29.2	18.4	**(10.7)**	10.8
Net change in loans held for investment		**7.0**	7.1	(11.1)	**(0.1)**	18.2
Net change in economic hedges		**(22.1)**	4.0	—	**(26.1)**	4.0
Other		**(8.6)**	(0.3)	(0.6)	**(8.3)**	0.3
Discontinued operations		**—**	—	0.9	**—**	(0.9)
Investing activities	$	**(202.4)**	(216.2)	(179.8) $	**13.8**	(36.4)

Cash used by investing activities decreased by $13.8 million in 2025 as compared to 2024. The decrease was primarily due to changes in the net cash impact related to the purchases and sales of marketable securities in 2025 (we had $11.9 million in net cash received in 2025 compared to $14.6 million in net cash paid in 2024), lower amounts paid for capital expenditures, and lower amounts paid for acquisitions in 2025. This was partially offset by the cash payments related to the net change in economic hedge contracts in 2025, as discussed in Note 11, and lower amounts received from proceeds from sale of property and equipment.

Capital expenditures and depreciation and amortization were as follows:

(In millions)		Years Ended December 31,				$ change	
		2025	2024	2023		**2025**	2024
Property and Equipment Acquired during the year							
Capital expenditures[a]:							
North America	$	**59.7**	62.6	43.8	$	**(2.9)**	18.8
Latin America		**24.2**	33.0	48.8		**(8.8)**	(15.8)
Europe		**73.3**	79.9	77.5		**(6.6)**	2.4
Rest of World		**43.4**	42.6	25.2		**0.8**	17.4
Corporate		**2.5**	4.4	7.4		**(1.9)**	(3.0)
Capital expenditures	$	**203.1**	222.5	202.7	$	**(19.4)**	19.8
Financing leases:							
North America	$	**23.8**	38.4	59.4	$	**(14.6)**	(21.0)
Latin America		**37.6**	21.4	11.0		**16.2**	10.4
Europe		**13.7**	13.4	21.5		**0.3**	(8.1)
Rest of World		**1.1**	1.9	0.1		**(0.8)**	1.8
Financing leases	$	**76.2**	75.1	92.0	$	**1.1**	(16.9)
Total:							
North America	$	**83.5**	101.0	103.2	$	**(17.5)**	(2.2)
Latin America		**61.8**	54.4	59.8		**7.4**	(5.4)
Europe		**87.0**	93.3	99.0		**(6.3)**	(5.7)
Rest of World		**44.5**	44.5	25.3		**—**	19.2
Corporate		**2.5**	4.4	7.4		**(1.9)**	(3.0)
Total property and equipment acquired	$	**279.3**	297.6	294.7	$	**(18.3)**	2.9
Depreciation and amortization[a]							
North America	$	**85.1**	82.4	73.9	$	**2.7**	8.5
Latin America		**56.2**	53.9	53.6		**2.3**	0.3
Europe		**71.5**	61.0	58.0		**10.5**	3.0
Rest of World		**24.3**	22.2	20.6		**2.1**	1.6
Total reportable segments		**237.1**	219.5	206.1		**17.6**	13.4
Corporate		**2.6**	3.5	5.3		**(0.9)**	(1.8)
Argentina highly inflationary impact		**(7.8)**	12.0	5.4		**(19.8)**	6.6
Reorganization and restructuring		**—**	—	1.2		**—**	(1.2)
Depreciation and amortization of property and equipment		**231.9**	235.0	218.0		**(3.1)**	17.0
Amortization of intangible assets[a]		**58.9**	58.3	57.8		**0.6**	0.5
Total depreciation and amortization	$	**290.8**	293.3	275.8	$	**(2.5)**	17.5

(a)   Amortization of acquisition-related intangible assets has been excluded from reportable segment amounts.

Our reinvestment ratio, which we define as the annual amount of property and equipment acquired during the year divided by the annual amount of depreciation, was 1.2 in 2025, 1.3 in 2024, and 1.4 in 2023.

Capital expenditures in 2025 for our operating units were primarily for cash devices, information technology, armored vehicles, and machinery and equipment. Capital expenditures in 2025 were $19.4 million lower compared to 2024. Total property and equipment acquired in 2025 was $18.3 million lower than the prior year. This decrease was primarily due to a decrease in investments in armored vehicles and DRS devices.

Corporate capital expenditures in the last three years were primarily for IT investments.

Financing Activities

(In millions)		Years Ended December 31,			$ change	
		2025	2024	2023	**2025**	2024
Cash flows from financing activities						
Borrowings and repayments:						
Short-term borrowings	$	**78.1**	12.9	98.6	$ **65.2**	(85.7)
Long-term revolving credit facilities, net		**217.0**	(7.7)	(8.1)	**224.7**	0.4
Other long-term debt, net		**(120.1)**	320.0	(71.7)	**(440.1)**	391.7
Borrowings (repayments)		**175.0**	325.2	18.8	**(150.2)**	306.4
Acquisition of noncontrolling interest		**(6.6)**	(0.2)	(0.6)	**(6.4)**	0.4
Debt financing costs		**(1.0)**	(10.6)	—	**9.6**	(10.6)
Repurchase shares of Brink's common stock		**(209.4)**	(203.6)	(169.9)	**(5.8)**	(33.7)
Dividends to:						
Shareholders of Brink's		**(42.3)**	(41.8)	(39.6)	**(0.5)**	(2.2)
Noncontrolling interests in subsidiaries		**(6.5)**	(6.1)	(7.7)	**(0.4)**	1.6
Payment of acquisition-related obligation		**—**	(0.8)	(11.1)	**0.8**	10.3
Proceeds from exercise of stock options		**0.6**	—	—	**0.6**	—
Tax withholdings associated with share-based compensation		**(21.6)**	(18.6)	(8.0)	**(3.0)**	(10.6)
Other		**(2.3)**	(1.3)	11.0	**(1.0)**	(12.3)
Financing activities	$	**(114.1)**	42.2	(207.1)	$ **(156.3)**	249.3

Debt borrowings and repayments

Cash used in financing activities increased by $156.3 million in 2025 compared to 2024, as we had net cash used in financing activities of $114.1 million in 2025 compared to net cash provided by financing activities of $42.2 million in 2024. The change was driven primarily by a decrease in net borrowings (as discussed in Note 14) compared to the prior year.

Dividends

We paid dividends to Brink's shareholders of $1.0075 per share or $42.3 million in 2025 compared to $0.9475 per share or $41.8 million in 2024 and $0.86 per share or $39.6 million in 2023. Future dividends are dependent on our earnings, financial condition, shareholders' equity levels, our cash flow and business requirements, as determined by the Board.

Effect of Exchange Rate Changes on Cash and Cash Equivalents

Changes in currency exchange rates increased the amount of cash and cash equivalents by $103.5 million during 2025, compared to a decrease of $95.2 million in 2024 and a decrease of $42.4 million in 2023. The increase in 2025 was due to the weakening of the U.S. dollar in 2025, primarily against the euro and Mexican peso.

Capitalization

We use a combination of debt, leases and equity to capitalize our operations.

As of December 31, 2025, debt as a percentage of capitalization (defined as total debt and equity) was 91%, which decreased from 93% at December 31, 2024.

Summary of Debt, Equity and Other Liquidity Information

(In millions)	Amount available under credit facilities December 31, 2025		Outstanding balance December 31, 2025	2024	$ change[a]	
Debt:						
Short-term borrowings						
Other	$	**8.4**	$ **241.1**	149.3	$	91.8
Total Short-term borrowings	$	**8.4**	$ **241.1**	149.3	$	91.8
Long-term debt						
Revolving Facility	$	**580.0**	$ **420.0**	399.7		20.3
Term Loans		—	**1,223.3**	1,292.2		(68.9)
Senior Unsecured Notes		—	**1,390.4**	1,387.8		2.6
Letter of Credit Facilities		**43.0**	—	—		—
Other facilities		**75.2**	**669.1**	432.1		237.0
Financing leases		—	**270.4**	235.1		35.3
Total Long-term debt	$	**698.2**	$ **3,973.2**	3,746.9	$	226.3
Total Debt	$	**706.6**	$ **4,214.3**	3,896.2	$	318.1
Total equity			$ **407.3**	312.5	$	94.8

(a)   In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates.

Reconciliation of Net Debt to U.S. GAAP Measures

(In millions)		December 31, 2025	2024		$ change
Debt:					
Short-term borrowings	$	**241.1**	149.3	$	91.8
Long-term debt		**3,973.2**	3,746.9		226.3
Total Debt		**4,214.3**	3,896.2		318.1
Less:					
Cash and cash equivalents		**1,725.9**	1,395.3		330.6
Amounts held by cash management services operations[a]		**(106.4)**	(81.3)		(25.1)
Cash and cash equivalents available for general corporate purposes		**1,619.5**	1,314.0		305.5
Net Debt[a]	$	**2,594.8**	2,582.2	$	12.6

(a)   Net Debt is a supplemental non-GAAP financial measure that is not required by or presented in accordance with GAAP. See page 34 for further information on this non-GAAP measure, and see page 35 for a description of the adjustment. Included within Net Debt is net cash from our Argentina operations of $25 million at December 31, 2025 and $104 million at December 31, 2024.

Debt and Net Debt at the end of 2025 increased versus the prior year to provide funding for corporate purposes and other working capital needs.

Liquidity Needs

Our liquidity needs include not only the working capital requirements of our operations but also investments in our operations, business development activities, payments on outstanding debt, dividend payments and share repurchases.

Our operating liquidity needs are typically financed by cash from operations, short-term borrowings and the available borrowing capacity under our Revolving Credit Facility (our debt facilities are described in more detail in Note 14 to the consolidated financial statements, including certain limitations and considerations related to the cash and borrowing capacity). As of December 31, 2025, $580 million was available under the Revolving Credit Facility. Based on our current cash generated from operations, and amounts available under our credit facilities and our ability to access capital from financial markets, we believe that we will be able to meet our liquidity needs for the next 12 months and thereafter the foreseeable future.

Limitations on dividends from foreign subsidiaries A significant portion of our operations are outside the U.S., which may make it difficult to or costly to repatriate additional cash for use in the U.S. See Item 1A., *Risk Factors*, for more information on the risks associated with having businesses outside the U.S.

Our conclusion that we will be able to fund our cash requirements for the next 12 months by using existing capital resources, cash on hand, and cash generated from operations does not take into account any potential material worsening of economic conditions or material increases in inflation that would adversely affect our business. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, or if other economic conditions change, such as material increases in inflation, from those currently prevailing or from those now anticipated, such as higher inflation or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business, including material negative changes in the health and welfare of our employees or changes in the condition of our customers or suppliers, and the operating performance or financial results of our business. Any of these events or circumstances, including any new business opportunities, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including:
- our future profitability;
- the quality of our accounts receivable;
- our relative levels of debt and equity;
- the volatility and overall condition of the capital markets; and
- the market prices of our securities.

Cash and Cash Equivalents
At December 31, 2025, we had $1,725.9 million in cash and cash equivalents, compared to $1,395.3 million at December 31, 2024. We plan to use the current cash and cash equivalents for working capital needs, capital expenditures, acquisitions, share repurchases, and other general corporate purposes.

Equity
Common Stock
At December 31, 2025, we had 100 million shares of common stock authorized and 41.1 million shares issued and outstanding.

Preferred Stock
At December 31, 2025, we had the authority to issue up to 2 million shares of preferred stock, par value $10 per share.

Share Repurchase Program
In December 2025, our Board authorized a $750 million share repurchase program that expires on December 31, 2027 (the "2025 Repurchase Program").

Under the 2025 Repurchase Program, we are not obligated to repurchase any specific dollar amount or number of shares. The timing and volume of share repurchases may be executed at the discretion of management on an opportunistic basis, or pursuant to trading plans or other arrangements. Share repurchases under this program may be made in the open market, in privately negotiated transactions, or otherwise.

In November 2023, our Board of Directors authorized a $500 million share repurchase program (the "2023 Repurchase Program"). Under the 2023 Repurchase program, in 2025, we repurchased a total of 2,210,616 shares of our common stock for an aggregate of $209.4 million and an average price of $94.74 per share. In 2024, we repurchased a total of 2,108,544 shares of our common stock for an aggregate of $203.6 million and an average price of $96.54 per share. These shares were retired upon repurchase. The 2023 Repurchase Program expired on December 31, 2025.

In October 2021, we announced that our Board authorized a $250 million share repurchase program (the "2021 Repurchase Program"). Under the 2021 Repurchase Program, in 2023, we repurchased a total of 2,297,955 shares of our common stock for an aggregate of $169.9 million and an average price of $73.92 per share. These shares were retired upon repurchase. The 2021 Repurchase Program expired on December 31, 2023.

Off Balance Sheet Arrangements

We have certain operating leases that are considered short term and are not capitalized to the balance sheet. We use operating leases both on and off balance sheet to lower our cost of financings. We believe that operating leases are an important component of our capital structure.

U.S. Retirement Liabilities

Assumptions for U.S. Retirement Obligations

We have made various assumptions to estimate the amount of payments to be made in the future. The most significant assumptions include:

- Changing discount rates and other assumptions in effect at measurement dates (normally December 31)
- Investment returns on plan assets
- Addition of new claimants (historically immaterial due to freezing of pension benefits and exit from coal business)
- Mortality rates
- Change in laws

Funded Status of U.S. Retirement Plans

		Actual			Projected		
(In millions)		2025	2026	2027	2028	2029	2030
Primary U.S. pension plan							
Beginning funded status	$	8.2	29.2	34.3	39.6	45.1	50.7
Net periodic pension credit[a]		13.6	8.2	6.4	6.7	6.8	7.2
Benefit plan actuarial gain (loss)		7.4	(3.1)	(1.1)	(1.2)	(1.2)	(1.4)
Ending funded status	$	29.2	34.3	39.6	45.1	50.7	56.5
UMWA plans							
Beginning funded status	$	(42.7)	(55.6)	(55.3)	(55.1)	(55.1)	(55.4)
Net periodic postretirement cost[a]		(0.1)	0.3	0.2	—	(0.3)	(0.5)
Benefit plan actuarial gain		(11.5)	—	—	—	—	—
Other		(1.3)	—	—	—	—	—
Ending funded status	$	(55.6)	(55.3)	(55.1)	(55.1)	(55.4)	(55.9)
Black Lung plans							
Beginning funded status	$	(69.8)	(62.8)	(58.7)	(54.5)	(50.6)	(46.3)
Net periodic postretirement cost[a]		(3.4)	(3.1)	(2.9)	(2.7)	(2.5)	(2.2)
Payment from Brink's		7.4	7.2	7.1	6.6	6.8	6.3
Benefit plan actuarial loss		3.0	—	—	—	—	—
Ending funded status	$	(62.8)	(58.7)	(54.5)	(50.6)	(46.3)	(42.2)

(a) Excludes amounts reclassified from accumulated other comprehensive income (loss).

Primary U.S. Pension Plan

Pension benefits provided to eligible U.S. employees were frozen on December 31, 2005, and benefits are not provided to employees hired after 2005 or to those covered by a collective bargaining agreement. We did not make cash contributions to the primary U.S. pension plan in 2025. There are approximately 10,200 beneficiaries in the plan.

Based on our current assumptions, we do not expect to make contributions for the foreseeable future.

UMWA Plan

Retirement benefits related to former coal operations include medical benefits provided by the Pittston Coal Group Companies Employee Benefit Plan for UMWA Represented Employees. There are approximately 2,000 beneficiaries in the UMWA plans. The company does not expect to make contributions to these plans until 2039, based on our actuarial assumptions.

Black Lung

Under the Federal Black Lung Benefits Act of 1972, Brink's is responsible for paying lifetime black lung benefits to miners and their dependents for claims filed and approved after June 30, 1973. There are approximately 500 black lung beneficiaries as of December 31, 2025.

Non-U.S. defined-benefit pension plans

We have various defined-benefit pension plans covering eligible current and former employees of some of our international operations. See Note 4 to the consolidated financial statements for information about these non-U.S. plans' benefit obligation and estimated future benefit payments over the next 10 years.

Summary of Total Expenses Related to All U.S. Retirement Liabilities

This table summarizes actual and projected expense (income) related to U.S. retirement liabilities. These expenses are not allocated to segment results.

	Actual			Projected		
(In millions)	2025	2026	2027	2028	2029	2030
Primary U.S. pension plan	$ (8.3)	1.3	7.2	5.2	4.1	2.3
UMWA plans	(8.1)	(3.7)	(3.7)	(3.5)	(3.4)	(3.2)
Black Lung plans	7.1	6.5	6.1	5.6	5.1	4.7
Total	$ (9.3)	4.1	9.6	7.3	5.8	3.8

Summary of Total Payments from U.S. Plans to Participants

This table summarizes actual and estimated payments from the plans to participants.

	Actual			Projected		
(In millions)	2025	2026	2027	2028	2029	2030
Payments from U.S. Plans to participants						
Primary U.S. pension plan	$ 44.7	46.3	46.0	45.7	45.3	44.9
UMWA plans	17.8	16.5	16.6	16.6	16.5	16.3
Black Lung plans	7.4	7.2	7.1	6.6	6.8	6.3
Total	$ 69.9	70.0	69.7	68.9	68.6	67.5

Summary of Projected Payments from Brink's to U.S. Plans

This table summarizes estimated payments from Brink's to U.S. retirement plans.

	Projected Payments to Plans from Brink's			
(In millions)	Primary U.S. Pension Plan	UMWA Plans	Black Lung Plans	Total
Projected payments				
2026	$ —	—	7.2	7.2
2027	—	—	7.1	7.1
2028	—	—	6.6	6.6
2029	—	—	6.8	6.8
2030	—	—	6.3	6.3
2031	—	—	5.7	5.7
2032	—	—	5.2	5.2
2033	—	—	4.7	4.7
2034	—	—	4.3	4.3
2035	—	—	3.9	3.9
2036	—	—	3.6	3.6
2037	—	—	3.4	3.4
2038	—	—	3.1	3.1
2039	—	3.7	2.9	6.6
2040 and thereafter	—	101.0	26.4	127.4
Total projected payments	$ —	104.7	97.2	201.9

The amounts in the tables above are based on a variety of estimates, including actuarial assumptions as of December 31, 2025. The estimated amounts will change in the future to reflect payments made, investment returns, actuarial revaluations, and other changes in estimates. Actual amounts could differ materially from the estimated amounts.

Contingent Matters

At the end of the fourth quarter of 2018, we became aware of an investigation initiated by the Chilean Fiscalía Nacional Económica (the Chilean antitrust agency) ("FNE") related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. In October 2021, the FNE filed a complaint before the Chilean antitrust court alleging that Brink's Chile (as well as competitor companies) engaged in collusion in 2017 and 2018 and requested that the court approve a fine of $30.5 million. The Company filed its response to the complaint in November 2022, which signaled the beginning of the evidentiary phase. The Company intends to vigorously defend itself against the FNE's complaint. Based on available information to date, the Company recorded a charge of $9.5 million in the third quarter of 2021 in connection with this matter. After the third quarter of 2021, all adjustments to the contingent liability have resulted primarily from changes in currency rates.

In addition to the matter discussed above, we are involved in various other lawsuits and claims in the ordinary course of business. We are not able to estimate the loss or range of losses for some of these matters. We have recorded accruals for losses that are considered probable and reasonably estimable. Except as otherwise noted, we do not believe that it is reasonably possible the ultimate disposition of any of the legal matters currently pending against the Company could have a material adverse effect on our liquidity, financial position or results of operations.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The application of accounting principles requires the use of assumptions, estimates and judgments. We make assumptions, estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with relevant knowledge and experience. Reported results could have been materially different had we used a different set of assumptions, estimates and judgments.

Deferred Tax Asset Valuation Allowance

Deferred tax assets result primarily from net operating losses, tax credit carryforwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Accounting Policy

We establish valuation allowances, in accordance with the Financial Accounting Standards Board ("FASB") ASC Topic 740, *Income Taxes*, when we estimate it is not more-likely-than-not that a deferred tax asset will be realized. We decide to record valuation allowances primarily based on an assessment of positive and negative evidence including historical earnings and future taxable income that incorporates prudent, feasible tax-planning strategies. We assess deferred tax assets on an individual jurisdiction basis. Changes in tax statutes, the timing of deductibility of expenses or expectations for future performance could result in material adjustments to our valuation allowances, which would increase or decrease tax expense. Our valuation allowances are as follows.

Valuation Allowances

	December 31,	
(In millions)	**2025**	2024
U.S.	**$ 57.4**	44.0
Non-U.S.	**79.1**	74.1
Total	**$ 136.5**	118.1

Application of Accounting Policy

U.S. Deferred Tax Assets

We had $171 million of net deferred tax assets at December 31, 2025, of which $180 million in gross deferred tax assets are related to U.S. jurisdictions.

In 2025, we concluded that we were not more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward, and we recorded a $12 million valuation allowance detriment through income from continuing operations and an additional $1 million valuation allowance increase through other comprehensive income (loss). Our conclusion was based upon the One Big Beautiful Bill Act enacted in July 2025 which included modifications to the U.S. taxation of worldwide income and the deductibility of interest expense, among other tax changes. As a result, we no longer expect to be able to utilize a substantial amount of our foreign tax credit carryforwards to offset future tax prior to their expiration.

In 2024, we concluded that we were more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward and we recorded a $7 million valuation allowance benefit through income from continuing operations and an additional $2 million valuation allowance reduction through other comprehensive income (loss).

In 2023, we concluded that we were not more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward, and we recorded a $33 million valuation allowance detriment through income from continuing operations and an additional $1 million valuation allowance increase through other comprehensive income (loss). Our conclusion was based upon Internal Revenue Notices 2023-55 and 2023-80, both issued in 2023 (the "Notices"), which provide taxpayers relief in determining whether a foreign tax meets the definition of a foreign income tax as required under final foreign tax credit regulations the U.S. Treasury published in the Federal Register on January 4, 2022. The Notices provide relief for foreign taxes paid in any taxable year beginning on or after December 28, 2021, and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We determined a significant amount of the post-2021 foreign withholding taxes will now be eligible for U.S. foreign income tax credit treatment and therefore our U.S. operations will annually be generating new foreign tax credits which should be creditable in the year generated. As a result, we no longer expect to be able to utilize a substantial amount of our foreign tax credit carryforwards to offset future tax prior to their expiration.

Additionally, we concluded that we were more-likely-than-not to realize certain state deferred tax assets, and, as a result, we recorded a $4 million valuation allowance benefit through income from continuing operations.

We used various estimates and assumptions to evaluate the need for the valuation allowance in the U.S. These included

- projected revenues and operating income for our U.S. entities,
- projected royalties and management fees paid to U.S. entities from subsidiaries outside the U.S.,
- projected Net CFC Tested Income ("NCTI") inclusion in our U.S. taxable income,
- estimated required contributions to our U.S. retirement plans,
- the estimated impact of U.S. tax reform and other U.S. tax legislation, and
- interest rates on projected U.S. borrowings.

Our projections assumed continued growth of our revenues and operating profit both in the U.S. and outside the U.S. Had we used different assumptions, we might have made different conclusions about the need for valuation allowances. For example, if we did not have growth in either the U.S. or non-U.S. jurisdictions with respect to the NCTI inclusions or using different assumptions, we might have concluded that we require a full valuation allowance offsetting our U.S. deferred tax assets.

Non-U.S. Deferred Tax Assets

In 2025, we recognized a tax benefit of $1 million through income from continuing operations from a change in judgment about the need for valuation allowances for deferred tax assets in certain non-U.S. jurisdictions. In 2024, we recognized a tax expense of $1 million through income from continuing operations from a change in judgment about the need for valuation allowances for deferred tax assets in certain non-U.S. jurisdictions.

Business Acquisitions

Accounting Policy

In the three years ended December 31, 2025, we have completed multiple business acquisitions. When we acquire a controlling interest in an entity that is determined to meet the definition of a business, we apply the acquisition method described in FASB ASC Topic 805, *Business Combinations*. Using the acquisition method, we allocate the total purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. Any excess purchase price over the fair value of the assets acquired and the liabilities assumed is recognized as goodwill.

Application of Accounting Policy

The purchase price allocation process requires us to make significant estimates and assumptions, primarily related to intangible assets. The allocation of the purchase consideration transferred may be subject to revision based on the final determination of fair values during the measurement period. We use all available information to make these fair value determinations and, for material business acquisitions, we engage an outside valuation specialist to assist in the fair value determination of the acquired intangible assets.

We typically use an income method to estimate the fair value of intangible assets, which is based primarily on future cash flow projections. The forecasted cash flows also reflect significant assumptions related to expected customer attrition rates, revenue growth rates, market participant synergies and discount rates applied to the cash flows. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions. The estimated fair values assigned to assets acquired and liabilities assumed in a purchase price allocation can have a significant effect on future results of operations. For example, a higher fair value assigned to intangible assets results in higher amortization expense, which results in lower net income.

Goodwill, Other Intangible Assets and Property and Equipment Valuations

Accounting Policy

At December 31, 2025, we had property and equipment of $1,130.5 million, goodwill of $1,515.3 million and other intangible assets of $385.2 million, net of accumulated depreciation and amortization. We review these assets for possible impairment using the guidance in FASB ASC Topic 350, *Intangibles - Goodwill and Other*, for goodwill and other intangible assets and FASB ASC Topic 360, *Property, Plant and Equipment*, for property and equipment. Our review for impairment requires the use of significant judgments about the future performance of our operating subsidiaries. Due to the many variables inherent in the estimates of the fair value of these assets, differences in assumptions could have a material effect on the impairment analyses.

Goodwill

We review goodwill for impairment annually and whenever events or circumstances make it more-likely-than-not that impairment may have occurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

Under U.S. GAAP, the annual impairment test may be either a quantitative test or a qualitative assessment. The qualitative assessment can be performed in order to determine whether facts and circumstances support a determination that reporting unit fair values are greater than their carrying values.

For our annual impairment test, we performed a qualitative assessment on these reporting units as of October 1, 2025. Factors considered in the qualitative assessment included, among other things, macroeconomic conditions, industry and market conditions, financial performance of the reporting unit, and other relevant entity and reporting unit considerations. Based on the results of the qualitative assessment, we determined that it was not more-likely-than-not that the carrying value of our reporting units exceeded their fair value. As such, we determined that a quantitative assessment was not necessary. Adverse changes in these factors could result in future impairment.

Finite-lived Intangible Assets and Property and Equipment

We review finite-lived intangible assets and property and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. To determine whether impairment has occurred, we compare estimates of the future undiscounted net cash flows of groups of assets to their carrying value.

Estimates of Future Cash Flows

We made significant assumptions when preparing financial projections of cash flow used in our impairment analyses, including assumptions of future results of operations including revenue growth rate and operating income over the forecast period, capital requirements, income taxes, long-term growth rates for determining terminal value, and discount rates. Our projections assumed continued growth of our revenues and operating profit both in the U.S. and outside the U.S. Our conclusions regarding asset impairment may have been different if we had used different assumptions.

Retirement and Postemployment Benefit Obligations

We provide benefits through defined benefit pension plans and retiree medical benefit plans and under statutory requirements.

Accounting Policy

We account for pension and other retirement benefit obligations under FASB ASC Topic 715, *Compensation – Retirement Benefits*. We account for postemployment benefit obligations, including workers' compensation obligations, under FASB ASC Topic 712, *Compensation – Nonretirement Postemployment Benefits*.

To account for these benefits, we make assumptions of expected return on assets, discount rates, inflation, demographic factors and changes in the laws and regulations covering the benefit obligations. Because of the inherent volatility of these items and because the obligations are significant, changes in the assumptions could have a material effect on our liabilities and expenses related to these benefits.

Our most significant retirement plans include our primary U.S. pension plan and the retiree medical plans of our former coal business that were collectively bargained with the United Mine Workers of America (the "UMWA"). The critical accounting estimates that determine the carrying values of liabilities and the resulting annual expense are discussed below.

Application of Accounting Policy

Discount Rate Assumptions
For plans accounted under FASB ASC Topic 715, we discount estimated future payments using discount rates based on market conditions at the end of the year. In general, our liability changes in an inverse relationship to interest rates. That is, the lower the discount rate, the higher the associated plan obligation.

U.S. Plans
For our largest retirement plans, including the primary U.S. pension and UMWA plans and Black Lung obligations, we derive the discount rates used to measure the present value of benefit obligations using the cash flow matching method. Under this method, we compare the plan's projected payment obligations by year with the corresponding yields on a Mercer yield curve. Each year's projected cash flows are then discounted back to their present value at the measurement date and an overall discount rate is determined. The overall discount rate is then rounded to the nearest tenth of a percentage point.

We used Mercer's Above-Mean Curve to determine the discount rates for retirement cost and the year-end benefit obligation. To derive the Above-Mean Curve, Mercer uses only those bonds with a yield higher than the mean yield of the same portfolio of high quality bonds. The Above-Mean Curve reflects the way an active investment manager would select high-quality bonds to match the cash flows of the plan.

Non-U.S. Plans
We use the same cash flow matching method to derive the discount rates for our major non-U.S. retirement plans. Where the cash flow matching method is not possible, rates of local high-quality long-term government bonds are used to estimate the discount rate.

The discount rates for the primary U.S. pension plan, UMWA retiree medical plans and Black Lung obligations were:

	Primary U.S. Plan			UMWA Plans			Black Lung		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Discount rate:									
Retirement cost	**5.6 %**	5.1 %	5.4 %	**5.6 %**	5.1 %	5.4 %	**5.5 %**	5.1 %	5.4 %
Benefit obligation at year end	**5.4 %**	5.6 %	5.1 %	**5.3 %**	5.6 %	5.1 %	**5.2 %**	5.5 %	5.1 %

Sensitivity Analysis
The discount rate we select at year end materially affects the valuations of plan obligations at year end and the calculations of net periodic expenses for the following year. The tables below compare hypothetical plan obligation valuations for our largest plans as of December 31, 2025, actual expenses for 2025 and projected expenses for 2026 assuming we had used discount rates that were one percentage point lower or higher.

Plan Obligations at December 31, 2025

(In millions)	Hypothetical 1% lower	**Actual**	Hypothetical 1% higher
Primary U.S. pension plan	$ 624.2	**568.3**	520.7
UMWA plans	201.0	**185.2**	171.4

Actual 2025 and Projected 2026 Expense (Income)

(In millions, except for percentages)		Hypothetical sensitivity analysis for discount rate assumption			Hypothetical sensitivity analysis for discount rate assumption	
	Actual	1% lower	1% higher	Projected	1% lower	1% higher
Years Ending December 31,	**2025**	2025	2025	2026	2026	2026
Primary U.S. pension plan						
Discount rate assumption	**5.6 %**	4.6 %	6.6 %	5.4 %	4.4 %	6.4 %
Retirement cost	**$ (8.3)**	(2.6)	(11.3)	$ 1.3	5.4	(2.3)
UMWA plans						
Discount rate assumption	**5.6 %**	4.6 %	6.6 %	5.3 %	4.3 %	6.3 %
Retirement cost	**$ (8.1)**	(7.7)	(8.5)	$ (3.7)	(3.3)	(4.1)

Expected-Return-on-Assets Assumption

Our expected-return-on-assets assumption, which materially affects our net periodic benefit cost, reflects the long-term average rate of return we expect the plan assets to earn. We select the expected-return-on-assets assumption using advice from our investment advisor considering each plan's asset allocation targets and expected overall investment manager performance and a review of the most recent long-term historical average compounded rates of return, as applicable. We selected 7.00% as the expected-return-on-assets assumption for our primary U.S. pension plan and 8.00% for our UMWA retiree medical plans for actual 2025 expense. We selected 6.25% as the expected-return-on-assets assumption for our primary U.S. pension plan and 8.00% for our UMWA retiree medical plans for projected 2026 expense.

Sensitivity Analysis

Effect of using different expected-rate-of-return assumptions. Our 2025 and projected 2026 expense would have been different if we had used different expected-rate-of-return assumptions. For every hypothetical change of one percentage point in the assumed long-term rate of return on plan assets (and holding other assumptions constant), our actual 2025 and projected 2026 expense would be as follows:

(In millions, except for percentages)		Hypothetical sensitivity analysis for expected-return-on asset assumption			Hypothetical sensitivity analysis for expected-return-on asset assumption	
	Actual	1% lower	1% higher	Projected	1% lower	1% higher
Years Ending December 31,	**2025**	2025	2025	2026	2026	2026
Expected-return-on-asset assumption						
Primary U.S. pension plan	**7.00 %**	6.00 %	8.00 %	6.25 %	5.25 %	7.25 %
UMWA plans	**8.00 %**	7.00 %	9.00 %	8.00 %	7.00 %	9.00 %
Primary U.S. pension plan	**$ (8.3)**	(1.9)	(14.7)	$ 1.3	7.3	(4.7)
UMWA plans	**(8.1)**	(7.0)	(9.4)	(3.7)	(2.5)	(4.9)

Effect of improving or deteriorating actual future market returns. Our funded status at December 31, 2026, and our 2027 expense will be different from currently projected amounts if our projected 2026 returns are better or worse than the returns we have assumed for each plan.

			Hypothetical sensitivity analysis of 2026 asset return better or worse than expected	
(In millions, except for percentages)				
Years Ending December 31,		Projected	Better return	Worse return
Return on investments in 2026				
Primary U.S. pension plan		6.25 %	12.50 %	— %
UMWA plans		8.00 %	16.00 %	— %
Projected Funded Status at December 31, 2026				
Primary U.S. pension plan	$	34	70	(2)
UMWA plans		(55)	(45)	(65)
2027 Expense[(a)]				
Primary U.S. pension plan	$	7	6	9
UMWA plans		(4)	(6)	(2)

(a)   Actual future returns on investments will not affect our earnings until 2027 since the earnings in 2026 will be based on the "expected return on assets" assumption.

Effect of using fair market value of assets to determine expense. For our defined-benefit pension plans, we calculate expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. In addition, our plan asset actuarial gains and losses that are subject to amortization are based on the market-related value.

The market-related value of the plan assets is different from the actual or fair market value of the assets. The actual or fair market value is, at a point in time, the value of the assets that is available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair value from the expected value on a straight-line basis over five years. This recognition method spreads the effects of year-over-year volatility in the financial markets over several years.

Our expenses related to our primary U.S. pension plan would have been different if our accounting policy were to use the fair market value of plan assets instead of the market-related value to recognize investment gains and losses.

(In millions)	Based on market-related value of assets			Hypothetical[(a)]		
	Actual	Projected	Projected			
Years Ending December 31,	**2025**	2026	2027	2025	2026	2027
Primary U.S. pension plan expense	$ (8.3)	1.3	7.2 $	7.9	4.9	3.9

(a)   Assumes that our accounting policy was to use the fair market value of assets instead of the market-related value of assets to determine our expense related to our primary U.S. pension plan.

For our UMWA plans, we calculate expected investment returns by applying the expected long-term rate of return to the fair market value of the assets at the beginning of the year. This method is likely to cause the expected return on assets, which is recorded in earnings, to fluctuate more than had we used the accounting methodology of our defined-benefit pension plans.

Medical Inflation Assumption
We estimate the trend in healthcare cost inflation to predict future cash flows related to our retiree medical plans. Our assumption is based on recent plan experience and industry trends.

For the UMWA plans, our largest retiree medical plans, we have assumed a medical inflation rate of 7.0% for 2026, and we project this rate to decline to 5% in 2034 and hold at 5% thereafter. Our overall medical inflation rate assumption, including the assumption that medical inflation rates will gradually decline over the next nine years and hold at 5%, is based on macroeconomic assumptions of gross domestic growth rates, the excess of national health expenditures over other goods and services, and population growth. Our assumption of a medical inflation rate of 7.0% for 2026 is based on the above-described factors, combined with our recent actual experience.

Workers' Compensation
Besides the effects of changes in medical costs, workers' compensation costs are affected by the severity and types of injuries, changes in state and federal regulations and their application and the quality of programs which assist an employee's return to work. Our liability for future payments for workers' compensation claims is evaluated annually with the assistance of an actuary.

Numbers of Participants

Mortality tables. We use the Society of Actuaries base mortality tables for private sector plans, Pri-2012, and the Mercer modified MP-2021 projection scale, with a Blue Collar adjustment factor for the majority of our U.S. retirement plans and a White Collar adjustment factor for our nonqualified U.S. pension plan.

Number of participants. The number of participants by major plan in the past five years is as follows:

Plan	Number of participants				
	2025	2024	2023	2022	2021
UMWA plans	**2,000**	2,200	2,400	2,500	2,700
Black Lung	**500**	700	700	800	800
U.S. pension	**10,200**	10,300	10,500	10,700	10,800

Because we are no longer operating in the coal industry, we anticipate that the number of participants in the UMWA retirement medical plan will decline over time due to mortality. Because the U.S. pension plan has been frozen, the number of its participants will also decline over time.

Foreign Currency Translation

The majority of our subsidiaries outside the U.S. conduct business in their local currencies. Our financial results are reported in U.S. dollars, which include the results of these subsidiaries.

Accounting Policy

Our accounting policy for foreign currency translation is different depending on whether the economy in which our foreign subsidiary operates has been designated as highly inflationary. Economies with a three-year cumulative inflation rate of more than 100% are considered highly inflationary. Subsequent reductions in cumulative inflation rates below 100% do not change the method of translation unless the reduction is deemed to be other than temporary.

Non-Highly Inflationary Economies
Assets and liabilities of foreign subsidiaries in non-highly inflationary economies are translated into U.S. dollars using rates of exchange at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses are recorded in net income.

Highly Inflationary Economies
Foreign subsidiaries that operate in highly inflationary countries must use the reporting currency (the U.S. dollar) as the functional currency. Local-currency monetary assets and liabilities are remeasured into dollars each balance sheet date, with remeasurement adjustments and other transaction gains and losses recognized in earnings. Other than nonmonetary equity and available-for-sale debt securities, nonmonetary assets and liabilities do not fluctuate with changes in local currency exchange rates to the dollar. For nonmonetary equity securities traded in highly inflationary economies, the fair market value of the equity securities are remeasured at the current exchange rates to determine gain or loss to be recorded in net income. For nonmonetary available-for-sale debt securities traded in highly inflationary economies, the fair market value of these debt securities are remeasured at the current exchange rates, with changes recorded in the gains (losses) on available-for-sale securities component of accumulated other comprehensive income (loss). We reclassify amounts from accumulated other comprehensive income (loss) into earnings when these debt securities are sold.

Application of Accounting Policy

Argentina
We operate in Argentina through wholly owned subsidiaries and a smaller controlled subsidiary (together "Brink's Argentina"). The operating environment in Argentina continues to present business challenges, including ongoing devaluation of the Argentine peso and significant inflation.

Beginning July 1, 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, we consolidated Brink's Argentina using our accounting policy for subsidiaries operating in highly inflationary economies beginning with the third quarter of 2018. Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date using the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings.

At December 31, 2025, Argentina's economy remained highly inflationary for accounting purposes. In April 2025, the Argentine government announced economic policy changes, including the removal of certain currency controls. The official exchange rate is allowed to fluctuate within a moving range.

Brink's management continues to provide guidance and strategic oversight, including budgeting and forecasting for Brink's Argentina. We continue to control our Argentina business for purposes of consolidation of our financial statements and continue to monitor the situation in Argentina. See Note 1 for more details.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We currently serve customers in more than 100 countries, including 51 countries where we operate subsidiaries. These operations expose us to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. These financial exposures are monitored and managed by us as an integral part of our overall risk management program.

We may periodically use various derivative and non-derivative financial instruments, as discussed below, to hedge our interest rate and foreign currency exposures when appropriate. The risk that counterparties to these instruments may be unable to perform is minimized by limiting the counterparties used to major financial institutions with investment grade credit ratings. We do not expect to incur a loss from the failure of any counterparty to perform under the agreements. We do not use derivative financial instruments for purposes other than hedging underlying financial exposures.

The sensitivity analyses discussed below for the market risk exposures were based on the facts and circumstances in effect at December 31, 2025. Actual results will be determined by a number of factors that are not under management's control and could vary materially from those disclosed.

Interest Rate Risk

We use both fixed and floating rate debt and leases to finance our operations. Floating rate obligations, including both the term loan facility and the revolving credit facility under our senior secured credit facility, expose us to fluctuations in cash flows due to changes in the general level of interest rates. Fixed rate obligations, including our senior unsecured notes, are subject to fluctuations in fair values as a result of changes in interest rates.

Our floating rate debt typically is based on an underlying floating rate component as well as a fixed rate margin component. Based on the contractual interest rates on our floating rate debt at December 31, 2025, a hypothetical 10% increase in rates would increase cash outflows by approximately $7.7 million over a twelve-month period. In other words, the weighted-average interest rate on our floating rate instruments (including any fixed rate margin component) was 4.81% per annum at December 31, 2025. If the underlying floating rate component were to increase by 10%, our average rate on this debt would increase by 0.37 percentage points to 5.18%. The effect on the fair values of our cumulative $1.4 billion of unsecured senior notes of a hypothetical 10% decrease in the yield curve from year-end 2025 levels would result in a $27.5 million increase in the fair value of our unsecured senior notes.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations on the results of all of our foreign operations. Our foreign operations generally use local currencies to conduct business, but their results are reported in U.S. dollars.

We are also exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of our domestic and foreign operations. To mitigate these exposures, we enter into foreign currency forward and swap contracts from time to time. At December 31, 2025, the notional value of our shorter outstanding foreign currency forward and swap contracts was $982 million with average contract maturities of approximately one month. These contracts primarily offset exposures in the euro, the Mexican peso, and the British pound. Additionally, these contracts are not designated as hedges for accounting purposes, and accordingly, changes in their fair value are recorded immediately in earnings.

We have entered into cross currency swaps to hedge a portion of our net investments in certain of our subsidiaries with euro functional currency. At December 31, 2025, the notional value of these cross currency swaps contracts was $400 million with a weighted-average remaining maturity of 0.3 years for the cross currency swaps maturing in May 2026 and a remaining weighted average maturity of 4.8 years for the cross currency swaps maturing in April 2031. The effect on the fair value of these cross currency swaps of a hypothetical 10% appreciation in the forward May 2026 euro exchange rate and a hypothetical 10% appreciation in the forward April 2031 euro exchange rate from year-end 2025 levels would result in a $44.0 million change in fair values, changing the December 31, 2025 net liability of $60.4 million to a net liability of $104.4 million.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from the 2025 levels against all other currencies of countries in which we have continuing operations are as follows:

(In millions)	Hypothetical Effects Increase/ (decrease)
Effect on Earnings:	
Translation of 2025 earnings into U.S. dollars	$ (48.5)
Transaction gains (losses)[a]	(2.2)
Effect on Other Comprehensive Income (Loss):	
Translation of net assets of foreign subsidiaries [a]	(164.1)

(a) Net of outstanding foreign currency swap and forward contracts.

The hypothetical foreign currency effects above detail the consolidated effect attributable to Brink's of a simultaneous change in the value of a large number of foreign currencies relative to the U. S. dollar. The foreign currency exposure effect related to a change in an individual currency could be significantly different.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE BRINK'S COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Brink's Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Brink's Company and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of Audit Evidence over Revenue

As discussed in Note 2 to the Company's consolidated financial statements, the Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The Company's operations are disbursed among many countries. The Company recorded $5,261.2 million of revenue for the year ended December 31, 2025.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence over revenue, including determining the locations for which procedures were performed, because of the geographical dispersion of the Company's revenue generating activities.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the locations for which those procedures were to be performed. At each Company location for which procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue process. For a sample of revenue transactions, we compared the amounts recognized by the Company to relevant underlying documentation such as contracts with customers and cash receipts, or other third-party evidence. At one location, we also performed a software-assisted data analysis to test relationships among certain revenue transactions. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

/s/ KPMG LLP
We have served as the Company's auditor since 2020.

Richmond, Virginia
February 26, 2026

THE BRINK'S COMPANY
and subsidiaries

Consolidated Balance Sheets

(In millions, except for per share amounts)		December 31, 2025	December 31, 2024
ASSETS			
Current assets:			
Cash and cash equivalents	$	1,725.9	1,395.3
Restricted cash		541.0	445.1
Accounts receivable (net of allowance: 2025 - $20.6; 2024 - $24.5)		766.0	733.5
Prepaid expenses and other		296.1	314.0
Total current assets		3,329.0	2,887.9
Right-of-use assets, net		388.7	354.9
Property and equipment (net of accumulated depreciation and amortization: 2025 - $1,886.2; 2024 - $1,633.2)		1,130.5	982.7
Goodwill		1,515.3	1,434.9
Other intangibles (net of accumulated amortization: 2025 - $368.3; 2024 - $321.3)		385.2	422.3
Deferred income taxes		237.3	239.2
Other		353.2	301.2
Total assets	$	7,339.2	6,623.1
LIABILITIES AND EQUITY			
Current liabilities:			
Short-term borrowings	$	241.1	149.3
Current maturities of long-term debt		163.1	141.7
Accounts payable		319.3	316.6
Accrued liabilities		1,180.2	1,058.1
Restricted cash held for customers		294.2	232.7
Total current liabilities		2,197.9	1,898.4
Long-term debt		3,810.1	3,605.2
Accrued pension costs		147.8	122.5
Retirement benefits other than pensions		120.4	111.5
Lease liabilities		310.2	278.6
Deferred income taxes		66.5	62.8
Other		279.0	231.6
Total liabilities	$	6,931.9	6,310.6
Commitments and contingent liabilities (notes 4, 5, 14, 16, and 22)			
Equity:			
The Brink's Company ("Brink's") shareholders:			
Common stock, par value $1 per share:			
Shares authorized: 100.0			
Shares issued and outstanding: 2025 - 41.1; 2024 - 42.9		41.1	42.9
Capital in excess of par value		632.1	660.7
Retained earnings		270.1	285.4
Accumulated other comprehensive income (loss):			
Benefit plan adjustments		(267.0)	(260.4)
Foreign currency translation		(406.8)	(556.7)
Unrealized losses on available-for-sale securities		(0.9)	(3.3)
Unrealized gains on cash flow hedges		9.1	16.3
Accumulated other comprehensive loss		(665.6)	(804.1)
Brink's shareholders		277.7	184.9
Noncontrolling interests		129.6	127.6
Total equity		407.3	312.5
Total liabilities and equity	$	7,339.2	6,623.1

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

Consolidated Statements of Operations

(In millions, except for per share amounts)		Years Ended December 31,		
		2025	2024	2023
Revenues	$	**5,261.2**	5,011.9	4,874.6
Costs and expenses:				
Cost of revenues		**3,903.2**	3,743.1	3,707.1
Selling, general and administrative expenses		**778.0**	834.5	688.1
Total costs and expenses		**4,681.2**	4,577.6	4,395.2
Other operating income (expense)		**5.5**	18.7	(54.2)
Operating profit		**585.5**	453.0	425.2
Interest expense		**(245.5)**	(235.4)	(203.8)
Interest and other nonoperating income (expense)		**13.9**	48.7	14.4
Income from continuing operations before tax		**353.9**	266.3	235.8
Provision for income taxes		**143.3**	92.7	139.2
Income from continuing operations		**210.6**	173.6	96.6
Income (loss) from discontinued operations, net of tax		**(0.4)**	1.1	1.7
Net income		**210.2**	174.7	98.3
Less net income attributable to noncontrolling interests		**10.5**	11.8	10.6
Net income attributable to Brink's	$	**199.7**	162.9	87.7
Amounts attributable to Brink's:				
Continuing operations	$	**200.1**	161.8	86.0
Discontinued operations		**(0.4)**	1.1	1.7
Net income attributable to Brink's	$	**199.7**	162.9	87.7
Earnings (loss) per share attributable to Brink's common shareholders[a]:				
Basic:				
Continuing operations	$	**4.74**	3.65	1.86
Discontinued operations		**(0.01)**	0.03	0.04
Net income		**4.73**	3.68	1.90
Diluted:				
Continuing operations	$	**4.70**	3.61	1.83
Discontinued operations		**(0.01)**	0.03	0.04
Net income		**4.69**	3.63	1.87
Weighted-average shares				
Basic		**42.2**	44.3	46.2
Diluted		**42.5**	44.8	46.9

(a) Amounts may not add due to rounding.

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(In millions)		2025	2024	2023
		Years Ended December 31,		
Net income	$	**210.2**	174.7	98.3
Net benefit plan adjustments:				
Net benefit plan actuarial adjustment		**(1.1)**	74.5	(3.9)
Net benefit plan prior service adjustment		**(9.8)**	(18.0)	(11.8)
Net deferred profit sharing adjustment		**1.7**	(0.6)	0.4
Total benefit plan adjustments		**(9.2)**	55.9	(15.3)
Net foreign currency translation adjustment		**144.4**	(183.7)	58.2
Net change on available-for-sale securities		**3.4**	(6.7)	4.2
Net change on cash flow hedges		**(8.0)**	(2.1)	(9.4)
Other comprehensive income (loss) before tax		**130.6**	(136.6)	37.7
Provision (benefit) for income taxes		**(13.1)**	12.0	(4.5)
Other comprehensive income (loss)		**143.7**	(148.6)	42.2
Comprehensive income		**353.9**	26.1	140.5
Less comprehensive income attributable to noncontrolling interests		**15.5**	11.3	8.3
Comprehensive income attributable to Brink's	$	**338.4**	14.8	132.2

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity

Years Ended December 31, 2025, 2024 and 2023

(In millions)	Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	AOCI*	Noncontrolling Interests	Total
Balance as of December 31, 2022	46.3 $	46.3	684.1	417.2	(700.5)	123.1	570.2
Net income	—	—	—	87.7	—	10.6	98.3
Other comprehensive income (loss)	—	—	—	—	44.5	(2.3)	42.2
Shares repurchased[(a)]	(2.3)	(2.3)	(38.9)	(132.1)	—	—	(173.3)
Dividends to:							
Brink's common shareholders ($0.8600 per share)	—	—	—	(39.6)	—	—	(39.6)
Noncontrolling interests	—	—	—	—	—	(7.7)	(7.7)
Share-based compensation:							
Stock options and awards:							
Compensation expense	—	—	32.1	—	—	—	32.1
Other share-based benefit transactions	0.5	0.5	(1.7)	(0.2)	—	—	(1.4)
Acquisitions of noncontrolling interests[(b)]	—	—	0.3	—	—	(0.9)	(0.6)
Balance as of December 31, 2023	44.5	44.5	675.9	333.0	(656.0)	122.8	520.2
Net income	—	—	—	162.9	—	11.8	174.7
Other comprehensive loss	—	—	—	—	(148.1)	(0.5)	(148.6)
Shares repurchased[(a)]	(2.1)	(2.1)	(34.6)	(168.5)	—	—	(205.2)
Dividends to:							
Brink's common shareholders ($0.9475 per share)	—	—	—	(41.8)	—	—	(41.8)
Noncontrolling interests	—	—	—	—	—	(6.1)	(6.1)
Share-based compensation:							
Stock options and awards:							
Compensation expense	—	—	36.5	—	—	—	36.5
Other share-based benefit transactions	0.5	0.5	(17.3)	(0.2)	—	—	(17.0)
Acquisitions of noncontrolling interests[(b)]	—	—	0.2	—	—	(0.4)	(0.2)
Balance as of December 31, 2024	42.9	42.9	660.7	285.4	(804.1)	127.6	312.5
Net income	—	—	—	199.7	—	10.5	210.2
Other comprehensive income	—	—	—	—	138.7	5.0	143.7
Shares repurchased[(a)]	(2.2)	(2.2)	(35.7)	(172.7)	—	—	(210.6)
Dividends to:							
Brink's common shareholders ($1.0075 per share)	—	—	—	(42.3)	—	—	(42.3)
Noncontrolling interests	—	—	—	—	—	(6.5)	(6.5)
Share-based compensation:							
Stock options and awards:							
Compensation expense	—	—	26.0	—	—	—	26.0
Consideration from exercise of stock options	—	—	0.6	—	—	—	0.6
Other share-based benefit transactions	0.4	0.4	(20.1)	—	—	—	(19.7)
Acquisitions of noncontrolling interests[(b)]	—	—	0.6	—	(0.2)	(7.0)	(6.6)
Balance as of December 31, 2025	41.1 $	41.1	632.1	270.1	(665.6)	129.6	407.3

(a) Amounts do not agree to cash paid to repurchase shares in the consolidated statements of cash flows or Note 18. The difference is due to the timing of the cash settlements for shares repurchased near the end of the year plus the accrual of liabilities to pay excise taxes resulting from share repurchases.

(b) These amounts represent the impact of transactions in which we acquired or disposed of noncontrolling ownership interests in certain companies where we had an existing controlling interest prior to and after the related acquisition or disposal transactions.

Accumulated other comprehensive income (loss)

See accompanying notes to consolidated financial statements.

THE BRINK'S COMPANY
and subsidiaries
Consolidated Statements of Cash Flows

(In millions)		Years Ended December 31,		
		2025	2024	2023
Cash flows from operating activities:				
Net income	$	**210.2**	174.7	98.3
Adjustments to reconcile net income to net cash provided by operating activities:				
(Income) loss from discontinued operations, net of tax		**0.4**	(1.1)	(1.7)
Depreciation and amortization		**290.8**	293.3	275.8
Share-based compensation expense		**26.0**	36.5	32.1
Deferred income taxes		**21.3**	(18.0)	22.7
(Gain) loss on marketable securities, sale of property and equipment and derivatives		**23.3**	(15.5)	10.9
Impairment losses		**8.7**	4.8	10.3
Retirement benefit funding (more) less than expense:				
Pension		**(2.1)**	(6.1)	(10.2)
Other than pension		**(6.6)**	(8.1)	(5.5)
Unrealized foreign currency (gains) losses		**10.1**	(41.8)	79.1
Other operating		**(0.5)**	16.0	26.1
Changes in operating assets and liabilities, net of effects of acquisitions:				
(Increase) decrease in accounts receivable and income taxes receivable		**(1.5)**	15.6	69.0
Increase (decrease) in accounts payable, income taxes payable and accrued liabilities		**(6.4)**	122.4	(36.3)
Increase (decrease) in restricted cash held for customers		**46.1**	(42.9)	59.5
Increase (decrease) in customer obligations		**16.5**	(77.7)	66.0
(Increase) decrease in prepaid and other current assets		**15.8**	(15.5)	24.6
Other		**(12.6)**	(10.6)	(18.3)
Net cash provided by operating activities		**639.5**	426.0	702.4
Cash flows from investing activities:				
Capital expenditures		**(203.1)**	(222.5)	(202.7)
Acquisitions, net of cash acquired		**(6.0)**	(19.1)	(1.5)
Dispositions, net of cash disposed		—	—	1.1
Marketable securities:				
Purchases		**(123.2)**	(71.8)	(134.7)
Sales		**135.1**	57.2	150.4
Cash proceeds from sale of property and equipment		**18.5**	29.2	18.4
Net change in loans held for investment		**7.0**	7.1	(11.1)
Net change in economic hedges		**(22.1)**	4.0	—
Other		**(8.6)**	(0.3)	(0.6)
Discontinued operations		—	—	0.9
Net cash used in investing activities		**(202.4)**	(216.2)	(179.8)
Cash flows from financing activities:				
Borrowings (repayments) of debt:				
Short-term borrowings		**78.1**	12.9	98.6
Long-term revolving credit facilities:				
Borrowings		**18,103.2**	12,857.3	9,265.7
Repayments		**(17,886.2)**	(12,865.0)	(9,273.8)
Other long-term debt:				
Borrowings		**43.9**	847.4	25.4
Repayments		**(164.0)**	(527.4)	(97.1)
Acquisition of noncontrolling interests		**(6.6)**	(0.2)	(0.6)
Cash paid for acquisition related settlements and obligations		—	(0.8)	(11.1)
Debt financing costs		**(1.0)**	(10.6)	—
Repurchase shares of Brink's common stock		**(209.4)**	(203.6)	(169.9)
Dividends to:				
Shareholders of Brink's		**(42.3)**	(41.8)	(39.6)
Noncontrolling interests in subsidiaries		**(6.5)**	(6.1)	(7.7)
Proceeds from exercise of stock options		**0.6**	—	—
Tax withholdings associated with share-based compensation		**(21.6)**	(18.6)	(8.0)
Other		**(2.3)**	(1.3)	11.0
Net cash provided by (used in) financing activities		**(114.1)**	42.2	(207.1)
Effect of exchange rate changes on cash		**103.5**	(95.2)	(42.4)
Cash, cash equivalents and restricted cash:				
Increase		**426.5**	156.8	273.1
Balance at beginning of period		**1,840.4**	1,683.6	1,410.5
Balance at end of period	$	**2,266.9**	1,840.4	1,683.6

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation

The Brink's Company (along with its subsidiaries, "we," "our," "Brink's" or the "Company"), based in Richmond, Virginia, is a leading provider of cash and valuables management, digital retail solutions ("DRS"), and ATM managed services ("AMS") to financial institutions, retailers, government agencies, mints, jewelers and other commercial operations around the world. Brink's is the oldest and largest secure transportation and cash management services company in the U.S., and a market leader in many other countries.

Consolidation

The consolidated financial statements include our controlled subsidiaries. Control is determined based on ownership rights or, when applicable, based on whether we are considered to be the primary beneficiary of a variable interest entity. See "Venezuela" section below for further information. For controlled subsidiaries that are not wholly-owned, the noncontrolling interests are included in net income and in total equity.

Investments in businesses that we do not control, but for which we have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method and our proportionate share of income or loss is recorded in other operating income (expense). Investments in businesses for which we do not have the ability to exercise significant influence over operating and financial policies are accounted for at fair value, if readily determinable, with changes in fair value recognized in net income. For equity investments that do not have a readily determinable fair value, we measure these investments at cost minus impairment, if any, plus or minus changes from observable price changes. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when services related to cash and valuables management, DRS, and AMS are performed. We assess our customers' ability to meet contractual terms, including payment terms, before entering into contracts. Taxes collected from customers and remitted to governmental authorities are not included in revenues in the consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less. Cash and cash equivalents include amounts held by certain of our secure cash management services operations for customers for which, under local regulations, the title transfers to us for a short period of time. The cash is generally credited to customers' accounts the following day and we do not consider it as available for general corporate purposes in the management of our liquidity and capital resources. We record a liability for the amounts owed to customers (see Note 12).

Restricted Cash

Cash that is held for a specific purpose and is not available for immediate or general business use due to external restrictions is classified in our consolidated balance sheets as restricted cash. In Malaysia, we offer ATM replenishment services to certain of our financial institution customers. Providing this service requires our Malaysia subsidiary to take temporary title to the cash received in advance of ATM replenishment. The cash for which we have temporary title is restricted and cannot be used for any other purpose other than to service our customers who participate in this service offering. In France, we offer services to certain of our customers where we manage some or all of their cash supply chains. In connection with this offering, we take temporary title to certain customers' cash, which is included as restricted cash in our financial statements due to customer agreement or regulation. In addition, in accordance with a revolving credit facility, we are required to maintain a restricted cash reserve and, due to this contractual restriction, we have classified these amounts as restricted cash (see Note 19).

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We assess the collectability of our receivables on a pool basis, which we aggregate by geographical location. We determine historical loss rates for each pool and these historical loss rates represent the primary assumption used in estimating the allowance for doubtful accounts. We monitor the aging of accounts receivable by country along with any significant economic events to identify any current or expected trends and risks within a pool that could impact the collectability of receivables that were not contemplated or relevant during a previous period. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Right-of-Use Assets

For operating leases, right-of-use assets (and related lease liabilities) are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. See Note 16 for further information.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of individual assets or classes of assets.

Leased property and equipment meeting financing lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Amortization is calculated on the straight-line method based on the lease term. See Note 16 for further information.

Leasehold improvements are recorded at cost. Amortization is calculated principally on the straight-line method over the lesser of the estimated useful life of the leasehold improvement or the lease term. Renewal periods are included in the lease term when the renewal is determined to be reasonably assured.

Part of the costs related to the development or purchase of internal-use software is capitalized and amortized over the estimated useful life of the software. Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs, including compensation and employee benefits for employees directly associated with a software development project.

Estimated Useful Lives	Years
Buildings	25
Building leasehold improvements	Lesser of Lease Term or 10
Vehicles	3 to 8
Capitalized software	5
Other machinery and equipment	3 to 10

Expenditures for routine maintenance and repairs on property and equipment are charged to expense. Major renewals, betterments and modifications are capitalized and depreciated over the lesser of the remaining life of the asset or, if applicable, the lease term.

Goodwill and Other Intangible Assets

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Intangible assets arising from business acquisitions include customer lists, customer relationships, developed technology, covenants not to compete, trademarks and other identifiable intangibles. At December 31, 2025, finite-lived intangible assets have remaining useful lives ranging from 1 to 11 years and are amortized based on the pattern in which the economic benefits are used or on a straight-line basis.

Impairment of Goodwill and Long-Lived Assets

Goodwill is not amortized but is tested for impairment at least annually, as of October 1, and whenever events or circumstances in interim periods indicate that it is more-likely-than-not that an impairment may have occurred. We perform the test of goodwill impairment at the reporting unit level. Goodwill is assigned to one or more reporting units at the date of acquisition.

When testing goodwill for impairment, we may assess qualitative factors to determine whether reporting unit fair values are greater than their carrying values. Alternatively, when performing a quantitative assessment, we estimate the fair value of each reporting unit using a weighting of two valuation methodologies: the Income Approach and the Public Company Market Multiple Method, with the greatest weight placed on the Income Approach. The resulting reporting unit fair values are compared to each reporting unit's carrying value. We have had no significant impairments of goodwill in the last three years.

Other indefinite-lived intangibles are also tested for impairment at least annually by comparing their carrying values to their estimated fair values. We have had no significant impairments of indefinite-lived intangibles in the last three years.

Long-lived assets other than goodwill and other indefinite-lived intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used in operations, an impairment is indicated when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. See Note 7 for further information.

Retirement Benefit Plans

We account for retirement benefit obligations under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 715, *Compensation – Retirement Benefits*. For U.S. and certain non-U.S. retirement plans, we derive the discount rates used to measure the present value of benefit obligations using the cash flow matching method. Under this method, we compare the plan's projected payment obligations by year with the corresponding yields on a Mercer yield curve. Each year's projected cash flows are then discounted back to their present value at the measurement date and an overall discount rate is determined. The overall discount rate is then rounded to the nearest tenth of a percentage point. We used Mercer's Above-Mean Curve to determine the discount rates for the year-end benefit obligations and retirement cost of our U.S. retirement plans. We use a local or regional version of the Mercer yield curve in the majority of our non-U.S. locations. In non-U.S. locations where the cash flow matching method is not possible, rates of local high-quality long-term government bonds are used to select the discount rate.

We select the expected long-term rate of return assumption for our U.S. pension plan and retiree medical plans using advice from our investment advisor. The selected rate considers plan asset allocation targets, expected overall investment manager performance and long-term historical average compounded rates of return.

Benefit plan actuarial gains and losses are recognized in other comprehensive income (loss). Accumulated net benefit plan actuarial gains and losses that exceed 10% of the greater of a plan's benefit obligation or plan assets at the beginning of the year are amortized into earnings from other comprehensive income (loss) on a straight-line basis. The amortization period for pension plans is the average remaining service period of employees expected to receive benefits under the plans. The amortization period for other retirement plans is primarily the average remaining life expectancy of inactive participants.

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been, or will be, reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse. We recognize tax benefits related to uncertain tax positions if we believe it is more-likely-than-not the benefit will be realized. We review our deferred tax assets to determine if it is more-likely-than-not that they will be realized. If we determine it is not more-likely-than-not that a deferred tax asset will be realized, we record a valuation allowance to reverse the previously recognized tax benefit. See Note 5 for further information.

Foreign Currency Translation

Our consolidated financial statements are reported in U.S. dollars. Our foreign subsidiaries maintain their records primarily in the currency of the country in which they operate. The method of translating local currency financial information into U.S. dollars depends on whether the economy in which our foreign subsidiary operates has been designated as highly inflationary or not. Economies with a three-year cumulative inflation rate of more than 100% are considered highly inflationary.

Assets and liabilities of foreign subsidiaries in non-highly inflationary economies are translated into U.S. dollars using rates of exchange at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses are recorded in net income.

Foreign subsidiaries that operate in highly inflationary countries use the U.S. dollar as their functional currency. Local currency monetary assets and liabilities are remeasured into U.S. dollars using rates of exchange as of each balance sheet date, with remeasurement adjustments and other transaction gains and losses recognized in earnings. Other than nonmonetary equity and available-for-sale debt securities, nonmonetary assets and liabilities do not fluctuate with changes in local currency exchange rates to the dollar. For nonmonetary equity securities traded in highly inflationary economies, the fair market values of the equity securities are remeasured at the current exchange rates to determine gain or loss to be recorded in net income. For nonmonetary available-for-sale debt securities traded in highly inflationary economies, the fair market values of these debt securities are remeasured at the current exchange rates, with changes recorded in the gains (losses) on available-for-sale securities component of accumulated other comprehensive income (loss). We reclassify amounts from accumulated other comprehensive income (loss) into earnings when these debt securities are sold. Revenues and expenses are translated at rates of exchange in effect during the year. See "Venezuela" and "Argentina" sections below for further information.

Argentina

We operate in Argentina through wholly owned subsidiaries and a smaller controlled subsidiary (together "Brink's Argentina"). Revenues from Brink's Argentina represented approximately 3% of our consolidated revenues for the year ended December 31, 2025, and 4% for the years ended December 31, 2024, and 2023.

The operating environment in Argentina continues to present business challenges, including ongoing devaluation of the Argentine peso and significant inflation. For the year ended December 31, 2023, the Argentine peso declined by approximately 79% (from 178.6 to 833.3 pesos to the U.S. dollar). For the year ended December 31, 2024, the Argentine peso declined by approximately 19% (from 833.3 to 1,031.0 pesos to the U.S. dollar). For the year ended December 31, 2025, the Argentine peso declined approximately 29% (from 1,031.0 to 1,451.6 pesos to the U.S. dollar).

Beginning July 1, 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, we consolidated Brink's Argentina using our accounting policy for subsidiaries operating in highly inflationary economies beginning with the third quarter of 2018. Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date using the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In 2025, we recognized $17.0 million in pretax remeasurement losses. In 2024 and in 2023, we recognized $18.4 million and $79.1 million in pretax remeasurement losses, respectively. Argentine peso-denominated nonmonetary assets and liabilities are recorded at historical cost based on the currency exchange rate at the time the asset or liability was acquired.

At December 31, 2025, Argentina's economy remained highly inflationary for accounting purposes. At December 31, 2025, we had net monetary assets denominated in Argentine pesos of $23.4 million (including cash of $24.9 million). At December 31, 2025, we had net nonmonetary assets of $140.7 million (including $102.5 million of goodwill and $7.7 million in debt securities denominated in Argentine pesos).

At December 31, 2024, we had net monetary assets denominated in Argentine pesos of $115.9 million (including cash of $104.0 million) and net nonmonetary assets of $147.5 million (including $103.1 million of goodwill and $21.2 million in debt securities denominated in Argentine pesos).

In April 2025, the Argentine government announced economic policy changes, including the removal of certain currency controls. The official exchange rate will be allowed to fluctuate within a moving range.

Venezuela
Our Venezuelan operations offer transportation and route-based logistics management services for cash and valuables throughout Venezuela. Currency exchange regulations, combined with other government regulations, such as price controls and strict labor laws, significantly limit our ability to make and execute operational decisions at our Venezuelan subsidiaries. As a result of the conditions, we do not meet the accounting criteria for control over our Venezuelan operations and, as a result, we report the results of our investment in our Venezuelan subsidiaries using the cost method of accounting, the basis of which approximates zero. Prior to the imposition of the U.S. government sanctions, we provided immaterial amounts of financial support to our Venezuela operations. We continue to monitor the situation in Venezuela, including changes in the political and regulatory environment, as well as U.S. sanctions impacting the operations.

Depreciation Adjustment
In accordance with our highly inflationary accounting policy, property, plant and equipment owned by Brink's Argentina are considered nonmonetary assets. These assets retain a higher historical basis when the currency is devalued and the higher historical basis results in incremental depreciation expense being recognized. In the second quarter of 2025, we identified a prior period overstatement of depreciation related to Brink's Argentina property, plant and equipment. The accounting error was corrected resulting in a $13.6 million increase to second quarter 2025 net income and no impact to first half 2025 net cash provided by operating activities. We have concluded that the impact of this accounting error was not material to the current year or any prior period financial statements. Consistent with our treatment of the impact of Argentina highly inflationary accounting, this adjustment has been excluded from segment results and is reported as part of Other Items not Allocated to Segments.

Concentration of Credit Risks
We routinely assess the financial strength of significant customers and this assessment, combined with the large number and geographic breadth of our customers, limits our concentration of risk with respect to accounts receivable. Financial instruments which potentially subject us to concentrations of credit risks are principally cash and cash equivalents and accounts receivable. Cash and cash equivalents are held by major financial institutions.

Use of Estimates
In accordance with U.S. generally accepted accounting principles ("GAAP"), we have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ materially from those estimates. The most significant estimates are related to goodwill, intangibles and other long-lived assets, pension and other retirement benefit assets and obligations, legal contingencies, allowance for doubtful accounts, deferred tax assets and purchase price allocations.

Our global methodology for estimating the allowance for doubtful accounts involves identifying higher-risk customer accounts, evaluating current and expected economic conditions, and estimating allowances for significantly past-due receivables to ensure adequate provisioning for at-risk balances.

Fair-value estimates. We have various financial instruments included in our financial statements. Financial instruments are carried in our financial statements at either cost or fair value. We estimate fair value of assets using the following hierarchy using the highest level possible:

Level 1: Quoted prices for identical assets or liabilities in active markets.
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3: Unobservable inputs that reflect estimates and assumptions.

New Accounting Standards
In December 2023, the FASB issued ASU 2023-09, I*ncome Taxes (Topic 740): Improvements to Income Tax Disclosures,* which expands annual disclosures in an entity's income tax rate reconciliation table and requires annual disclosures regarding cash taxes paid both in the U.S. (federal and state) and foreign jurisdictions. The amendments in this ASU are effective for annual periods beginning after December 15, 2024, and we adopted the provisions of ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. Expanded disclosures are reflected in Note 5.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses (DISE)*, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. This ASU will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

Note 2 - Revenue from Contracts with Customers

Performance Obligations

We provide various services to meet the needs of our customers and we group these service offerings into two broad categories: (1) cash and valuables management ("CVM"); and (2) digital retail solutions ("DRS") and ATM managed services ("AMS").

Cash and Valuables Management

CVM services are provided to customers throughout the world. Cash-in-transit services include the secure transportation of cash, securities and other valuables between businesses, financial institutions and central banks. Basic ATM management services include cash replenishment, treasury management and first line maintenance. Our global services business provides secure transport of high-value commodities including diamonds, jewelry, precious metals, securities, banknotes, currency, high-tech devices, electronics and pharmaceuticals. Additional global services include pick-up, packaging, customs clearance, secure vault storage and inventory management. We also offer a variety of cash management services including money processing (e.g., counting, sorting, wrapping, checking condition of bills, etc.), check imaging and other cash management services (e.g., cashier balancing, counterfeit detection, account consolidation and electronic reporting). Our vaulting services combine cash-in-transit services, cash management services, vaulting and electronic reporting technologies to help banks expand into new markets while minimizing investment in vaults and branch facilities. In addition to providing secure storage, we process deposits, provide check imaging and reconciliation services, perform currency inventory management, process ATM replenishment orders and electronically transmit banking transactions. We provide other services to some of our customers, such as guarding, commercial security and payment services.

Digital Retail Solutions and ATM Managed Services

DRS and AMS are technology enabled services provided to customers throughout the world. DRS includes services that leverage Brink's tech-enabled sales and software platforms to simplify cash acceptance, enables merchants to access their cash without visiting a bank and provide customers with enhanced analytics and visibility. DRS includes our patented Brink's Complete™ and CompuSafe® services. AMS provides comprehensive services beyond basic ATM services including cash forecasting, cash optimization, ATM remote monitoring, service call dispatching, transaction processing, and installation services. These services allow financial institutions, retailers and independent ATM owners to outsource day-to-day operation of ATMs. For certain customers, we take ownership of ATM devices as part of our managed services offering.

For performance obligations related to the services described above, we generally satisfy our obligations as each action to provide the service to the customer occurs. Because the customers simultaneously receive and consume the benefits from our services, these performance obligations are deemed to be satisfied over time. We use an output method, units of service provided, to recognize revenue because that is the best method to represent the transfer of our services to the customer at the agreed upon rate for each action.

Although not as significant as our service offerings, we also sell goods to customers from time to time, such as safe devices. In those transactions, we satisfy our performance obligation at a point in time. We recognize revenue when the goods are delivered to the customer as that is the point in time that best represents when control has transferred to the customer.

Our contracts with customers describe the services we can provide along with the fees for each action to provide the service. We typically send invoices to customers for all of the services we have provided within a monthly period and payments are generally due within 30 to 60 days of the invoice date.

Although our customer contracts specify the fees for each action to provide service, the majority of the services stated in our contracts do not have a defined quantity over the contract term. Accordingly, the transaction price is considered variable as there is an unknown volume of services that will be rendered over the course of the contract. We recognize revenue for these services in the period in which they are provided to the customer based on the contractual rate at which we have the right to invoice the customer for each action.

Some of our contracts with customers contain clauses that define the level of service that the customer will receive. The service level agreements ("SLA") within those contracts contain specific calculations to determine whether the appropriate level of service has been met within a specific period, which is typically a month. We estimate SLA penalties and recognize the amounts as a reduction to revenue.

Taxes collected from customers and remitted to governmental authorities are not included in revenues in the consolidated statements of operations.

Revenue Disaggregated by Reportable Segment and Type of Service

(In millions)		Cash and Valuables Management	DRS and AMS	Total
Twelve months ended December 31, 2025				
Reportable Segments:				
North America	$	1,208.9	533.7	1,742.6
Latin America		1,035.1	254.5	1,289.6
Europe		818.2	611.3	1,429.5
Rest of World		736.9	62.6	799.5
Total reportable segments	$	3,799.1	1,462.1	5,261.2
Twelve months ended December 31, 2024				
Reportable Segments:				
North America	$	1,207.0	442.7	1,649.7
Latin America		1,095.5	215.5	1,311.0
Europe		803.7	501.3	1,305.0
Rest of World		694.2	52.0	746.2
Total reportable segments	$	3,800.4	1,211.5	5,011.9
Twelve months ended December 31, 2023				
Reportable Segments:				
North America	$	1,216.8	384.3	1,601.1
Latin America		1,149.1	183.2	1,332.3
Europe		800.4	413.2	1,213.6
Rest of World		696.4	31.2	727.6
Total reportable segments	$	3,862.7	1,011.9	4,874.6

Certain of our services involve the leasing of assets, such as safes, to our customers along with the regular servicing of those safe devices. Revenues related to the leasing of these assets are recognized in accordance with applicable lease guidance, but are included in the above table as the amounts are a small percentage of overall revenues.

Contract Balances
Contract Assets
Although payment terms and conditions can vary, for the majority of our customer contracts, we invoice for all of the services provided to the customer within a monthly period. For certain customer contracts, the timing of our performance may precede our right to invoice the customer for the total transaction price. For example, Brink's affiliates in certain countries, primarily in Latin America, negotiate annual price adjustments with certain customers and, once the price increases are finalized, the pricing changes are made retroactive to services provided in earlier periods. These retroactive pricing adjustments are estimated and recognized as revenue with a corresponding contract asset in the same period in which the related services are performed. As the estimate of the ultimate transaction price changes, we recognize a cumulative catch-up adjustment for the change in estimate. In our Rest of World segment, certain Brink's affiliates provide services to specific customers and, per contract, a portion of the consideration is retained by the customers until the contract is completed. The retention amounts are reported as contract assets until we have the right to bill the customer for these amounts. Certain Brink's affiliates make upfront consideration payments in order to gain customer contracts. The upfront payment amounts are reported as contract assets and are amortized as a reduction to revenues over the duration of the contracts. Contract assets expected to be billed or amortized within one year ($11.0 million at December 31, 2025) are included in prepaid expenses and other on the consolidated balance sheet. Amounts not expected to be billed and collected within one year ($16.6 million at December 31, 2025) are reported in other noncurrent assets on the consolidated balance sheet.

Contract Liabilities
For other customer contracts, we may obtain the right to payment or receive customer payments prior to performing the related services under the contract. When the right to customer payments or receipt of payments precedes our performance, we recognize a contract liability, which is included in accrued liabilities on the consolidated balance sheet.

The opening and closing balances of receivables, contract assets and contract liabilities related to contracts with customers are as follows:

(In millions)		Receivables	Contract Assets	Contract Liabilities
Opening (January 1, 2025)	$	733.5	22.2	15.0
Closing (December 31, 2025)		766.0	27.6	15.0
Increase (decrease)	$	32.5	5.4	—

The amount of revenue recognized in 2025 that was included in the January 1, 2025 contract liability balance was $14.7 million. This revenue consists of services provided to customers who had prepaid for those services prior to the current year.

Revenue recognized in the twelve months ended December 31, 2025 from performance obligations satisfied in the prior year was not significant. This revenue is a result of changes in the transaction price of our contracts with customers.

Contract Costs

Sales commissions directly related to obtaining new contracts with customers are capitalized when incurred and are then amortized to expense ratably over the term of the contracts. At December 31, 2025, the net capitalized costs to obtain contracts was included in other assets on the consolidated balance sheet. The capitalized amounts at December 31, 2025 and December 31, 2024 were $14.3 million and $12.8 million, respectively.

Practical Expedients

For the majority of our contracts with customers, we invoice a fixed amount for each unit of service we have provided. These contracts provide us with the right to invoice for an amount or rate that corresponds to the value we have delivered to our customers. The volume of services that will be provided to customers over the term is not known at inception of these contracts. Therefore, while the rate per unit of service is known, the transaction price itself is variable. For this reason, we recognize revenue from these contracts equal to the amount for which we have the contractual right to invoice the customers. Because we are not required to estimate variable consideration related to the transaction price in order to recognize revenue, we are also not required to estimate the variable consideration to provide certain disclosures. As a result, we have elected to use the optional exemption related to the disclosure of transaction prices, amounts allocated to remaining performance obligations and the future periods in which revenue will be recognized, sometimes referred to as backlog.

We have also elected to use the practical expedient for financing components related to our contract liabilities. We do not recognize interest expense on contracts for which the period between our receipt of customer payments and our service to the customer is one year or less.

Note 3 - Segment Information

We identify our operating segments based on how our chief operating decision maker ("CODM") allocates resources, assesses performance and makes decisions. Our CODM is our President and Chief Executive Officer. Our CODM evaluates performance and allocates resources to each operating segment based on a profit or loss measure which, at the reportable segment level, excludes the following:

- Corporate expenses - include costs to manage the global business and perform activities required by public companies as well as other items that are considered part of the Company's operations and revenue generating activities but are not considered when the CODM evaluates segment results. Examples include corporate staff compensation, corporate headquarters costs, regional management costs, share-based compensation, and currency transaction gains and losses.

- Other items not allocated to segments - include income and expenses that are not necessary to operate our business in the ordinary course and are not considered when the CODM evaluates segment results. These include non-recurring as well as certain recurring costs and gains which are not considered to be part of the Company's operations and revenue generating activities. As such, they have not been allocated to segment or Corporate results.

Our CODM uses segment operating profit to evaluate the performance of each of our reportable segments, comparing profitability to expected results as well as to the other segments, ultimately guiding resource allocation decisions including investment, capital allocation and staffing to optimize overall company profitability.

We currently serve customers in more than 100 countries, including 51 countries where we operate subsidiaries.

We manage our business in the following four segments:
- North America – operations in the U.S. and Canada, including the Brink's Global Services ("BGS") line of business,
- Latin America – operations in Latin American countries where we have an ownership interest, including the BGS line of business,
- Europe – predominantly operations in European countries that primarily provide services outside of the BGS line of business, and
- Rest of World – operations in the Middle East, Africa and Asia. This segment also includes total operations in European countries that primarily provide BGS services and BGS activity in Latin American countries where we do not have an ownership interest.

Operations in certain geographies were moved from the Rest of World segment to the Europe segment, effective December 31, 2025 in order to align with management reporting. We have recast all prior periods presented to provide consistent comparability.

	Year Ended December 31, 2025				
(In millions)	North America	Latin America	Europe	Rest of World	Total
Revenues	$ 1,742.6	1,289.6	1,429.5	799.5	5,261.2
Less:					
Cost of revenues:					
Labor and fringe benefit costs[a]	606.3	574.3	619.2	200.4	
Other cost of revenues segment items[b]	667.9	350.9	474.5	357.3	
Total cost of revenues[a]	1,274.2	925.2	1,093.7	557.7	
Selling, general, and administrative[a]	221.7	120.5	158.6	63.6	
Segment operating profit	$ 246.7	243.9	177.2	178.2	846.0

| | Year Ended December 31, 2024 | | | | |
(In millions)	North America	Latin America	Europe	Rest of World	Total
Revenues	$ 1,649.7	1,311.0	1,305.0	746.2	5,011.9
Less:					
Cost of revenues:					
Labor and fringe benefit costs[a]	624.0	572.1	578.5	202.5	
Other cost of revenues segment items[b]	608.2	349.3	425.9	329.7	
Total cost of revenues[a]	1,232.2	921.4	1,004.4	532.2	
Selling, general, and administrative[a]	223.5	117.3	149.5	58.6	
Segment operating profit	$ 194.0	272.3	151.1	155.4	772.8

| | Year Ended December 31, 2023 | | | | |
(In millions)	North America	Latin America	Europe	Rest of World	Total
Revenues	$ 1,601.1	1,332.3	1,213.6	727.6	4,874.6
Less:					
Cost of revenues:					
Labor and fringe benefit costs[a]	633.2	574.6	546.7	203.1	
Other cost of revenues segment items[b]	583.4	354.1	405.9	321.7	
Total cost of revenues[a]	1,216.6	928.7	952.6	524.8	
Selling, general, and administrative[a]	199.3	123.3	124.0	50.7	
Segment operating profit	$ 185.2	280.3	137.0	152.1	754.6

(a) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Selling, general and administrative expenses include insignificant amounts reported within other operating income (expense) in the consolidated statements of operations.

(b) Other cost of revenues segment items for each reportable segment include primarily vehicle expenses, freight, equipment costs, building expense, and office and administrative expenses.

| | Years Ended December 31, | | |
(In millions)	**2025**	2024	2023
Segment operating profit	$ **846.0**	772.8	754.6
Reconciling Items:			
Corporate expenses:			
General, administrative and other expenses	**(147.0)**	(167.3)	(154.9)
Foreign currency transaction gains	**10.9**	23.9	15.3
Other items not allocated to segments[a]:			
Reorganization and restructuring	**(1.4)**	(1.5)	(17.6)
Acquisitions and dispositions	**(78.5)**	(62.5)	(70.6)
Argentina highly inflationary impact[b]	**(10.2)**	(35.0)	(86.8)
Transformation initiatives	**(26.0)**	(28.4)	(5.5)
DOJ/FinCEN investigations	**(6.5)**	(45.7)	—
Chile antitrust matter	**(0.8)**	(1.3)	(0.5)
Non-routine auto loss matter	**(1.0)**	(2.0)	(8.0)
Reporting compliance	**—**	—	(0.8)
Operating profit	$ **585.5**	453.0	425.2

(a) See "Other Items not Allocated to Segments" for a description of these items.

(b) See "Depreciation Adjustment" in Note 1 for more details.

Other Items not Allocated to Segments

Reorganization and restructuring Net charges incurred in relation to certain restructuring actions include primarily severance charges and asset impairment losses. The 2022 Global Restructuring Plan was designed to, among other things, enable growth, reduce costs and related infrastructure, and to mitigate the potential impact of external economic conditions in light of the COVID-19 pandemic. Other restructuring actions were primarily in response to the COVID-19 pandemic and a decision to exit a line of business in our Canada operating unit.

Acquisitions and dispositions These items include non-cash amortization expense for acquisition-related intangible assets, as well as integration, transaction, restructuring and certain compensation costs.

Argentina highly inflationary impact Beginning in the third quarter of 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date to the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In addition, nonmonetary assets retain a higher historical basis when the currency is devalued. The higher historical basis results in incremental expense being recognized when the nonmonetary assets are consumed.

Transformation initiatives During 2023, we initiated a multi-year program intended to accelerate growth and drive margin expansion through transformation of our business model. The program is designed to help us standardize our commercial and operational systems and processes, drive continuous improvement and achieve operational excellence. The transformation costs primarily include third-party professional services, project management charges and severance. These costs relate to a discrete program.

DOJ/FinCEN investigations In 2024, we recorded a charge for a probable loss in connection with U.S. Department of Justice ("DOJ") and U.S. Department of the Treasury's (the "U.S. Treasury") Financial Crimes Enforcement Network ("FinCEN") investigations. Additionally, we have incurred third-party costs, primarily legal costs, associated with these matters, including upfront expenses that are directly attributable to establishing compliance programs. In the first quarter of 2025, we reached resolutions with both the DOJ and FinCEN.

Chile antitrust matter We have recorded charges for a contingent loss associated with an investigation initiated by the Chilean Fiscalía Nacional Económica or "FNE" (the Chilean antitrust agency). The investigation is related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. Additionally, we have incurred third-party costs, primarily legal costs, associated with this matter. See Note 22 for details.

Non-routine auto loss matter In 2023, a Brink's employee was involved in a motor vehicle accident with unique circumstances that resulted in the death of a third party. In connection with the ensuing litigation, Brink's recognized a charge. Additionally, we have incurred third-party costs, primarily legal costs, associated with this matter.

Reporting compliance We incurred certain third-party compliance costs in 2023 to remediate a material weakness in internal controls over financial reporting.

(In millions)		Years Ended December 31,		
		2025	2024	2023
Capital Expenditures by Reportable Segment				
North America	$	**59.7**	62.6	43.8
Latin America		**24.2**	33.0	48.8
Europe		**73.3**	79.9	77.5
Rest of World		**43.4**	42.6	25.2
Total reportable segments		**200.6**	218.1	195.3
Corporate items		**2.5**	4.4	7.4
Total	$	**203.1**	222.5	202.7
Depreciation and Amortization by Reportable Segment				
Depreciation and amortization of property and equipment:				
North America	$	**85.1**	82.4	73.9
Latin America		**56.2**	53.9	53.6
Europe		**71.5**	61.0	58.0
Rest of World		**24.3**	22.2	20.6
Total reportable segments		**237.1**	219.5	206.1
Corporate items		**2.6**	3.5	5.3
Argentina highly inflationary impact		**(7.8)**	12.0	5.4
Reorganization and restructuring		**—**	—	1.2
Depreciation and amortization of property and equipment		**231.9**	235.0	218.0
Amortization of intangible assets[a]		**58.9**	58.3	57.8
Total	$	**290.8**	293.3	275.8

(a)   Amortization of acquisition-related intangible assets has been excluded from reportable segment amounts.

(In millions)		December 31,	
		2025	2024
Assets held by Reportable Segment			
North America	$	**2,166.7**	2,089.8
Latin America		**1,211.6**	1,171.7
Europe		**2,458.9**	1,988.3
Rest of World		**1,070.9**	991.5
Total reportable segments		**6,908.1**	6,241.3
Corporate items		**431.1**	381.8
Total	$	**7,339.2**	6,623.1

(In millions)		December 31,	
		2025	2024
Long-Lived Assets by Significant Country[a]			
Non-U.S.:			
France	$	**143.1**	113.2
Mexico		**125.0**	106.5
Other		**544.7**	432.0
Subtotal		**812.8**	651.7
U.S.		**317.7**	331.0
Total	$	**1,130.5**	982.7

(a)   Long-lived assets include only property and equipment, net.

		Years Ended December 31,		
(In millions)		**2025**	2024	2023
Revenues by Significant Country[a]				
Outside the U.S.:				
Mexico	$	**576.4**	582.8	563.8
France		**470.8**	447.1	413.2
Brazil		**285.2**	283.2	309.8
United Kingdom		**236.1**	190.7	188.7
Netherlands		**183.6**	170.3	149.7
Argentina		**168.2**	190.7	207.1
Canada		**129.7**	123.1	118.0
Other		**1,598.3**	1,497.4	1,441.2
Subtotal		**3,648.3**	3,485.3	3,391.5
U.S.		**1,612.9**	1,526.6	1,483.1
Total	$	**5,261.2**	5,011.9	4,874.6

(a)   Revenues are recorded in the country where service is initiated or performed. No single customer represents more than 10% of total revenue.

		December 31,	
(In millions)		**2025**	2024
Net assets outside the U.S. by Geographic Area			
Canada	$	**46.6**	46.9
Latin America[a]		**676.8**	750.4
Europe[a][b]		**1,354.9**	1,061.7
Middle East, Africa and Asia ("MEAA") [a][b]		**556.7**	606.5
Total	$	**2,635.0**	2,465.5

(a)   Amounts include net assets of Corporate entities domiciled outside the U.S.
(b)   European countries that primarily provide BGS services from our Rest of World segment are included in the Europe geographic area. The remainder of our Rest of World segment primarily represents operations in the MEAA geographic area.

Note 4 - Retirement Benefits

Defined-benefit Pension Plans

Summary

We have various defined-benefit pension plans covering eligible current and former employees. Benefits under most plans are based on salary and years of service. There are limits to the amount of benefits which can be paid to participants from a U.S. qualified pension plan. We maintain a nonqualified U.S. plan to pay benefits for those eligible current and former employees in the U.S. whose benefits exceed the regulatory limits. Pension benefits provided to eligible U.S. employees were frozen on December 31, 2005.

Components of Net Periodic Pension Cost (Credit)

(In millions)	U.S. Plans			Non-U.S. Plans			Total		
Years Ended December 31,	**2025**	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Service cost	$ —	—	—	$ **8.3**	8.7	7.6	$ **8.3**	8.7	7.6
Interest cost on projected benefit obligation	**31.3**	30.7	32.4	**18.0**	17.7	18.1	**49.3**	48.4	50.5
Return on assets – expected	**(44.5)**	(46.4)	(47.2)	**(11.5)**	(11.4)	(11.1)	**(56.0)**	(57.8)	(58.3)
Amortization of losses	**5.2**	5.2	1.6	**2.8**	2.6	1.8	**8.0**	7.8	3.4
Amortization of prior service cost	—	—	—	**0.1**	0.1	—	**0.1**	0.1	—
Settlement loss	—	—	—	**1.2**	1.1	—	**1.2**	1.1	—
Net periodic pension cost (credit)	$ **(8.0)**	(10.5)	(13.2)	$ **18.9**	18.8	16.4	$ **10.9**	8.3	3.2

The components of net periodic pension cost and net periodic post-retirement cost other than the service cost component are included in interest and other nonoperating income (expense) in the consolidated statements of operations.

Obligations and Funded Status

Changes in the projected benefit obligation ("PBO") and plan assets for our pension plans are as follows:

(In millions)		U.S. Plans		Non-U.S. Plans		Total	
Years Ended December 31,		**2025**	2024	**2025**	2024	**2025**	2024
Benefit obligation at beginning of year	$	**585.7**	629.2	**347.8**	383.1	**933.5**	1,012.3
Service cost		**—**	—	**8.3**	8.7	**8.3**	8.7
Interest cost		**31.3**	30.7	**18.0**	17.7	**49.3**	48.4
Participant contributions		**—**	—	**0.6**	0.6	**0.6**	0.6
Plan amendments		**—**	—	**(0.3)**	—	**(0.3)**	—
Plan combinations		**—**	—	**1.0**	2.2	**1.0**	2.2
Curtailments		**—**	—	**(0.1)**	0.1	**(0.1)**	0.1
Settlements		**—**	—	**(2.7)**	(0.9)	**(2.7)**	(0.9)
Benefits paid		**(45.4)**	(45.0)	**(20.8)**	(22.4)	**(66.2)**	(67.4)
Actuarial (gains) losses		**2.6**	(29.2)	**(3.9)**	(10.6)	**(1.3)**	(39.8)
Foreign currency exchange effects		**—**	—	**35.2**	(30.7)	**35.2**	(30.7)
Benefit obligation at end of year	$	**574.2**	585.7	**383.1**	347.8	**957.3**	933.5
Fair value of plan assets at beginning of year	$	**587.7**	611.6	**238.5**	259.3	**826.2**	870.9
Return on assets – actual		**54.4**	20.4	**(5.0)**	2.9	**49.4**	23.3
Participant contributions		**—**	—	**0.6**	0.6	**0.6**	0.6
Plan combinations		**—**	—	**1.0**	2.2	**1.0**	2.2
Employer contributions		**0.7**	0.7	**12.3**	13.7	**13.0**	14.4
Settlements		**—**	—	**(2.7)**	(0.9)	**(2.7)**	(0.9)
Benefits paid		**(45.4)**	(45.0)	**(20.8)**	(22.4)	**(66.2)**	(67.4)
Foreign currency exchange effects		**—**	—	**19.8**	(16.9)	**19.8**	(16.9)
Fair value of plan assets at end of year	$	**597.4**	587.7	**243.7**	238.5	**841.1**	826.2
Funded status	$	**23.2**	2.0	**(139.4)**	(109.3)	**(116.2)**	(107.3)
Included in:							
Noncurrent asset	$	**29.2**	8.2	**13.2**	12.7	**42.4**	20.9
Current liability, included in accrued liabilities		**0.6**	0.6	**10.2**	5.1	**10.8**	5.7
Noncurrent liability		**5.4**	5.6	**142.4**	116.9	**147.8**	122.5
Net pension (asset) liability	$	**(23.2)**	(2.0)	**139.4**	109.3	**116.2**	107.3

Other Changes in Plan Assets and Benefit Recognized in Other Comprehensive Income (Loss)

(In millions)	U.S. Plans		Non-U.S. Plans		Total	
Years Ended December 31,	**2025**	2024	**2025**	2024	**2025**	2024
Benefit plan net actuarial losses recognized in accumulated other comprehensive income (loss):						
Beginning of year	$ **(178.8)**	(187.2)	**(33.4)**	(43.1)	**(212.2)**	(230.3)
Net actuarial gains (losses) arising during the year	**7.3**	3.2	**(12.6)**	2.0	**(5.3)**	5.2
Reclassification adjustment for amortization of prior actuarial losses included in net income (loss)	**5.2**	5.2	**4.0**	3.7	**9.2**	8.9
Foreign currency exchange effects	**—**	—	**(2.5)**	4.0	**(2.5)**	4.0
End of year	$ **(166.3)**	(178.8)	**(44.5)**	(33.4)	**(210.8)**	(212.2)
Benefit plan prior service cost recognized in accumulated other comprehensive income (loss):						
Beginning of year	$ **—**	—	**(0.5)**	(0.7)	**(0.5)**	(0.7)
Prior service credit (cost) from plan amendments during the year	**—**	—	**0.3**	—	**0.3**	—
Reclassification adjustment for amortization of prior service cost included in net income (loss)	**—**	—	**0.1**	0.1	**0.1**	0.1
Foreign currency exchange effects	**—**	—	**0.1**	0.1	**0.1**	0.1
End of year	$ **—**	—	**—**	(0.5)	**—**	(0.5)

U.S. Plans

The net actuarial gains of $7.3 million in 2025 and gains of $3.2 million in 2024 were mainly driven by changes in the primary U.S. pension plan. The 2025 net actuarial gains arose primarily from higher actual return on assets than expected ($10 million), partially offset by a net actuarial obligation loss ($3 million). The net actuarial obligation loss was driven by a lower discount rate at the end of the year ($10 million), partially offset by gains from updated retirement assumptions and census data ($8 million). The 2024 net gains arose primarily from a higher discount rate at the end of the year ($27 million) and census data updates ($2 million), which were largely offset by lower actual return on assets than expected ($26 million).

Non-U.S. Plans

The net actuarial losses of $12.6 million in 2025 were primarily due to actual return on assets being lower than expected ($17 million), partially offset by a net actuarial obligation gain ($4 million). The net actuarial obligation gain was driven by higher discount rates at the end of the year ($19 million), partially offset by losses from updated assumptions ($15 million). The net actuarial gains of $2.0 million in 2024 were primarily due to a better obligation experience ($11 million) driven by higher discount rates at the end of the year, which was mostly offset by actual return on assets being lower than expected ($9 million).

Information Comparing Plan Assets to Plan Obligations

Information comparing plan assets to plan obligations as of December 31, 2025 and 2024 are aggregated below. The accumulated benefit obligation ("ABO") differs from the PBO in that the ABO is based on the benefit earned through the date noted. The PBO includes assumptions about future compensation levels for plans that have not been frozen. The total ABO for our U.S. pension plans was $574.2 million in 2025 and $585.7 million in 2024. The total ABO for our Non-U.S. pension plans was $343.5 million in 2025 and $317.6 million in 2024.

Information for Pension Plans with an ABO in Excess of Plan Assets

(In millions)	U.S. Plans		Non-U.S. Plans		Total	
December 31,	**2025**	2024	**2025**	2024	**2025**	2024
Fair value of plan assets	$ **—**	—	**96.1**	92.0	**96.1**	92.0
Accumulated benefit obligation	**6.0**	6.2	**216.6**	191.2	**222.6**	197.4
Projected benefit obligation	**6.0**	6.2	**248.7**	214.0	**254.7**	220.2

Assumptions

The weighted-average assumptions used to determine the net pension cost and benefit obligations for our pension plans were as follows:

	U.S. Plans			Non-U.S. Plans		
	2025	2024	2023	**2025**	2024	2023
Discount rate:						
Pension cost	**5.6 %**	5.1 %	5.4 %	**5.0 %**	4.9 %	5.4 %
Benefit obligation at year end	**5.4 %**	5.6 %	5.1 %	**5.5 %**	5.0 %	4.9 %
Expected return on assets – pension cost	**7.00 %**	7.00 %	7.00 %	**4.65 %**	4.58 %	4.59 %
Average rate of increase in salaries[a]:						
Pension cost	**N/A**	N/A	N/A	**1.9 %**	2.0 %	1.9 %
Benefit obligation at year end	**N/A**	N/A	N/A	**2.3 %**	1.9 %	2.0 %

(a)   Salary scale assumptions are determined through historical experience and vary by age and industry. The U.S. plan benefits are frozen and will not increase due to future salary increases.

Mortality Tables for our U.S. Retirement Benefits

We use the Society of Actuaries base mortality tables for private sector plans, Pri-2012, and the Mercer modified MP-2021 projection scale, with a Blue Collar adjustment factor for the majority of our U.S. retirement plans and a White Collar adjustment factor for our nonqualified U.S. pension plan.

Estimated Future Cash Flows

Estimated Future Contributions from the Company into Plan Assets

Our policy is to fund at least the minimum actuarially determined amounts required by applicable regulations. We do not expect to make contributions to our primary U.S. pension plan in 2026. We expect to contribute $12.1 million to our non-U.S. pension plans and $0.6 million to our nonqualified U.S. pension plan in 2026.

Estimated Future Benefit Payments from Plan Assets to Beneficiaries

Projected benefit payments of the plans in the next 10 years using assumptions in effect at December 31, 2025, are as follows:

(In millions)	U.S. Plans	Non-U.S. Plans	Total
2026	$ 46.9	24.8	71.7
2027	46.6	24.4	71.0
2028	46.2	27.2	73.4
2029	45.9	28.1	74.0
2030	45.4	29.3	74.7
2031 through 2035	216.5	160.5	377.0

Retirement Benefits Other than Pensions

Summary

We provide retirement healthcare benefits for eligible current and former U.S., Canadian, and Brazilian employees. Retirement benefits related to our former U.S. coal operation include medical benefits provided by the Pittston Coal Group Companies Employee Benefit Plan for United Mine Workers of America Represented Employees (the "UMWA plans") as well as obligations for paying lifetime black lung benefits to miners and their dependents for claims under the Federal Black Lung Benefits Act of 1972.

Components of Net Periodic Postretirement Cost

The components of net periodic postretirement cost related to retirement benefits other than pensions were as follows:

(In millions)	UMWA Plans			Black Lung and Other Plans			Total		
Years Ended December 31,	**2025**	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Service cost	$ —	—	—	$ **0.2**	0.1	0.3	$ **0.2**	0.1	0.3
Interest cost on APBO	**9.8**	9.6	11.1	**4.4**	4.6	5.3	**14.2**	14.2	16.4
Return on assets – expected	**(9.7)**	(10.2)	(10.3)	—	—	—	**(9.7)**	(10.2)	(10.3)
Amortization of losses	**2.0**	1.7	5.1	**3.1**	4.3	4.8	**5.1**	6.0	9.9
Amortization of prior service credit	**(10.2)**	(9.4)	(11.0)	—	—	(0.1)	**(10.2)**	(9.4)	(11.1)
Net periodic postretirement cost (credit)	$ **(8.1)**	(8.3)	(5.1)	$ **7.7**	9.0	10.3	$ **(0.4)**	0.7	5.2

The components of net periodic pension cost and net periodic postretirement cost other than the service cost component are included in interest and other nonoperating income (expense) in the consolidated statements of operations.

Obligations and Funded Status

Changes in the accumulated postretirement benefit obligation ("APBO') and plan assets related to retirement healthcare benefits are as follows:

(In millions)	UMWA Plans		Black Lung and Other Plans		Total	
Years Ended December 31,	**2025**	2024	**2025**	2024	**2025**	2024
APBO at beginning of year	$ **172.2**	214.0	**77.8**	91.3	**250.0**	305.3
Service cost	**—**	—	**0.2**	0.1	**0.2**	0.1
Interest cost	**9.8**	9.6	**4.4**	4.6	**14.2**	14.2
Plan amendments	**—**	8.8	**—**	—	**—**	8.8
Benefits paid	**(17.8)**	(20.7)	**(7.5)**	(8.3)	**(25.3)**	(29.0)
Actuarial (gains) losses, net	**21.0**	(39.5)	**(3.7)**	(7.3)	**17.3**	(46.8)
Foreign currency exchange effects	**—**	—	**0.9**	(2.6)	**0.9**	(2.6)
APBO at end of year	$ **185.2**	172.2	**72.1**	77.8	**257.3**	250.0
Fair value of plan assets at beginning of year	$ **129.5**	136.1	**—**	—	**129.5**	136.1
Return on assets – actual	**19.2**	13.6	**—**	—	**19.2**	13.6
Employer contributions	**—**	—	**7.5**	8.3	**7.5**	8.3
Net transfers to (from) plan assets	**(1.3)**	0.5	**—**	—	**(1.3)**	0.5
Benefits paid	**(17.8)**	(20.7)	**(7.5)**	(8.3)	**(25.3)**	(29.0)
Fair value of plan assets at end of year	$ **129.6**	129.5	**—**	—	**129.6**	129.5
Funded status	$ **(55.6)**	(42.7)	**(72.1)**	(77.8)	**(127.7)**	(120.5)
Included in:						
Current, included in accrued liabilities	$ **—**	—	**7.3**	9.0	**7.3**	9.0
Noncurrent	**55.6**	42.7	**64.8**	68.8	**120.4**	111.5
Retirement benefits other than pension liability	$ **55.6**	42.7	**72.1**	77.8	**127.7**	120.5

Other Changes in Plan Assets and Benefit Recognized in Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) of our retirement benefit plans other than pensions are as follows:

(In millions)	UMWA Plans		Black Lung and Other Plans		Total	
Years Ended December 31,	**2025**	2024	**2025**	2024	**2025**	2024
Benefit plan net actuarial gain (loss) recognized in accumulated other comprehensive income (loss):						
Beginning of year	$ **(29.1)**	(73.7)	**(32.6)**	(44.4)	**(61.7)**	(118.1)
Net actuarial gains (losses) arising during the year	**(11.5)**	42.9	**3.7**	7.3	**(7.8)**	50.2
Reclassification adjustment for amortization of prior actuarial losses included in net income (loss)	**2.0**	1.7	**3.2**	4.3	**5.2**	6.0
Foreign currency exchange effects	**—**	—	**0.1**	0.2	**0.1**	0.2
End of year	$ **(38.6)**	(29.1)	**(25.6)**	(32.6)	**(64.2)**	(61.7)
Benefit plan prior service (cost) credit recognized in accumulated other comprehensive income (loss):						
Beginning of year	$ **51.5**	69.7	**0.2**	0.2	**51.7**	69.9
Prior service credit from plan amendments during the year	**—**	(8.8)	**—**	—	**—**	(8.8)
Reclassification adjustment for amortization or curtailment of prior service cost included in net income (loss)	**(10.2)**	(9.4)	**(0.1)**	—	**(10.3)**	(9.4)
Foreign currency exchange effects	**—**	—	**—**	—	**—**	—
End of year	$ **41.3**	51.5	**0.1**	0.2	**41.4**	51.7

UMWA Plans

The net actuarial losses of $11.5 million in 2025 arose primarily due to claims assumptions updates ($17 million), and lower discount rate at the end of the year ($4 million), partially offset by higher actual return on assets than expected ($10 million). The net actuarial gains of $42.9 million in 2024 arose primarily due to claim assumptions updates ($35 million), higher actual return on assets than expected ($3 million), and higher discount rate at the end of the year ($7 million), partially offset by payments higher than expected ($4 million).

Black Lung and Other Plans

We recognized net actuarial gains of $3.7 million in 2025. This was primarily due to census data updates ($4 million). We recognized net actuarial gains of $7.3 million in 2024. This was primarily due to a higher discount rate compared to the prior period ($4 million) and claims assumptions updates ($7 million), partially offset by census data updates ($4 million).

Assumptions

See *Mortality Tables for our U.S. Retirement Benefits* on page 81 for a description of the mortality assumptions.

The APBO for each of the plans was determined using the unit credit method and assumed rates as follows:

	2025	2024	2023
Weighted-average discount rate:			
Postretirement cost:			
UMWA plans	**5.6 %**	5.1 %	5.4 %
Black lung	**5.5 %**	5.1 %	5.4 %
Weighted-average	**5.7 %**	5.3 %	5.6 %
Benefit obligation at year end:			
UMWA plans	**5.3 %**	5.6 %	5.1 %
Black lung	**5.2 %**	5.5 %	5.1 %
Weighted-average	**5.5 %**	5.7 %	5.3 %
Expected return on assets	**8.00 %**	8.00 %	8.00 %

Healthcare Cost Trend Rates

For UMWA plans, the assumed healthcare cost trend rate used to compute the 2025 APBO is 7.0% for 2026, declining to 5.0% in 2034 and thereafter (in 2024: 6.5% for 2025 declining to 5.0% in 2031 and thereafter). For the black lung obligation, the assumed healthcare cost trend rate used to compute the 2025 APBO was 5.0% (in 2024: 5.0%). Other plans in the U.S. provide for fixed-dollar value coverage for eligible participants and, accordingly, are not adjusted for inflation.

For the Canadian plan, the assumed healthcare cost trend rate used to compute the 2025 APBO is 7.0% for 2026, declining to 5.0% in 2034 (in 2024: 6.5% for 2025, declining to 5.0% in 2031). For the Brazilian plan, the assumed healthcare cost trend rate used to compute the 2025 APBO is 4.8% (in 2024: 4.8%).

We provide healthcare benefits to our UMWA retirees who are eligible for the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Medicare Act") subsidy reimbursement under an employer group waiver plan ("EGWP"). Under this arrangement, a government approved health insurance provider receives the Medicare Act subsidy reimbursement on our behalf and passes these savings to us. Additionally, by providing healthcare benefits under an EGWP, we are able to benefit from the mandatory 50% discount that pharmaceutical companies must provide for Medicare Act-eligible prescription drugs.

Cash Flows

Estimated Contributions from the Company to Plan Assets

Based on the funded status and assumptions at December 31, 2025, we expect the Company to contribute $7.3 million in cash to the plans to pay 2026 beneficiary payments for black lung and other plans. We do not expect to contribute cash to our UMWA plans in 2026 since we believe these plans have sufficient amounts held in trust to pay for beneficiary payments until 2039 based on actuarial assumptions. Our UMWA plans are not covered by ERISA or other funding laws or regulations that require these plans to meet funding ratios.

Estimated Future Benefit Payments from Plan Assets to Beneficiaries

Projected benefit payments of the plans in the next 10 years using assumptions in effect at December 31, 2025, are as follows:

(In millions)	UMWA Plans	Black Lung and Other Plans	Total
2026	$ 16.5	7.3	23.8
2027	16.6	7.2	23.8
2028	16.6	6.6	23.2
2029	16.5	6.9	23.4
2030	16.3	6.4	22.7
2031 through 2035	75.3	25.5	100.8

Retirement Plan Assets
U.S. Plans

(In millions, except for percentages)	Fair Value Level	**December 31, 2025**			December 31, 2024		
		Total Fair Value	**% Actual Allocation**	**% Target Allocation**	Total Fair Value	% Actual Allocation	% Target Allocation
U.S. Pension Plans							
Cash, cash equivalents and receivables		$ 5.8	—	—	3.8	—	—
Equity securities:							
Global managed volatility equities[a]	1	55.8	10	10	—	—	—
U.S. large-cap[a]	—	—	—	—	75.2	13	14
U.S. small/mid-cap[a]	—	—	—	—	20.9	4	4
International[a]	—	—	—	—	66.7	11	12
Fixed-income securities:							
Long duration - mutual fund[d]	1	454.1	90	90	343.8	68	70
Long duration - Treasury strips[d]	2	81.7			55.3		
Other types of investments:							
Core property[g] [l]		—	—	—	21.3	4	—
Structured credit[h] [l]		—	—	—	0.7	—	—
Total		$ 597.4	100	100	587.7	100	100
UMWA Plans							
Cash, cash equivalents and receivables		$ 0.3	—	—	—	—	—
Equity securities:							
U.S. large-cap[a]	1	30.5	24	24	29.3	23	24
U.S. small/mid-cap[a]	1	13.4	10	11	13.3	10	11
International[a]	1	32.9	25	25	30.7	24	26
Emerging markets[b]	1	5.0	4	4	4.8	3	4
Dynamic asset allocation[c]	1	8.9	7	7	8.6	7	7
Fixed-income securities:							
High yield[e]	1	2.4	2	2	2.4	2	2
Emerging markets[f]	1	4.8	4	4	4.8	4	4
Multi asset real return[i]	1	5.9	4	5	6.0	4	5
Other types of investments:							
Core property[g] [l]		6.8	5	5	10.6	8	5
Structured credit[h] [l]		10.9	8	8	10.0	8	5
Global private equity[j] [l]		7.1	6	5	8.2	6	7
Energy debt[k] [l]		0.7	1	—	0.8	1	—
Total		$ 129.6	100	100	129.5	100	100

(a) These categories include a passively managed U.S. large-cap equity mutual fund, an actively managed U.S. small/mid-cap equity and a Non-U.S. equity mutual fund that track various indices such as the S&P 500 Index, the Russell 2500 Index and the MSCI All Country World Ex-U.S. Index.

(b) This category represents an actively managed mutual fund that invests primarily in equity securities of emerging market issuers. Emerging market countries are those countries that are characterized as developing or emerging by any of the World Bank, the United Nations, the International Finance Corporation, or the European Bank for Reconstruction and Development or included in an emerging markets index by a recognized index provider.

(c) This category represents an actively managed mutual fund that seeks to generate, over time, a total return in excess of the broad U.S. equity market by selecting investments from among a broad range of asset classes based upon the manager's expectations of risk and return. The fund's allocations among asset classes may be adjusted over short periods and can vary from multiple to a single asset class.

(d) This category represents actively managed mutual funds that seek to duplicate the risk and return characteristics of an intermediate to a long-term fixed-income security portfolio with an approximate duration of 10 to 15 years and longer. This is achieved by using an intermediate duration credit bond fund and a long duration credit bond mutual fund. This category also includes Treasury future contracts and zero-coupon securities created by the U.S. Treasury.

(e) This category represents an actively managed mutual fund that invests primarily in fixed-income securities rated below investment grade, including corporate bonds and debentures, convertible and preferred securities and zero-coupon obligations. The fund's average weighted maturity may vary and will generally not exceed ten years.

(f) This category represents an actively managed mutual fund that invests primarily in U.S. dollar-denominated debt securities of government, government-related and corporate issuers in emerging market countries, as well as entities organized to restructure the outstanding debt of such issuers.

(g) This category represents an actively managed real estate fund of funds that seeks both current income and long-term capital appreciation through investing in underlying funds that acquire, manage, and dispose of commercial real estate properties. These properties are high-quality, low-leveraged, income-generating office, industrial, retail, and multi-family properties, generally fully-leased to creditworthy companies and governmental entities.

(h) This category invests primarily in a diversified portfolio comprised primarily of collateralized loan obligations and other structured credit investments backed primarily by bank loans.

(i) This category represents an actively managed mutual fund that invests primarily in fixed income and equity securities and commodity linked instruments. The category seeks total returns that exceed the rate of inflation over a full market cycle regardless of market conditions.

(j) This category will offer exposure to a diversified pool of global private assets fund investments. Further, the category will seek to shorten the duration of the typical private assets fund of funds through a dedicated focus on secondary strategies (i.e. funds whose investment strategy is to purchase interests in other private market investments/funds as a way to provide the original investors liquidity prior to the end of those investments'/funds' contracted end date), income-producing investment strategies (e.g. debt, real estate, and to a lesser extent, real assets), and underlying funds whose stated life is five to seven years, as opposed to the more typical 10-year life of private assets funds.

(k) This category invests in credit securities of commodity oriented companies affected by the dislocation in the commodity markets with the investment objective of producing an equity like return with less downside risk than equity or commodity investments.

(l) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

Assets of our U.S. plans are invested with an objective of maximizing the total return, taking into consideration the liabilities of the plan, and minimizing the risks that could create the need for excessive contributions. Plan assets are invested primarily using actively managed accounts with asset allocation targets listed in the tables above. Our policy does not permit the purchase of Brink's common stock if immediately after any such purchase the aggregate fair market value of the plan assets invested in Brink's common stock exceeds 10% of the aggregate fair market value of the assets of the plan, except as permitted by an exemption under ERISA. The plans rebalance their assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The global private equity investment cannot be redeemed due to the nature of the underlying investments. As the global private equity investment matures and becomes fully invested, liquidating distributions will be provided back to investors. We expect to receive liquidating distributions over the stated life of the underlying investments. We have $4 million in unfunded commitments related to the global private equity investment.

Most of the investments of our U.S. retirement plans can be redeemed daily. The structured credit investment can be redeemed quarterly with 65 days' notice. The core property fund investments can be redeemed quarterly with 105 days' notice.

We believe all plans have sufficient liquidity to meet the needs of the plans' beneficiaries in all market scenarios.

Non-U.S. Plans

(In millions, except for percentages)	December 31, 2025			December 31, 2024		
	Total Fair Value	% Actual Allocation	% Target Allocation	Total Fair Value	% Actual Allocation	% Target Allocation
Non-U.S. Pension Plans						
Cash and cash equivalents	$ 0.6	—	—	0.5	—	—
Equity securities:						
U.S. equity funds[a]	7.7			7.3		
Canadian equity funds[a]	2.4			1.8		
European equity funds[a]	—			0.6		
Emerging markets[a]	0.1			—		
Other global equity funds[a]	7.3			8.1		
Total equity securities	17.5	7	8	17.8	7	8
Fixed-income securities:						
Canadian fixed-income securities[b]	57.3			49.7		
European fixed-income funds[c]	16.5			13.4		
High-yield[d]	0.1			0.3		
Emerging markets[e]	0.2			0.3		
Long-duration[f]	50.1			57.5		
Total fixed-income securities	124.2	51	49	121.2	51	49
Other types of investments:						
Guaranteed contract value[g]	79.1	33	36	77.9	33	36
Property funds[h]	6.4			6.2		
Global infrastructure fund[i]	8.5	9	7	7.5	9	7
Other	7.4			7.4		
Total other types of investments	101.4			99.0		
Total	$ 243.7	100	100	238.5	100	100

(a)   These categories are comprised of equity index actively and passively managed funds that track various indices such as S&P 500 Composite Total Return Index, Russell 2500 Index, MSCI World Index, S&P/TSX Composite Index and others. Some of these funds use a dynamic asset allocation investment strategy seeking to generate total return over time by selecting investments from among a broad range of asset classes, investing primarily through the use of derivatives.

(b)   This category seeks to duplicate the risk and return characteristics of an intermediate to a long-term fixed-income security portfolio with an approximate duration of 10 to 15 years and longer. This is achieved by using a mix of actively managed fixed income mutual funds, which invest in bonds issued by Canadian issuers, as well as Canadian-dollar denominated zero-coupon securities issued by the Canadian Federal and Provincial governments, and agencies thereof.

(c)   This category is primarily designed to generate income and exhibit volatility similar to that of the Sterling denominated bond market. This category primarily invests in investment grade or better securities.

(d)   This category consists of global high-yield bonds. This category invests in lower rated and unrated fixed income, floating rate and other debt securities issued by European and American companies.

(e)   This category consists of a diversified portfolio of debt securities issued by governments, financial institutions, companies or other entities domiciled in emerging market countries.

(f)   This category is designed to achieve a return consistent with holding longer term debt instruments. This category invests in interest rate and inflation derivatives, government-issued bonds, real-return bonds, and futures contracts.

(g)   This represents the guaranteed contract value of insurance contracts in the Netherlands pension plan.

(h)   This category offers exposure to limited partnerships invested in diversified real estate, participating mortgages, and property for development and resale.

(i)   This category is a limited partnership invested in fund of funds designed to acquire and maintain a diversified portfolio of global infrastructure investments (within targeted sub-sectors with varied maturities) that realizes a minimum of 10% annual return over a three-year rolling period.

Asset allocation strategies for our non-U.S. plans are designed to accumulate a diversified portfolio among markets and asset classes in order to reduce market risk and increase the likelihood that pension assets are available to pay benefits as they are due. Assets of non-U.S. pension plans are invested primarily using actively managed accounts. The weighted-average asset allocation targets are listed in the table above, and reflect limitations on types of investments held and allocations among asset classes, as required by local regulation or market practice of the country where the assets are invested. Most of the investments of our non-U.S. retirement plans can be redeemed at least monthly, except for a portion of "Other" in the above table, which can be redeemed quarterly.

Non-U.S. Plans - Fair Value Measurements

(In millions)		December 31, 2025	December 31, 2024
Quoted prices in active markets for identical assets (Level 1)	$	111.3	89.6
Significant other observable inputs (Level 2)		23.7	43.4
Guaranteed contract value (Level 3)[a]		79.1	77.9
Other insurance contract value (Level 3)[b]		3.8	3.0
Net asset value per share practical expedient[c]		25.8	24.6
Total fair value	$	243.7	238.5

[a] In 2020, we acquired operations in the Netherlands as part of the U.K.-based G4S plc ("G4S") acquisition. As a result, we acquired insurance contract assets related to the Netherlands pension plan. These investments are valued at the highest value available at year end, either the reported cash surrender value of the contract or the vested benefit obligation ("VBO"). The VBO for a defined benefit pension plan is the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee's expected date of separation or retirement. Both the cash surrender value and the VBO are determined based on unobservable inputs, which are contractually or actuarially determined, regarding returns, fees, the present value of the future cash flows of the contract and benefit obligations. The contract is classified as a Level 3 investment.

[b] In 2021, our Belgium plans invested in a traditional group insurance policy, where assets are invested in the insurers' main fund with a minimum guaranteed rate. The contracts are valued based on the weighted average return of each individual insured contract. The contract value is determined based on unobservable inputs. The contract is classified as a Level 3 investment.

[c] In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

Savings Plans

We sponsor various defined contribution plans to help eligible employees provide for retirement. We record expense for amounts that we contribute on behalf of employees, usually in the form of matching contributions. We matched the first 2% of employees' eligible contributions to our U.S. 401(k) plan. Our matching contribution expense is as follows:

(In millions)				
Years Ended December 31,		**2025**	2024	2023
U.S. 401(k)	$	**9.8**	9.9	9.9
Other plans		**13.1**	13.3	10.7
Total	$	**22.9**	23.2	20.6

Note 5 - Income Taxes

(In millions)		Years Ended December 31,		
		2025	2024	2023
Income (loss) from continuing operations before income taxes				
U.S.	$	71.6	(39.3)	1.8
Foreign		282.3	305.6	234.0
Income from continuing operations before income taxes	$	353.9	266.3	235.8
Provision (benefit) for income taxes from continuing operations				
Current tax expense (benefit)				
U.S. federal	$	3.7	1.0	2.7
State		5.4	3.4	4.0
Foreign		112.9	106.3	109.8
Current tax expense		122.0	110.7	116.5
Deferred tax expense (benefit)				
U.S. federal	$	10.6	(25.0)	30.4
State		0.5	1.4	(4.0)
Foreign		10.2	5.6	(3.7)
Deferred tax expense (benefit)		21.3	(18.0)	22.7
Total Income tax expense (benefit)				
U.S. federal	$	14.3	(24.0)	33.1
State		5.9	4.8	—
Foreign		123.1	111.9	106.1
Provision for income taxes of continuing operations	$	143.3	92.7	139.2

(In millions)		Years Ended December 31,		
		2025	2024	2023
Comprehensive provision (benefit) for income taxes allocable to				
Continuing operations	$	143.3	92.7	139.2
Discontinued operations		—	0.4	0.5
Other comprehensive income (loss)		(13.1)	12.0	(4.5)
Comprehensive provision for income taxes	$	130.2	105.1	135.2

Rate Reconciliation

The following table reconciles the difference between the actual tax rate on continuing operations and the statutory U.S. federal income tax rate of 21% for 2025.

		Year Ended December 31,	
(In percentages)		**2025**	
		Amount	Percent
U.S. Federal Statutory Income Tax Rate	$	**74.3**	**21.0 %**
State and local tax effects, (net of federal income tax effects)[a]		5.9	1.6
Domestic Federal			
Tax credits			
Foreign tax credits		(18.2)	(5.1)
Others		(0.5)	(0.1)
Changes in federal valuation allowances		15.4	4.4
Effect of cross-border tax laws			
Global intangible low-taxed income (net of foreign tax credits)		7.6	2.1
Foreign derived intangible income		(6.4)	(1.8)
Other		1.3	0.4
Nontaxable or nondeductible items			
Nondeductible officer compensation		6.1	1.7
Excess tax benefits on share-based payments		(3.9)	(1.1)
Other		1.5	0.4
Other reconciling items		(1.8)	(0.5)
Worldwide - changes in unrecognized tax benefits		(8.3)	(2.3)
Foreign Tax Effects			
Argentina			
Foreign rate differential		2.6	0.7
Deductible inflation adjustment		(9.9)	(2.8)
Non-deductible hyperinflationary adjustments		12.6	3.6
Withholding taxes		10.4	2.9
Brazil		5.9	1.7
France		4.4	1.2
Mexico			
Foreign rate differential		7.0	2.0
Non-deductible employee cost		5.0	1.4
Other non-deductible expenses		3.6	1.0
Withholding taxes		4.5	1.3
Other		(1.2)	(0.3)
Netherlands			
Exchange gain		14.9	4.2
Change in valuation allowances		(5.6)	(1.6)
Other		(2.5)	(0.7)
Other foreign jurisdictions[b]		18.6	5.2
Effective Tax Rate	$	143.3	40.5 %

(a)   State taxes in Texas, California, and the state and city of New York make up greater than 50% of the tax effects in this category.
(b)   No other foreign jurisdiction contributes a reconciling tax effect item of greater than 5% of pretax income at the U.S. Federal statutory rate.

The following table reconciles the difference between the actual tax rate on continuing operations and the statutory U.S. federal income tax rate of 21% for 2025, 2024 and 2023.

	Years Ended December 31,		
(In percentages)	**2025**	2024	2023
U.S. federal tax rate	**21.0 %**	21.0 %	21.0 %
Increases (reductions) in taxes due to:			
Foreign rate differential	**4.0**	7.5	4.7
Taxes on cross border income, net of credits	**3.2**	2.9	7.9
Adjustments to valuation allowances	**3.2**	(2.8)	18.5
Foreign income taxes	**5.7**	(1.0)	6.0
French business tax	**0.3**	0.3	0.4
State income taxes, net	**1.6**	2.0	0.6
Share-based compensation	**0.6**	1.3	1.8
Acquisition costs	**0.1**	—	0.2
Nondeductible fines and penalties	**0.1**	3.8	—
Other[a]	**0.7**	(0.2)	(2.1)
Actual income tax rate on continuing operations	**40.5 %**	34.8 %	59.0 %

(a)   No individual item is above a 5% threshold.

Components of Deferred Tax Assets and Liabilities

	December 31,	
(In millions)	**2025**	2024
Deferred tax assets		
Pension liabilities	$ **25.8**	26.9
Retirement benefits other than pensions	**14.0**	10.8
Lease liabilities	**116.0**	99.5
Workers' compensation and other claims	**25.8**	26.3
Property and equipment, net	**46.5**	42.3
Other assets and liabilities	**109.3**	117.2
Net operating loss carryforwards	**63.0**	54.4
Interest limitations and other tax carryforwards[a]	**101.0**	80.2
Foreign tax and other tax credits[b]	**51.7**	61.1
Subtotal	**553.1**	518.7
Valuation allowances	**(136.5)**	(118.1)
Total deferred tax assets	**416.6**	400.6
Deferred tax liabilities		
Right-of-use assets, net	**107.2**	93.0
Goodwill and other intangibles	**107.9**	101.1
Other assets and miscellaneous	**30.7**	30.1
Deferred tax liabilities	**245.8**	224.2
Net deferred tax asset	$ **170.8**	176.4
Included in:		
Noncurrent assets	$ **237.3**	239.2
Noncurrent liabilities	**(66.5)**	(62.8)
Net deferred tax asset	$ **170.8**	176.4

(a)   U.S. interest limitation carryforward of $63.8 million has an unlimited carryforward and is not subject to a valuation allowance. In addition, foreign interest limitation and other tax carryforwards of $37.2 million have an unlimited carryforward and are subject to a full valuation allowance.

(b)   U.S. foreign tax credits of $50.3 million expire in various years between 2025 and 2033 and other remaining credits of $1.3 million have various expiration periods. The U.S. foreign tax credits and other credits have a valuation allowance of $50.3 million.

Valuation Allowances

Valuation allowances relate to deferred tax assets for certain federal credit carryforwards, certain state and non-U.S. jurisdictions. Based on our analysis of positive and negative evidence including historical and expected future taxable earnings, and a consideration of available tax-planning strategies, we believe it is more-likely-than-not that we will realize the benefit of the existing deferred tax assets, net of valuation allowances, at December 31, 2025.

(In millions)		Years Ended December 31,		
		2025	2024	2023
Valuation allowances:				
Beginning of year	$	**118.1**	128.0	77.3
Expiring tax credits		**(0.9)**	(0.2)	(0.1)
Acquisitions and dispositions		**3.2**	(0.1)	(0.9)
Changes in judgment about deferred tax assets[(a)]		**15.9**	1.3	32.5
Other changes in deferred tax assets, charged to:				
Income from continuing operations		**(7.0)**	(8.6)	11.3
Other comprehensive income (loss)		**1.1**	1.7	6.9
Foreign currency exchange effects		**6.1**	(4.0)	1.0
End of year	$	**136.5**	118.1	128.0

(a)   Changes in judgment about valuation allowances are based on a recognition threshold of "more-likely-than-not" of realizing beginning-of-year balances of deferred tax assets. Amounts are recognized in income from continuing operations. The 2023 change in judgment includes the impact of Internal Revenue Notices which provide relief for foreign taxes paid in any taxable year beginning on or after December 28, 2021, and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We determined a significant amount of the post-2021 foreign withholding taxes will now be eligible for U.S. foreign income tax credit treatment and therefore our U.S. operations will annually be generating new foreign tax credits which should be creditable in the year generated. The 2025 change in judgment includes the impact of the One Big Beautiful Bill Act which included modifications to the U.S. taxation of worldwide income among other changes. As a result, we no longer expect to be able to utilize a substantial amount of our foreign tax credit carryforwards to offset the future tax prior to their expiration.

Net Operating Losses

The gross amount of the net operating loss carryforwards as of December 31, 2025, was $434.0 million. The tax benefit of net operating loss carryforwards, before valuation allowances, as of December 31, 2025, was $63.0 million, and expires as follows:

(In millions)		Federal	State	Foreign	Total
Years of expiration					
2026-2030	$	—	—	3.6	3.6
2031-2035		—	0.6	1.0	1.6
2036 and thereafter		—	10.2	6.0	16.2
Unlimited		—	1.3	40.3	41.6
	$	—	12.1	50.9	63.0

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)		Years Ended December 31,		
		2025	2024	2023
Uncertain tax positions:				
Beginning of year	$	**21.6**	23.5	23.5
Increases related to prior-year tax positions		**2.5**	—	2.1
Decreases related to prior-year tax positions		**(6.5)**	(1.3)	(2.7)
Increases related to current-year tax positions		**2.0**	2.0	2.4
Increases related to acquisitions		**0.5**	0.8	—
Settlements		**(0.9)**	(0.1)	—
Effect of the expiration of statutes of limitation		**(3.6)**	(2.5)	(2.5)
Foreign currency exchange effects		**0.2**	(0.8)	0.7
End of year	$	**15.8**	21.6	23.5

Included in the balance of unrecognized tax benefits at December 31, 2025, are potential benefits of approximately $13.8 million that, if recognized, will reduce the effective tax rate on income from continuing operations.

We recognize accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. We reverse interest and penalty accruals when a statute of limitation lapses or when we otherwise conclude the amounts should not be accrued. The impact of interest and penalties on the 2025, 2024 and 2023 tax provisions was not significant. We had accrued interest and penalties of $2.9 million at December 31, 2025, and $5.3 million at December 31, 2024.

We file income tax returns in the U.S. federal and various state and foreign jurisdictions. With few exceptions, as of December 31, 2025, we are no longer subject to any state and local, or non-U.S. income tax examinations by tax authorities for years before 2022.

Cash Taxes

The following table provides the cash income taxes paid, net of refunds, for 2025.

(in millions)	Year ended December 31, 2025	
US Federal	$	—
US State		
Others[a]		4.7
Foreign		
Mexico		39.7
Argentina		18.1
Others[a]		73.2
Total	**$**	**135.7**

(a) There were no other individual jurisdictions above the 5% threshold.

Note 6 - Property and Equipment

The following table presents our property and equipment that is classified as held and used:

(In millions)		December 31, 2025	December 31, 2024
Land	$	52.6	47.6
Buildings		248.9	228.0
Leasehold improvements		308.4	284.8
Vehicles		855.0	777.9
Capitalized software[a]		323.0	285.5
DRS devices leased to customers		374.5	282.8
Other machinery and equipment		854.3	709.3
		3,016.7	2,615.9
Accumulated depreciation and amortization		(1,886.2)	(1,633.2)
Property and equipment, net	$	1,130.5	982.7

(a)   Amortization of capitalized software costs included in continuing operations was $24.4 million in 2025, $19.3 million in 2024 and $15.5 million in 2023.

Note 7 - Goodwill and Other Intangible Assets

Goodwill

Based on our management structure, we have four reporting units, which are equal to our operating segments:

- North America
- Latin America
- Europe
- Rest of World

We performed a goodwill impairment test on these reporting units as of October 1, 2025 and performed a qualitative assessment to determine whether it was more likely than not that the fair value of each reporting units were less than their carrying values. Factors considered in the qualitative assessment included, among other things, macroeconomic conditions, industry and market conditions, financial performance of the reporting unit, and other relevant entity and reporting unit considerations. We concluded the estimated fair value of each reporting unit was greater than the carrying value of equity as of our testing date. As a result of the evaluation, we concluded that goodwill was not impaired.

We completed these goodwill impairment tests, as well as the tests in the previous two years, with no impairment charges required.

The changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025			
(In millions)	Beginning Balance	Acquisitions/ Dispositions	Segment Reallocation[a]	Currency	Ending Balance
Goodwill:					
North America	$ 486.5	—	—	0.3	486.8
Latin America	208.5	0.9	—	12.8	222.2
Europe	348.1	8.0	36.3	41.5	433.9
Rest of World	391.8	—	(36.3)	16.9	372.4
Total Goodwill	$ 1,434.9	8.9	—	71.5	1,515.3

(a) Operations in certain geographies were moved from the Rest of World to the Europe segment, effective December 31, 2025. See Note 3 for more information. As part of this change, we have reallocated Goodwill between these two segments based on the estimated relative fair value of the business which moved as compared to the total Rest of World segment.

		December 31, 2024		
(In millions)	Beginning Balance	Acquisitions/ Dispositions	Currency	Ending Balance
Goodwill:				
North America	$ 477.7	9.4	(0.6)	486.5
Latin America	230.8	3.3	(25.6)	208.5
Europe	364.9	2.0	(18.8)	348.1
Rest of World	400.4	—	(8.6)	391.8
Total Goodwill	$ 1,473.8	14.7	(53.6)	1,434.9

Intangible Assets

The following table summarizes our other intangible assets by category:

	December 31, 2025			December 31, 2024			Weighted- average amortization period
(In millions)	Gross Carrying Amount[a]	Accumulated Amortization[a]	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	
Customer relationships	$ 641.3	(313.1)	328.2	$ 627.7	(271.2)	356.5	7.9
Indefinite-lived trade names	8.6	—	8.6	7.4	—	7.4	—
Finite-lived trade names	35.9	(30.1)	5.8	39.7	(27.7)	12.0	1.4
Developed technology	66.7	(24.1)	42.6	64.8	(18.4)	46.4	7.8
Other	1.0	(1.0)	—	4.0	(4.0)	—	—
Total	$ 753.5	(368.3)	385.2	$ 743.6	(321.3)	422.3	

(a) $28.3 million of fully amortized intangible assets were written off in 2025.

Total amortization expense for our finite-lived intangible assets was $58.9 million in 2025 and $58.3 million in 2024. Our estimated aggregate amortization expense for finite-lived intangibles recorded at December 31, 2025, for the next five years is as follows:

(In millions)		2026	2027	2028	2029	2030
Amortization expense	$	53.6	50.6	47.5	47.0	42.9

Note 8 - Prepaid Expenses and Other

(In millions)		December 31, 2025	2024
Prepaid expenses	$	173.8	164.4
Assets held for sale		32.9	34.9
Income tax receivable		24.2	16.9
Sales-type lease inventory		18.2	24.3
Derivative instruments		7.0	24.7
Other		40.0	48.8
Prepaid expenses and other	$	296.1	314.0

Note 9 - Other Assets

(In millions)		December 31, 2025	2024
Sales-type lease receivables	$	127.3	97.4
Prepaid pension assets		42.4	20.9
Deposits		31.8	27.9
Marketable securities		19.1	31.3
Contract assets		16.6	17.6
Loans held for investment (see Note 19)		12.6	16.4
Other		103.4	89.7
Other assets	$	353.2	301.2

Note 10 - Accumulated Other Comprehensive Income (Loss)

The following tables provide the components of other comprehensive income (loss), including the amounts reclassified from accumulated other comprehensive income (loss) into earnings:

(In millions)	Amounts Arising During the Current Period		Amounts Reclassified to Net Income (Loss)		Total Other Comprehensive Income (Loss)
	Pretax	Income Tax	Pretax	Income Tax	
2025					
Amounts attributable to Brink's:					
Benefit plan adjustments	$ (14.6)	4.0	5.7	(1.7)	(6.6)
Foreign currency translation adjustments	144.3	9.9	(5.2)	1.1	150.1
Gains (losses) on available-for-sale securities	(6.7)	(1.4)	10.1	0.4	2.4
Gains (losses) on cash flow hedges	(0.3)	(1.0)	(7.7)	1.8	(7.2)
	122.7	11.5	2.9	1.6	138.7
Amounts attributable to noncontrolling interests:					
Benefit plan adjustments	(0.3)	—	—	—	(0.3)
Foreign currency translation adjustments	5.3	—	—	—	5.3
	5.0	—	—	—	5.0
Total					
Benefit plan adjustments[a]	(14.9)	4.0	5.7	(1.7)	(6.9)
Foreign currency translation adjustments[b]	149.6	9.9	(5.2)	1.1	155.4
Gains (losses) on available-for-sale securities[c]	(6.7)	(1.4)	10.1	0.4	2.4
Gains (losses) on cash flow hedges[d]	(0.3)	(1.0)	(7.7)	1.8	(7.2)
	$ 127.7	11.5	2.9	1.6	143.7
2024					
Amounts attributable to Brink's:					
Benefit plan adjustments	$ 50.5	(10.8)	5.6	(3.5)	41.8
Foreign currency translation adjustments	(178.8)	(6.2)	(4.6)	1.1	(188.5)
Gains (losses) on available-for-sale securities	(2.1)	0.8	(4.6)	4.4	(1.5)
Gains (losses) on cash flow hedges	15.6	(2.2)	(17.7)	4.4	0.1
	(114.8)	(18.4)	(21.3)	6.4	(148.1)
Amounts attributable to noncontrolling interests:					
Benefit plan adjustments	0.1	—	(0.3)	—	(0.2)
Foreign currency translation adjustments	(0.3)	—	—	—	(0.3)
	(0.2)	—	(0.3)	—	(0.5)
Total					
Benefit plan adjustments[a]	50.6	(10.8)	5.3	(3.5)	41.6
Foreign currency translation adjustments[b]	(179.1)	(6.2)	(4.6)	1.1	(188.8)
Gains (losses) on available-for-sale securities[c]	(2.1)	0.8	(4.6)	4.4	(1.5)
Gains (losses) on cash flow hedges[d]	15.6	(2.2)	(17.7)	4.4	0.1
	$ (115.0)	(18.4)	(21.6)	6.4	(148.6)

See page 98 for footnote explanations.

	Amounts Arising During the Current Period		Amounts Reclassified to Net Income (Loss)		Total Other Comprehensive Income (Loss)
	Pretax	Income Tax	Pretax	Income Tax	
2023					
Amounts attributable to Brink's:					
Benefit plan adjustments	$ (17.4)	4.3	2.2	(0.6)	(11.5)
Foreign currency translation adjustments	65.6	4.0	(5.2)	1.2	65.6
Gains (losses) on available-for-sale securities	(0.8)	(3.7)	5.0	(1.7)	(1.2)
Gains (losses) on cash flow hedges	1.9	(0.8)	(11.3)	1.8	(8.4)
	49.3	3.8	(9.3)	0.7	44.5
Amounts attributable to noncontrolling interests:					
Benefit plan adjustments	—	—	(0.1)	—	(0.1)
Foreign currency translation adjustments	(2.2)	—	—	—	(2.2)
	(2.2)	—	(0.1)	—	(2.3)
Total					
Benefit plan adjustments[a]	(17.4)	4.3	2.1	(0.6)	(11.6)
Foreign currency translation adjustments[b]	63.4	4.0	(5.2)	1.2	63.4
Gains (losses) on available-for-sale securities[c]	(0.8)	(3.7)	5.0	(1.7)	(1.2)
Gains (losses) on cash flow hedges[d]	1.9	(0.8)	(11.3)	1.8	(8.4)
	$ 47.1	3.8	(9.4)	0.7	42.2

(a)   The amortization of actuarial losses and prior service cost is part of total net periodic retirement benefit cost when reclassified to net income (loss). Net periodic retirement benefit cost also includes service cost, interest cost, expected returns on assets, and settlements. Total service cost is allocated between cost of revenues and selling, general and administrative expenses on a plan-by-plan basis and the remaining net periodic retirement benefit cost items are allocated to interest and other nonoperating income (expense):

		December 31,	
(In millions)	2025	2024	2023
Total net periodic retirement benefit cost included in:			
Cost of revenues	$ 6.8	6.8	5.9
Selling, general and administrative expenses	1.8	2.1	2.0
Interest and other nonoperating income (expense)	1.9	0.1	0.5

(b)   2025 foreign currency translation adjustment amounts reflect primarily the appreciation of the Mexican peso, the Brazilian real, the Colombian peso, the Chilean peso, the Malaysian ringgit, and the euro. 2024 foreign currency translation adjustment amounts reflect primarily the devaluation of the Mexican peso, the Brazilian real, the Canadian dollar, the Colombian peso, the Chilean peso, and the euro. 2023 foreign currency translation adjustment amounts reflect primarily the appreciation of the Mexican peso, the Brazilian real, the British pound, and the euro.

(c)   Unrealized gains and losses on available-for-sale debt securities are initially recognized in accumulated other comprehensive income (loss). When sold, gains and losses are then realized and reclassified to the consolidated statement of operations in the same period. Pretax amounts are classified in the consolidated statements of operations as interest and other income (expense). We realized a $10.1 million gain in 2025, a $4.6 million gain in 2024, and a $5.0 million loss in 2023 on sales of available-for-sale debt securities.

(d)   Pretax gains and losses on cash flow hedges are classified in the consolidated statements of operations as
•   other operating income (expense) (no gain or loss in 2025, no gain or loss in 2024 and a $7.8 million loss in 2023.)
•   interest expense ($7.7 million reduction to expense in 2025, $17.7 million reduction to expense in 2024, and $19.1 million reduction to expense in 2023.)

The changes in accumulated other comprehensive loss attributable to Brink's are as follows:

(In millions)	Benefit Plan Adjustments	Foreign Currency Translation Adjustments	Gains (Losses) on Available-for-Sale Securities	Gains (Losses) on Cash Flow Hedges	Total
Balance as of December 31, 2022	$ (290.7)	(433.8)	(0.6)	24.6	(700.5)
Other comprehensive income (loss) before reclassifications	(13.1)	69.6	(4.5)	1.1	53.1
Amounts reclassified from accumulated other comprehensive loss to net income (loss)	1.6	(4.0)	3.3	(9.5)	(8.6)
Other comprehensive income (loss) attributable to Brink's	(11.5)	65.6	(1.2)	(8.4)	44.5
Balance as of December 31, 2023	(302.2)	(368.2)	(1.8)	16.2	(656.0)
Other comprehensive income (loss) before reclassifications	39.7	(185.0)	3.1	13.4	(128.8)
Amounts reclassified from accumulated other comprehensive loss to net income (loss)	2.1	(3.5)	(4.6)	(13.3)	(19.3)
Other comprehensive income (loss) attributable to Brink's	41.8	(188.5)	(1.5)	0.1	(148.1)
Balance as of December 31, 2024	(260.4)	(556.7)	(3.3)	16.3	(804.1)
Other comprehensive income (loss) before reclassifications	(10.6)	154.2	(8.1)	(1.3)	134.2
Amounts reclassified from accumulated other comprehensive loss to net income (loss)	4.0	(4.1)	10.5	(5.9)	4.5
Other comprehensive income (loss) attributable to Brink's	(6.6)	150.1	2.4	(7.2)	138.7
Acquisitions of noncontrolling interests	—	(0.2)	—	—	(0.2)
Balance as of December 31, 2025	$ (267.0)	(406.8)	(0.9)	9.1	(665.6)

Note 11 - Fair Value of Financial Instruments

Investments in Marketable Securities

We have investments in mutual funds, equity securities and available-for-sale debt securities that are carried at fair value in the financial statements and are included in other assets on the consolidated balance sheet. For these investments, fair value was based on quoted market prices, which we have categorized as a Level 1 valuation.

Fixed-Rate Debt

The fair value and carrying value of our material fixed-rate debt, excluding any unamortized debt issuance costs, are as follows:

	December 31,	
(In millions)	**2025**	2024
2027 Senior Unsecured Notes		
Carrying value	**$ 600.0**	600.0
Fair value	**579.0**	558.7
2029 Senior Unsecured Notes		
Carrying value	**$ 400.0**	400.0
Fair value	**412.2**	399.0
2032 Senior Unsecured Notes		
Carrying value	**$ 400.0**	400.0
Fair value	**416.0**	397.2

Pricing inputs for nonpublic debt are often not observable. The fair value estimates of our senior notes reflect unobservable estimates and assumptions, which we have categorized as a Level 3 valuation. Our fair value estimates were based on the present value of future cash flows, discounted at rates for public debt at the measurement date. The rates for public debt were additionally adjusted for a factor which represented the change in the interest spreads between the inception rates and the public debt rates at the measurement date.

Forward and Swap Contracts

The fair values of our forward and swap contracts are based on the present value of net future cash payments and receipts, as well as inputs related to forward interest rates and forward currency rates that are derived principally from, or corroborated by, observable market data, which we have categorized as a Level 2 valuation.

Economic Hedges

We have outstanding foreign currency forward and swap contracts to hedge transactional risks associated with foreign currencies. At December 31, 2025, the notional value of our outstanding foreign currency forward and swap contracts was $982 million, with average maturities of approximately one month. These foreign currency forward and swap contracts primarily offset exposures in the euro, the Mexican peso, and the British pound and are not designated as hedges for accounting purposes. Accordingly, changes in their fair value are recorded immediately in earnings.

Cash flows related to economic hedges are reported in the consolidated statements of cash flows based on the nature of the underlying items being hedged. For the periods presented, such cash flows are reported in operating activities or investing activities.

The fair value of these contracts were recognized in the consolidated balance sheet as follows:

	December 31,	
(In millions)	2025	2024
Prepaid expenses and other	$ 4.2	19.0
Accrued liabilities	(5.3)	(10.1)
Net asset (liability)	$ (1.1)	8.9

Amounts under these contracts were recognized in other operating income (expense) as follows:

	Twelve Months Ended December 31,		
(In millions)	2025	2024	2023
Derivative instrument gains (losses) included in other operating income (expense)[a]	$ (17.9)	(11.0)	21.3

(a) Derivative instrument losses in 2025 were driven primarily by the impacts of hedging currency exposures on intercompany loans denominated in the euro, the British pound, and the Mexican peso. Derivative instrument losses in 2024 and derivative instrument gains in 2023 were driven primarily by the impacts of forward currency contracts to hedge exposure to the Mexican peso

Net Investment Hedges

We have entered into cross currency swaps and foreign exchange forward swap contracts to hedge a portion of our net investments in certain of our subsidiaries with euro and other functional currencies. We elected to use the spot method to assess effectiveness for these derivatives that are designated as net investment hedges for accounting purposes. Accordingly, changes in fair value attributable to changes in the undiscounted spot rates are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (loss) and will remain there until the hedged net investments are sold or substantially liquidated. We have elected to exclude the spot-forward difference from the assessment of hedge effectiveness and are amortizing this amount separately on a straight-line basis over the term of the cross currency swaps.

In 2023, we entered into a zero cost foreign exchange collar contract with a $215 million notional amount and a May 2026 expiration date. We sold a put option with a lower strike price and bought a call option with a higher strike price to manage the foreign exchange risk related to the final settlement of the $215 million notional cross currency swaps. Upon the execution of the zero cost foreign exchange collar contract, we de-designated the existing $215 million notional cross currency swaps and re-designated the combined $215 million notional cross currency swaps and zero cost collar into a new hedging instrument. At re-designation, the existing $215 million notional cross currency swaps had a non-zero fair value representing an off-market component of the participating cross currency swaps. The off-market value is being ratably amortized into earnings through May 2026. The combined cross currency swaps and zero cost collar has been designated as a net investment hedge for accounting purposes.

The fair value of these contracts were recognized in the consolidated balance sheet as follows:

	December 31,	
(In millions)	2025	2024
Euro net investment hedge[a]		
Prepaid expenses and other	$ 2.1	5.7
Accrued liabilities	(34.2)	—
Other noncurrent liabilities	(28.3)	(21.7)
Zero cost collar		
Prepaid expenses and other	$ 0.2	—
Other noncurrent asset	—	3.1
Other currency net investment hedges[b]		
Prepaid expenses and other	$ 0.5	0.1
Other noncurrent asset	0.2	—
Accrued liabilities	(0.7)	—
Other noncurrent liabilities	(1.1)	—
Net asset (liability)	$ (61.3)	(12.8)

(a) At December 31, 2025, swaps with a total notional value of $215 million will terminate in May 2026 and have a weighted average maturity of 0.3 years. Swaps with a total notional value of $185 million will terminate in April 2031 and have a weighted average maturity of 4.8 years.

(b) At December 31, 2025, the total notional value was $145 million with a weighted average maturity of 1.1 years. These contracts hedge portions of our net investments in subsidiaries with functional currencies of Hong Kong dollar; Singapore dollar; Japanese yen; Israeli shekel; Swiss franc; and Canadian dollar.

The effect of the amortization of the spot-forward difference on the net investment hedges, cross currency swaps, and foreign exchange forward swap contract is included as a benefit in interest expense as follows:

	Twelve Months Ended December 31,		
(In millions)	2025	2024	2023
Cross currency swaps designated as net investment hedges	$ (5.1)	(4.6)	(5.2)

Cash flows related to the amortization of the off-market component of net investment hedges are reported in investing activities. Cash flows from the termination and final settlement of net investment hedges are reported in investing activities. All other cash flows from net investment hedges are reported in operating activities.

Interest Rate Swaps - Cash Flow Hedges

We have periodically entered into interest rate swaps to hedge cash flow risk associated with changes in variable interest rates and we have designated the interest rate swaps as cash flow hedges for accounting purposes. Accordingly, changes in the fair value of these cash flow hedges are initially recorded in the gains (losses) on cash flow hedges component of accumulated other comprehensive income (loss). We reclassify amounts from accumulated other comprehensive income (loss) into earnings in the same periods that the hedged debt affects earnings.

In 2024, we elected to early terminate interest rate swaps with an aggregate notional value of $775 million and we received approximately $19 million in cash proceeds upon termination. The cash proceeds for terminating the swaps were reported as cash flows from operating activities.

In the first and third quarters of 2025, we entered into interest rate swaps totaling $150 million in notional value, all maturing in June 2027.

The fair values of our interest rate swaps were recognized in the consolidated balance sheet as follows:

		December 31,	
(In millions)		**2025**	2024
$100 million notional - June 2027 maturity[a]			
Accrued liabilities	$	(0.3)	—
Other noncurrent liabilities		(0.3)	—
$50 million notional - June 2027 maturity[a]			
Accrued liabilities	$	(0.1)	—
Other noncurrent liabilities		(0.1)	—
Net asset (liability)	$	(0.8)	—

(a) At December 31, 2025, swaps with a total notional value of $150 million will terminate in June 2027 and have a weighted average maturity of 0.8 years.

Amounts under these contracts were recognized in interest expense as follows:

		Twelve Months Ended December 31,		
(In millions)		2025	2024	2023
Impact to interest expense - (benefit) cost	$	(7.7)	(17.7)	(19.9)

Cash flows related to interest rate swaps are reported as operating activities.

Cross Currency Swap - Cash Flow Hedge
In the first quarter of 2019, we entered into a long term cross currency swap contract to hedge exposure in Brazilian real. This cross currency swap contract matured and was fully settled in the fourth quarter of 2023. The swap contract was designated as a cash flow hedge for accounting purposes and changes in the fair value of the cash flow hedge were initially recorded in the gains (losses) on cash flow hedges component of accumulated other comprehensive income (loss). We immediately reclassified from accumulated other comprehensive income (loss) to earnings an amount to offset the remeasurement recognized in earnings associated with the respective intercompany loan. Additionally, we reclassified amounts from accumulated other comprehensive income (loss) to interest expense that were associated with the interest rate differential between a U.S. dollar denominated intercompany loan and a Brazilian real denominated intercompany loan.

Before final settlement occurred in the fourth quarter of 2023, under this contract, we recognized a net derivative instrument loss of 8.7 million in 2023.

Contingent Consideration
In the second quarter of 2020, we acquired cash management operations in Malaysia from U.K.-based G4S Plc ("G4S") and have recorded a payable for contingent consideration. The contingent consideration will be paid when minimum dividend distributions are received by Brink's relating to cash on the balance sheets of the Malaysia subsidiaries as of the acquisition date. We used a probability-weighted approach to estimate the fair value of the contingent consideration. The fair value of the contingent consideration is the full $24 million that remains potentially payable as of December 31, 2025 as we believe it is unlikely that the contingent consideration payments will be reduced.

Other Financial Instruments
Other financial instruments include cash and cash equivalents, accounts receivable, floating rate debt, accounts payable and accrued liabilities. The financial statement carrying amounts of these items approximate the fair value.

There were no transfers in or out of any of the levels of the valuation hierarchy in 2025.

Note 12 - Accrued Liabilities

		December 31,	
(In millions)		**2025**	2024
Cash supply chain deposit liability[a]	$	**199.3**	166.5
Payroll and other employee liabilities		**176.0**	151.2
Taxes, except income taxes		**139.2**	134.0
Cash held by cash management services operations[b]		**106.4**	81.3
Operating lease liabilities		**92.2**	78.2
Derivative instruments		**40.6**	10.1
Workers' compensation and other claims		**31.1**	60.6
ATM surcharge/interchange payables		**30.1**	28.0
Accrued interest		**27.9**	28.2
Income taxes payable		**20.4**	28.0
DOJ/FinCEN investigations[c]		**18.2**	42.0
Retirement benefits		**18.1**	14.7
Contract liability		**15.0**	15.0
Chile antitrust matter[d]		**11.3**	9.9
Other		**254.4**	210.4
Accrued liabilities	$	**1,180.2**	1,058.1

(a)   In France, we offer services to certain customers requiring us to take temporary title to the cash received from the management of our customers' cash supply chains. The cash for which we have temporary title is restricted and cannot be used for any other purpose other than to service our customers who participate in this service offering.
(b)   Title to cash received and processed in certain of our secure cash management services operations transfers to us for a short period of time. The cash is generally credited to customers' accounts the following day and we record a liability while the cash is in our possession.
(c)   See Note 3 for more information on the DOJ/FinCEN investigations matters.
(d)   See Note 22 for more information on the Chile antitrust matter.

Note 13 - Other Long-term Liabilities

		December 31,	
(In millions)		**2025**	2024
Workers' compensation and other claims	$	**76.6**	75.7
Asset retirement and remediation obligations		**36.0**	33.8
Derivative instruments		**29.8**	21.7
Noncurrent transformation-related liabilities[a]		**25.9**	—
Acquisition-related obligations		**25.4**	23.3
Noncurrent tax liabilities		**17.3**	18.0
Deferred compensation		**12.1**	12.6
Post-employment benefits		**6.9**	6.5
Other		**49.0**	40.0
Other long-term liabilities	$	**279.0**	231.6

(a)   Certain transformation initiative services provided by third-party vendors are not due to be paid within the next twelve months.

Note 14 - Debt

(In millions)		December 31, 2025	December 31, 2024
Debt:			
Short-term borrowings			
Other (year end weighted average interest rate of 4.9% in 2025 and 6.5% in 2024)	$	**241.1**	149.3
Total short-term borrowings	$	**241.1**	149.3
Long-term debt			
Bank credit facilities:			
Term loans (year-end weighted average interest rate of 5.4% in 2025 and 6.2% in 2024)			
less unamortized issuance cost of $1.7 million in 2025 and $2.8 million in 2024	$	**1,223.3**	1,292.2
Senior unsecured notes (year-end effective interest rate of 4.6% for "2027 Senior Unsecured Notes", 6.5% for "2029 Senior Unsecured Notes" and 6.8% for "2032 Senior Unsecured Notes" respectively in 2025 and 2024)			
less unamortized issuance cost of $9.6 million in 2025 and $12.2 million in 2024		**1,390.4**	1,387.8
Revolving Credit Facility (year-end weighted average interest rate of 5.5% in 2025 and 6.2% in 2024)		**420.0**	399.7
Other facilities (year-end weighted-average interest rate of 4.3% in 2025 and 5.8% in 2024)[a]		**669.1**	432.1
Financing leases (year-end weighted-average interest rate of 7.1% in 2025 and 6.7% in 2024)		**270.4**	235.1
Total long-term debt	$	**3,973.2**	3,746.9
Total Debt	$	**4,214.3**	3,896.2
Included in:			
Current liabilities	$	**404.2**	291.0
Noncurrent liabilities		**3,810.1**	3,605.2
Total debt	$	**4,214.3**	3,896.2

(a)   Includes Other Revolving Credit Facilities of $557 million at December 31, 2025 and $359 million at December 31, 2024.

Long-Term Debt

Senior Secured Credit Facility

In June 2022, we amended our senior secured credit facility (the "Senior Secured Credit Facility") with Bank of America, N.A., as administrative agent. After the amendment, the Senior Secured Credit Facility consisted of a $1 billion revolving credit facility (the "Revolving Credit Facility") and $1.4 billion of term loans (the "Term Loans").

All loans under the Revolving Credit Facility and the Term Loans mature on June 23, 2027. Principal payments for the Term Loans are due quarterly in an amount equal to 0.625% of the initial loan amount for the first eight quarterly installment payments and 1.25% for subsequent payments with a final lump sum payment due on June 23, 2027. Interest rates for the Senior Secured Credit Facility are based on the Secured Overnight Financing Rate ("SOFR") plus a margin or an alternate base rate plus a margin. The Revolving Credit Facility allows us to borrow money or issue letters of credit (or otherwise satisfy credit needs) on a revolving basis over the term of the facility. As of December 31, 2025, $580 million was available under the Revolving Credit Facility. The obligations under the Senior Secured Credit Facility are secured by a first-priority lien on all or substantially all of the assets of the Company and certain of its domestic subsidiaries, including a first-priority lien on equity interests of certain of the Company's direct and indirect subsidiaries. The Company and certain of its domestic subsidiaries also guarantee the obligations under the Senior Secured Credit Facility.

The margin on both SOFR and alternate base rate borrowings under the Senior Secured Credit Facility is based on the Company's total net debt leverage ratio. The margin on SOFR borrowings, which can range from 1.25% to 1.75%, was 1.50% at December 31, 2025. The margin on alternate base rate borrowings, which can range from 0.25% to 0.75%, was 0.50% as of December 31, 2025. We also pay an annual commitment fee on the unused portion of the Revolving Credit Facility based on the Company's total net leverage ratio. The commitment fee, which can range from 0.15% to 0.28%, was 0.23%as of December 31, 2025.

Senior Unsecured Notes

In June 2024, we issued at par five-year senior unsecured notes (the "2029 Senior Unsecured Notes") in the aggregate principal amount of $400 million. The 2029 Senior Unsecured Notes will mature on June 15, 2029, and bear an annual interest rate of 6.5%. The 2029 Senior Unsecured Notes are general unsecured obligations guaranteed by certain of the Company's existing and future U.S. subsidiaries, which are also guarantors under the Senior Secured Credit Facility.

In June 2024, we issued at par eight-year senior unsecured notes (the "2032 Senior Unsecured Notes") in the aggregate principal amount of $400 million. The 2032 Senior Unsecured Notes will mature on June 15, 2032, and bear an annual interest rate of 6.75%. The 2032 Senior Unsecured Notes are general unsecured obligations guaranteed by certain of the Company's existing and future U.S. subsidiaries, which are also guarantors under the Senior Secured Credit Facility.

In October 2017, we issued at par ten-year senior unsecured notes (the "2027 Senior Unsecured Notes") in the aggregate principal amount of $600 million. The 2027 Senior Unsecured Notes will mature on October 15, 2027, bearing an annual interest rate of 4.625%. The 2027 Senior Unsecured Notes are general unsecured obligations guaranteed by certain of the Company's existing and future U.S. subsidiaries, which are also guarantors under the Senior Secured Credit Facility.

The 2027 Senior Unsecured Notes, the 2029 Senior Unsecured Notes, and the 2032 Senior Unsecured Notes (the "Senior Unsecured Notes") have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The notes were offered in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

The aggregate proceeds from the Senior Secured Credit Facility and the 2027 Senior Unsecured Notes were used in part to repay certain prior indebtedness and certain fees and expenses related to the closing of certain transactions. The remaining borrowings were used for working capital needs, capital expenditures, acquisitions and other general corporate purposes. The aggregate proceeds from the 2029 Senior Unsecured Notes and 2032 Senior Unsecured Notes were used to redeem the $400 million outstanding principal amount of our five-year senior unsecured notes issued in June 2020 (the "2025 Senior Unsecured Notes") prior to maturity and to repay a portion of the outstanding indebtedness under our Revolving Credit Facility. Before applying a portion of the net proceeds from this offering to redeem or repurchase the 2025 Senior Unsecured Notes as described above, we used such portion of the net proceeds for general corporate purposes and to temporarily repay additional amounts outstanding under our Revolving Credit Facility.

Other Facilities

Other facilities consists primarily of revolving credit facilities in our North America, Latin America and Europe segments ("Other Revolving Credit Facilities"). On an aggregate basis, borrowings under these facilities total $761 million with an additional $84 million available as of December 31, 2025, including $204 million in Short-term borrowings and $557 million in Other long-term debt. Maturity dates of the long-term facilities range from July 2027 to June 2028 and interest rates range from 3.70% to 5.00%. Borrowings under these facilities are secured by cash and certain receivables held by Brink's. In July 2024, we increased the capacity of the largest of these credit facilities from $250 million to $500 million.

Minimum repayments of long-term debt are as follows:

(In millions)	Financing leases	Other long-term debt	Total
2026	$ 72.7	90.4	163.1
2027	67.4	2,645.6	2,713.0
2028	51.9	136.7	188.6
2029	35.0	418.1	453.1
2030	26.6	11.4	38.0
Later years	16.8	411.9	428.7
Total	$ 270.4	3,714.1	3,984.5

The Senior Secured Credit Facility, Senior Unsecured Notes, Other Revolving Credit Facilities, and other debt facilities contain various financial and other covenants. The covenants, among other things, limit our ability to provide liens, restrict fundamental changes, limit transactions with affiliates and unrestricted subsidiaries, restrict changes to our fiscal year and to organizational documents, limit asset dispositions, limit the use of proceeds from asset sales, limit sale and leaseback transactions, limit investments, limit the ability to incur debt, restrict certain payments to shareholders, limit negative pledges, limit the ability to change the nature of our business, provide for a maximum consolidated net leverage ratio and provide for minimum coverage of interest costs. If we were not to comply with the terms of our various financing agreements, the repayment terms could be accelerated and the commitments could be withdrawn. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other financing agreements. We were in compliance with all of these covenants at December 31, 2025.

Financing Leases

Property and equipment acquired under financing leases are included in property and equipment as follows:

(In millions)	December 31,	
	2025	2024
Asset class:		
Buildings	**$ 33.5**	7.8
Vehicles	**330.3**	347.8
Machinery and equipment	**186.2**	122.6
	550.0	478.2
Less: accumulated amortization	**(223.8)**	(196.9)
Total	**$ 326.2**	281.3

Note 15 - Accounts Receivable and Credit Losses

Accounts receivable

	December 31,	
(In millions)	**2025**	2024
Trade	**$ 643.1**	603.9
Other	**143.5**	154.1
Total accounts receivable	**786.6**	758.0
Allowance for doubtful accounts	**(20.6)**	(24.5)
Accounts receivable, net	**$ 766.0**	733.5

Credit losses

We are exposed to credit losses primarily through sales of our cash and valuable management services and DRS and AMS services to customers with operations in the U.S. as well as customers in more than 100 countries outside the U.S. We typically invoice our customers on a monthly basis and payment terms are generally between 30 and 60 days.

We assess currently expected credit losses in our financial assets on a pool basis by aggregating financial assets with similar risk characteristics. We have pooled financial assets by geographic location because of the similarities within each location such as customers, payment terms, and services offered. Loss experience is monitored for each pool and we determine historical loss rates for each pool. These historical loss rates are the main assumption used in estimating expected credit losses over the life of the financial assets. We also considered current and expected economic conditions in determining an appropriate allowance.

We monitor the aging of accounts receivable by country and write off any accounts that are deemed uncollectible. We also monitor any significant economic events to identify any current or expected trends and risks within a pool that could impact the collectability of outstanding accounts receivable balances that were not contemplated or relevant during a previous period.

The following table is a rollforward of the allowance for doubtful accounts:

	Years Ended December 31,		
(In millions)	**2025**	2024	2023
Allowance for doubtful accounts:			
Beginning of year	**$ 24.5**	30.4	38.3
Provision for uncollectible accounts receivable	**6.3**	8.5	12.8
Write offs and recoveries	**(11.4)**	(13.6)	(21.1)
Foreign currency exchange effects	**1.2**	(0.8)	0.4
End of year	**$ 20.6**	24.5	30.4

Note 16 - Leases

We lease facilities, vehicles, certain DRS devices, ATMs, computers and other equipment under long-term operating and financing leases with varying terms. Most of the leases contain renewal and/or purchase options, exercisable at our sole discretion. The renewal periods differ by asset class and by country and are included in our determination of lease term if we determine we are reasonably certain to exercise the option.

We have taken the component election for all material asset categories, except certain DRS devices. This election allows us to account for lease components (e.g., fixed payments or variable payments that depend on a rate that can be determined at commencement, including rent for the right to use the asset) together with non-lease components (e.g., other fixed payments that deliver a good or service including common-area maintenance costs) in the calculation of the right-of-use asset and corresponding liability. Variable costs, such as inflation adjusted payments for facilities, or non-lease components that vary periodically (included as part of the component election), are expensed as incurred.

Our leases do not contain any material residual value guarantees or material restrictive covenants.

The components of lease assets and liabilities were as follows:

		December 31,	
(In millions)	Balance sheet classification	**2025**	2024
Assets:			
Operating lease assets	Right-of-use assets, net	**$ 388.7**	$ 354.9
Finance lease assets	Property and equipment, net	**326.2**	281.3
Total leased assets		**$ 714.9**	$ 636.2
Liabilities:			
Current:			
Operating	Accrued liabilities	**$ 92.2**	$ 78.2
Financing	Current maturities of long-term debt	**72.7**	61.4
Noncurrent:			
Operating	Lease liabilities	**310.2**	278.6
Financing	Long-term debt	**197.7**	173.7
Total lease liabilities		**$ 672.8**	$ 591.9

The components of lease expense were as follows:

	Years Ended December 31,		
(In millions)	**2025**	2024	2023
Operating lease cost[(a)]	**$ 159.5**	$ 148.7	$ 133.8
Short-term lease cost	**30.3**	23.3	25.5
Variable lease cost[(a)]	**91.0**	19.9	19.6
Finance lease cost:			
Amortization of related assets	**61.5**	52.4	44.5
Interest on related liabilities	**25.7**	17.5	14.0
Total lease cost	**$ 368.0**	$ 261.8	$ 237.4

(a) Includes expenses related to certain customer contracts in our AMS business, which contain embedded leases where variable lease costs are incurred for the space in which our ATMs reside. Prior periods have been adjusted to conform to the current year presentations.

Other information related to leases was as follows:

(In millions, except for lease term and discount rate)		Years Ended December 31,				
		2025		2024		2023
Supplemental Cash Flows Information						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	**134.5**	$	125.6	$	107.9
Operating cash flows from finance leases		**25.7**		17.5		14.0
Financing cash flows from finance leases		**75.9**		64.6		55.5
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases		**156.2**		132.2		104.3
Finance leases		**76.2**		75.1		92.0
Weighted Average Remaining Lease Term						
Operating leases		**6.4 years**		6.2 years		6.5 years
Finance leases		**4.4 years**		4.2 years		4.7 years
Weighted Average Discount Rate						
Operating leases		**7.3 %**		7.0 %		6.8 %
Finance leases		**7.1 %**		6.7 %		6.2 %

As of December 31, 2025, future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year were as follows:

(In millions)		Facilities	DRS Devices	Other	Total
2026	$	74.9	25.3	17.3	117.5
2027		61.6	23.2	11.2	96.0
2028		50.5	19.9	5.8	76.2
2029		37.8	13.4	1.3	52.5
2030		29.6	3.6	0.4	33.6
Later years		128.9	—	0.1	129.0
Total lease payments	$	383.3	85.4	36.1	504.8
Less: Interest		89.9	9.3	3.2	102.4
Present value of lease liabilities	$	293.4	76.1	32.9	402.4

As of December 31, 2025, minimum repayments of long-term debt under financing leases were as follows:

(In millions)		
2026	$	88.2
2027		78.3
2028		58.6
2029		38.7
2030		28.5
Later years		28.6
Total finance lease payments	$	320.9
Less: Interest		50.5
Present value of finance lease liabilities	$	270.4

Note 17 - Share-Based Compensation Plans

We have share-based compensation plans to attract and retain employees and non-employee directors and to more closely align their interests with those of our shareholders.

We have outstanding share-based awards granted to employees under the 2017 Equity Incentive Plan (the "2017 Plan") and under the 2024 Equity Incentive Plan (the "2024 Plan"). The 2017 Plan and the 2024 Plan permit grants of restricted stock, restricted stock units, performance stock, performance stock units, stock appreciation rights, and stock options, as well as other share-based awards to eligible employees. The 2017 Plan and the 2024 Plan also permit cash awards to eligible employees. The 2017 Plan became effective May 2017. The 2024 Plan became effective May 2024. During the first quarter ended March 31, 2023, the remaining outstanding awards granted under the 2013 Equity Incentive Plan (the "2013 Plan") were fully exercised. No further grants of awards will be made under the 2013 Plan or the 2017 Plan.

We also have outstanding deferred stock units granted to directors under the 2017 Plan and the 2024 Plan. Share-based awards were previously granted to directors and remain outstanding under the Non-Employee Directors' Equity Plan and the Directors' Stock Accumulation Plan, each of which has expired.

There are 2.6 million shares underlying share-based plans that are authorized, but not yet granted. Outstanding awards at December 31, 2025, include performance stock units, restricted stock units, deferred stock units, time-based stock options, and certain awards that will be settled in cash.

Compensation Expense

Compensation expense is measured using the fair-value-based method. For all share-based awards outstanding at December 31,2025, the retirement eligibility provisions require a minimum of a one year service period in order to meet the retirement eligible conditions. We recognize expense from the grant date to the earlier of the retirement-eligible date (provided it is not less than one year from the grant date) or the vesting date.

For awards considered liability awards, compensation cost is based on the change in the fair value of the instrument for each reporting period and the percentage of the requisite service that has been rendered.

Compensation expenses are classified as selling, general and administrative expenses in the consolidated statements of operations. Compensation expenses for the last three years and the amount of unrecognized expense for awards outstanding at December 31, 2025, were as follows:

	Compensation Expense			Unrecognized Expense for Nonvested Awards at	Weighted-average No. of Years Unrecognized Expense to be Recognized
	Years Ended December 31,			Dec 31, 2025	
(in millions except years)	**2025**	2024	2023		
Performance stock units	**$ 13.8**	25.2	20.3	$ 17.6	1.7
Restricted stock units	**10.6**	9.9	10.4	9.2	1.5
Deferred stock units and fees paid in stock	**1.6**	1.4	1.4	0.5	0.4
Cash based awards	**2.2**	1.9	2.8	1.1	1.4
Share-based payment expense	**28.2**	38.4	34.9		
Income tax benefit	**(6.5)**	(8.7)	(7.9)		
Share-based payment expense, net of tax	**$ 21.7**	29.7	27.0		

Value of Distributed or Exercised Awards

The value of shares distributed or options exercised in the last three years is as follows:

(in millions)		Value of Shares Distributed or Exercised[a]		
		Years Ended December 31,		
		2025	2024	2023
Performance stock units	$	**42.5**	35.3	16.3
Restricted stock units		**14.2**	13.4	8.5
Deferred stock units and fees paid in stock		**1.1**	1.4	1.0
Performance-based options[a]		**—**	1.3	3.0
Time-based vesting options[a]		**0.6**	2.2	0.1
Total	$	**58.4**	53.6	28.9
Income tax benefit realized	$	**13.9**	12.7	7.0

(a) Intrinsic value for options.

Restricted Stock Units ("RSUs")

We granted RSUs, which contain only a service condition as part of our compensation program. RSUs are paid out in shares of Brink's stock when the awards vest. For RSUs granted during the last three years, the units generally vest ratably in three equal annual installments following the grant date.

We measure the fair value of RSUs based on the price of Brink's stock at the grant date, adjusted for a discount for dividends not received or accrued during the vesting period. The weighted-average fair value per share at grant date was $89.26 in 2025, $85.14 in 2024 and $65.77 in 2023. The weighted-average discount was approximately 2% in each of 2025, 2024 and 2023.

The following table summarizes RSU activity during 2025:

	Shares (in thousands)		Weighted-Average Grant Date Fair Value Per Share
Nonvested balance as of December 31, 2024	290.4	$	74.24
Activity from January 1 to December 31, 2025:			
Granted	163.2		89.26
Forfeited	(38.5)		82.82
Vested	(151.4)		70.34
Nonvested balance as of December 31, 2025	263.7	$	84.52

Performance Stock Units ("PSUs")

Historically, we have granted Internal Metric PSUs ("IM PSUs") and Relative Total Shareholder Return PSUs ("TSR PSUs") as part of our compensation program.

The majority of outstanding IM PSUs contain a performance condition as well as a service condition. We measure the fair value of these PSUs based on the price of Brink's stock at the grant date, adjusted for a discount for dividends not received or accrued during the vesting period. For IM PSUs granted in 2022, the performance period was from January 1, 2022 to December 31, 2024. For IM PSUs granted in 2023, the performance period was from January 1, 2023 to December 31, 2025. For IM PSUs granted in 2024, the performance period is from January 1, 2024 to December 31, 2026. For IM PSUs granted in 2025, the performance period is from January 1, 2025 to December 31, 2027. In 2023, 2024, and 2025, we also granted IM PSUs to certain employees which contain a market condition (in the form of a relative TSR modifier), a performance condition, and a service condition. We measure the fair value of IM PSUs containing a market condition at the grant date using a Monte Carlo simulation model.

IM PSUs are paid out in shares of Brink's stock when the awards vest. For the IM PSUs granted in 2025, 2024 and 2023, the number of shares paid out ranges from 0% to 200% of an employee's award, depending on the achievement of pre-established financial goals over the performance period. Shares are not paid out if the financial results do not meet a pre-established threshold level of performance.

The following table summarizes all PSU activity during 2025:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share
Nonvested balance as of December 31, 2024	639.1	$ 72.64
Activity from January 1 to December 31, 2025:		
Granted	222.1	89.90
Forfeited or expired	(103.8)	81.18
Vested[a]	(235.0)	67.17
Nonvested balance as of December 31, 2025	522.4	$ 80.75

(a) The vested PSUs presented are based on the target amount of the award. In accordance with the terms of the underlying award agreements, the actual shares earned and distributed for the performance period ended December 31, 2024 were 440.2 thousand, compared to target shares of 235.0 thousand.

The following table provides the terms and weighted-average assumptions used in the Monte Carlo simulation model for the IM PSUs with a market condition granted in 2025, 2024, and 2023:

Terms and Assumptions Used to Estimate Grant Date Fair Value	2025 IM PSUs[a]	2024 IM PSUs[a]	2023 IM PSUs[a]
Terms of awards:			
Performance period	Jan. 1, 2025 to Dec. 31, 2027	Jan. 1, 2024 to Dec. 31, 2026	Jan. 1, 2023 to Dec. 31, 2025
Weighted-average assumptions used to estimate fair value:			
Expected dividend yield[b]	1.1 %	1.1 %	1.2 %
Expected stock price volatility[c]	29.4 %	31.1 %	41.9 %
Risk-free interest rate[d]	3.9 %	4.3 %	4.5 %
Contractual term in years	2.8	2.8	2.8
Weighted-average fair value estimates at grant date:			
In millions	$ 12.9	$ 10.5	$ 8.5
Fair value per share	$ 92.26	$ 83.81	$ 72.51

(a) In 2025, 2024, and 2023, we granted IM PSUs to certain employees which contain a market condition (in the form of a relative TSR modifier).
(b) The stock price projection in the Monte Carlo simulation model assumed a 0% dividend yield, which is mathematically equivalent to reinvesting dividends over the performance period. For the valuation of these PSUs with market conditions, because the holders of the awards have no rights to any dividend paid during the vesting period, we applied a dividend yield in the Monte Carlo simulation model to reduce the projected stock price as of the grant date.
(c) The expected stock price volatility was calculated on the grant date for the most recent term equivalent to the contractual term in years.
(d) The risk-free interest rate on each date of grant is the rate for a zero-coupon U.S. Treasury bill that was commensurate with the grant date contractual term.

Options

In 2020, we granted time-based vesting stock options to certain senior executives. We measure the fair value of these awards at the grant date using the Black-Scholes-Merton option pricing model.

When vested, options entitle the holder to purchase a specified number of shares of Brink's stock at a price set at the date the options were granted. The option price for Brink's options was equal to the market price of Brink's stock on the award date. Options granted to employees have a maximum term of six years.

Time-based Vesting Option Activity

The table below summarizes the activity associated with grants of time-based vesting options:

	Shares (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Grant Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[a] (in millions)
Outstanding at December 31, 2024[b]	22.5	$ 84.17	$ 20.98		
Exercised	(19.7)	84.52	21.15		
Outstanding at December 31, 2025	2.8	$ 81.69	$ 19.75	0.2	$ 0.1
Of the above, as of December 31, 2025:					
Exercisable	2.8	$ 81.69		0.2	$ 0.1
Expected to vest in future periods[c]	—	$ —		—	$ —

(a) The intrinsic value of a stock option is the difference between the market price of the shares underlying the option and the exercise price of the option. The market price at December 31, 2025 was $116.73.
(b) There were 22.5 thousand exercisable options with a weighted average exercise price of $84.17 at December 31, 2024 and 115.7 thousand exercisable options with a weighted average exercise price of $80.74 at December 31, 2023.
(c) At December 31, 2025, all outstanding time-based options were vested.

The following table provides the weighted-average assumptions used in the Black-Scholes-Merton option pricing model for the time-based vesting options granted in 2020:

Assumptions Used to Estimate Grant Date Fair Value of Time-Based Options	2020
Assumptions used to estimate fair value:	
Expected dividend yield[a]	0.7 %
Expected stock price volatility[b]	29.7 %
Risk-free interest rate[c]	1.3 %
Expected term in years[d]	4.5
Weighted-average fair value estimates at grant date:	
In millions	$ 1.7
Fair value per share	$ 21.10

(a) The expected dividend yield is the calculated annual yield on Brink's stock at the time of the grant.
(b) The expected stock price volatility was calculated at the time of the grant after reviewing the historic volatility of our stock using daily close prices.
(c) The risk-free interest rate at each grant date was the rate for a zero-coupon U.S. Treasury bill that was commensurate with the expected life of 4.5 years.
(d) The expected term of the options was based on historical exercise, expiration and post-cancellation behavior.

Deferred Stock Units ("DSUs")

We granted DSUs to our non-employee directors as part of our compensation program. We measure the fair value of DSUs at the grant date, based on the price of Brink's stock, and, if applicable, adjusted for a discount for dividends not received or accrued during the vesting period.

DSUs granted after 2014 will be paid out in shares of Brink's stock on the first anniversary of the grant date, provided that the director has not elected to defer the distribution of shares until a later date. DSUs granted prior to 2015, in general, will be paid out in shares of stock following separation from service.

The following table summarizes all DSU activity during 2025:

	Shares *(in thousands)*		Weighted-Average Grant-Date Fair Value
Nonvested balance as of December 31, 2024	13.6	$	87.93
Activity from January 1 to December 31, 2025:			
Granted	14.8		92.19
Vested	(13.6)		87.93
Nonvested balance as of December 31, 2025	14.8	$	92.19

The weighted-average grant-date fair value estimate per share for DSUs granted was $92.19 in 2025, $87.93 in 2024 and $62.43 in 2023.

Other Share-Based Compensation

We have a deferred compensation plan that allows participants to defer a portion of their compensation into stock units. Units will be redeemed by employees for an equal number of shares of Brink's stock. Employee deferred compensation accounts held 31,773 units at December 31, 2025, and 77,573 units at December 31, 2024.

We have a stock accumulation plan for our non-employee directors that, prior to 2014, provided for awards of stock units. Additionally, some fees paid to our directors are in the form of stock and may be deferred for distribution to a later date. Directors' deferred compensation accounts held 23,350 units at December 31, 2025, and 21,818 units at December 31, 2024.

Note 18 - Capital Stock

Common Stock
At December 31, 2025, we had 100 million shares of common stock authorized and 41.1 million shares issued and outstanding.

Dividends
We paid regular quarterly dividends on our common stock during the last three years. On September 17, 2025, the Board declared a regular quarterly dividend of 25.50 cents per share payable on December 1, 2025 to shareholders of record on November 3, 2025. The payment of future dividends is at the discretion of the Board and is dependent on our future earnings, financial condition, shareholder equity levels, cash flow, business requirements and other factors.

Preferred Stock
At December 31, 2025, we had the authority to issue up to 2.0 million shares of preferred stock with a par value of $10 per share.

Share Repurchase Program
In December 2025, our Board authorized a $750 million share repurchase program that expires on December 31, 2027 (the "2025 Repurchase Program").

Under the 2025 Repurchase Program, we are not obligated to repurchase any specific dollar amount or number of shares. The timing and volume of share repurchases may be executed at the discretion of management on an opportunistic basis, or pursuant to trading plans or other arrangements. Share repurchases under this program may be made in the open market, in privately negotiated transactions, or otherwise.

In November 2023, our Board authorized a $500 million share repurchase program (the "2023 Repurchase Program"). Under the 2023 Repurchase Program, in 2025, we repurchased a total of 2,210,616 shares of our common stock for an aggregate of $209.4 million and an average price of $94.74 per share. In 2024, we repurchased a total of 2,108,544 shares of our common stock for an aggregate of $203.6 million and an average price of $96.54 per share. These shares were retired upon repurchase. The 2023 Repurchase Program expired on December 31, 2025, with approximately $87 million remaining available.

In October 2021, we announced that our Board authorized a $250 million share repurchase program (the "2021 Repurchase Program"). Under the 2021 Repurchase Program, in 2023, we repurchased a total of 2,297,955 shares of our common stock for an aggregate of $169.9 million and an average price of $73.92 per share. These shares were retired upon repurchase. The 2021 Repurchase Program expired on December 31, 2023 with approximately $28 million remaining available.

Shares Used to Calculate Earnings per Share

	Years Ended December 31,		
(In millions)	**2025**	2024	2023
Weighted-average shares			
Basic[a]	**42.2**	44.3	46.2
Effect of dilutive stock awards	**0.3**	0.5	0.7
Diluted[a]	**42.5**	44.8	46.9
Antidilutive stock excluded from denominator	**—**	—	0.3

[a] We have deferred compensation plans for directors and certain of our employees. Some amounts owed to participants are denominated in common stock units. Each unit represents one share of common stock. The number of shares used to calculate basic earnings per share includes the weighted-average common stock units credited to employees and directors under the deferred compensation plans. Additionally, nonvested units containing only a service requirement are also included in the computation of basic weighted-average shares when the requisite service period has been completed. Accordingly, basic and diluted shares include weighted-average units of 0.2 million in 2025, 0.2 million in 2024 and 0.3 million in 2023.

Note 19 - Supplemental Cash Flow Information

		Years Ended December 31,	
	2025	2024	2023
Cash paid for:			
Interest	$ **239.6**	235.3	195.8
Income taxes, net	**135.7**	122.1	96.3

Argentina Marketable Securities

In the last three years, we have used available Argentine pesos to purchase equity and available-for-sale debt securities. Cash outflows for the purchase of these financial instruments totaled $67.9 million in 2025, $29.7 million in 2024, and $131.1 million in 2023. Cash inflows for the sale of these financial instruments totaled $73.9 million in 2025, $14.6 million in 2024, and $145.6 million in 2023. At the time of any future sale of these financial instruments, proceeds received will be solely in Argentine pesos. These cash flows are reported in investing activities.

Non-cash Investing and Financing Activities

We acquired armored vehicles, DRS devices and other equipment under financing lease arrangements in the last three years including $76.2 million in 2025, $75.1 million in 2024 and $92.0 million in 2023.

Loans Held for Investment

In France, as part of an ATM managed services contract for a large customer, we purchase the ATMs at the beginning of the contract. However, since these ATMs are specifically for the benefit of the customer and transfer back to the customer at the end of the contract, this is recorded as a financing transaction. As a result, the loan to the customer, net of payments received, is treated as investing cash flows.

Cash Paid for Acquisitions Included in Financing Activities

In 2025 we did not have any payments related to acquisitions recorded in financing activities. In 2024 we paid $0.8 million in settlements related to acquired business operations in the Europe segment. In 2023 we paid $10.3 million in settlements related to the NoteMachine acquisition and $0.8 million related to the Touchpoint 21 acquisition.

Restricted Cash (Cash Supply Chain Services)

In France, we offer services to certain of our customers where we manage some or all of their cash supply chains. Providing this service requires our French subsidiary to take temporary title to the cash received from the management of our customers' cash supply chains until the cash is returned to the customers. The cash for which we have temporary title is restricted and cannot be used for any other purpose other than to service our customers who participate in this service offering. The corresponding deposit liability is included in Accrued Liabilities on the consolidated balance sheets and these amounts are included in the change in restricted cash held for customers in the consolidated statements of cash flows.

In Malaysia, we offer ATM replenishment services to certain of our financial institution customers. Providing this service requires our Malaysia subsidiary to take temporary title to the cash received in advance of ATM replenishment. The cash for which we have temporary title is restricted and cannot be used for any other purpose other than to service our customers who participate in this service offering.

In accordance with our revolving credit facilities, we are required to maintain restricted cash reserves totaling $45.7 million ($44.0 million at December 31, 2024) and, due to this contractual restriction, we have classified these amounts as restricted cash.

At December 31, 2025, we held $541.0 million of restricted cash ($294.2 million represented restricted cash held for customers and $199.3 million represented accrued liabilities). At December 31, 2024, we held $445.1 million of restricted cash ($232.7 million represented restricted cash held for customers and $166.5 million represented accrued liabilities).

Lessor Debt Financing

In certain leasing transactions, we acquire assets through capital expenditures that are then sold to lessors in which the cash received is classified as borrowings from financing activities rather than proceeds from investing activities. Cash inflows related to these transactions totaled $43.2 million in 2025 compared to $46.6 million in 2024 and $7.5 million in 2023 and are included in Other long-term debt borrowings within financing activities in the consolidated statements of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

		December 31,	
(In millions)		2025	2024
Cash and cash equivalents	$	1,725.9	1,395.3
Restricted cash		541.0	445.1
Total, cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$	2,266.9	1,840.4

Note 20 - Other Operating Income (Expense)

(In millions)		Years Ended December 31,		
		2025	2024	2023
Foreign currency items:				
Transaction gains (losses)[a]	$	**11.7**	16.5	(85.1)
Derivative instrument gains (losses)		**(17.9)**	(11.0)	21.3
Royalty income		**10.2**	8.0	7.5
Impairment losses		**(4.1)**	(4.8)	(10.3)
Share in earnings of equity method affiliates		**2.8**	3.0	2.8
Gains (losses) on sale of property and other assets		**(0.6)**	3.9	1.9
Indemnification asset adjustments[b]		**0.2**	(2.4)	(3.4)
Contingent consideration liability adjustments[c]		**—**	—	6.2
Other		**3.2**	5.5	4.9
Other operating income (expense)	$	**5.5**	18.7	(54.2)

(a)   Includes remeasurement losses in Argentina of $17.0 million in 2025, $18.4 million in 2024 and $79.1 million in 2023 related to highly inflationary accounting.
(b)   Post-acquisition adjustments to indemnification assets recognized in previous business acquisitions.
(c)   In 2023, we derecognized contingent consideration liabilities, primarily related to the NoteMachine business acquisition.

Note 21 - Interest and Other Nonoperating Income (Expense)

(In millions)		Years Ended December 31,		
		2025	2024	2023
Interest income	$	**27.3**	48.9	36.3
Gain (loss) on equity and debt securities		**(3.8)**	5.0	(12.8)
Non-income taxes on intercompany billings		**(2.6)**	(2.1)	(2.6)
Argentina turnover tax		**(2.3)**	(3.4)	(6.8)
Retirement benefit cost other than service cost		**(1.9)**	(0.2)	(0.5)
Foreign currency transaction gains (losses)		**(1.8)**	0.3	(1.1)
Other		**(1.0)**	0.2	1.9
Interest and other nonoperating income (expense)	$	**13.9**	48.7	14.4

Note 22 - Other Commitments and Contingencies

At the end of the fourth quarter of 2018, we became aware of an investigation initiated by the Chilean Fiscalía Nacional Económica (the Chilean antitrust agency) ("FNE") related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. In October 2021, the FNE filed a complaint before the Chilean antitrust court alleging that Brink's Chile (as well as competitor companies) engaged in collusion in 2017 and 2018 and requested that the court approve a fine of $30.5 million. The Company filed its response to the complaint in November 2022, which signaled the beginning of the evidentiary phase. The Company intends to vigorously defend itself against the FNE's complaint. Based on available information to date, the Company recorded a charge of $9.5 million in the third quarter of 2021 in connection with this matter. After the third quarter of 2021, all adjustments to the contingent liability have resulted primarily from changes in currency rates.

In addition to the matter discussed above, we are involved in various other lawsuits and claims in the ordinary course of business. We are not able to estimate the loss or range of losses for some of these matters. We have recorded accruals for losses that are considered probable and reasonably estimable. Except as otherwise noted, we do not believe that it is reasonably possible the ultimate disposition of any of the legal matters currently pending against the Company could have a material adverse effect on our liquidity, financial position or results of operations.

At December 31, 2025, we had noncancellable commitments for $29.5 million in equipment purchases, and information technology and other services.

Note 23 - Subsequent Event

Acquisition of NCR Atleos Corporation ("NCR Atleos")

On February 26, 2026, the Company entered into a definitive agreement to acquire NCR Atleos, in a cash and stock transaction valued at approximately $6.6 billion, comprised of 11.5 million shares of Brink's common stock and $2.2 billion in cash, plus the assumption of approximately $2.6 billion of NCR Atleos' indebtedness. The transaction is expected to close in the first quarter of 2027, subject to regulatory approval and other customary closing conditions. The Company is currently evaluating the accounting impact of the transaction. Accordingly, the financial effects of the acquisition have not been reflected in the consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer ("CEO") and Executive Vice President and Chief Financial Officer ("CFO"), have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the CEO and CFO, and under the oversight of our Board, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this Annual Report on Form 10-K, issued an opinion on the effectiveness of internal control over financial reporting. KPMG's report appears on page 121 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Brink's Company:

Opinion on Internal Control Over Financial Reporting

We have audited The Brink's Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Richmond, Virginia
February 26, 2026

ITEM 9B. OTHER INFORMATION

During the fiscal year ended December 31, 2025, one former officer adopted a Rule 10b5-1 trading arrangement. During the fiscal year ended December 31, 2025, no current directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified, or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics that applies to all of the directors, officers and employees (including the Chief Executive Officer, Chief Financial Officer and Controller) and have posted the Code of Ethics on our website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer or Controller by posting this information on the website. The internet address is www.brinks.com.

The information regarding executive officers is included in this report following Item 4, under the caption "Information about Our Executives Officers." Other information required by Item 10 is incorporated by reference to our definitive proxy statement expected to be filed pursuant to Regulation 14A within 120 days after December 31, 2025.

We have adopted an Insider Trading Policy that governs the purchase, sale and/or other dispositions of our securities that applies to our directors, officers and employees, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to our definitive proxy statement expected to be filed pursuant to Regulation 14A within 120 days after December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to our definitive proxy statement expected to be filed pursuant to Regulation 14A within 120 days after December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to our definitive proxy statement expected to be filed pursuant to Regulation 14A within 120 days after December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference to our definitive proxy statement expected to be filed pursuant to Regulation 14A within 120 days after December 31, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1.   All financial statements – see pages 59–118.

        2.   Financial statement schedules – not applicable.

        3.   Exhibits – see exhibit index.

ITEM 16. FORM 10-K SUMMARY

None.

Exhibit Index

Each exhibit listed as a previously filed document is hereby incorporated by reference to such document.

Exhibit Number	Description
2.1†	Share Purchase Agreement, dated as of February 26, 2020 between the Company and G4S. Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on July 10, 2020.
2.2†	Second Share Purchase Agreement, dated as of February 26, 2020 between the Company and G4S. Exhibit 2.2 to Registrant's Current Report on Form 8-K filed on July 10, 2020.
2.3†	First Amendment dated as of March 30, 2020 to the Share Purchase Agreements dated as of February 26, 2020, between the Company and G4S. Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed on July 10, 2020.
2.4	Agreement and Plan of Merger, dated February 26, 2026, among The Brink's Company, NCR Atleos Corporation, Novus Merger Sub, Inc. and Novus Merger Sub II, LLC. Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on February 26, 2026.
3.1	Second Amended and Restated Articles of Incorporation of the Registrant. Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.
3.2	Amended and Restated Bylaws of the Registrant, effective December 11, 2025.
4.1	Description of Registrant's Securities Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019.
4.2	Senior Notes Indenture dated as of October 20, 2017 among The Brink's Company, the Subsidiary Guarantors named therein, and U.S. Bank National Association, as trustee, relating to the Senior Notes due 2027. Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed October 20, 2017.
4.3	Senior Notes Indenture dated as of June 22, 2020 among The Brink's Company, the Subsidiary Guarantors named therein, and the U.S. Bank National Association, as trustee, relating to the Senior Notes due 2025. Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 23, 2020.
4.4	Indenture dated as of June 12, 2024 among The Brink's Company, the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as trustee, relating to the Notes due 2029 and 2032. Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 12, 2024.
10.1*	Brink's Incentive Plan, effective as of February 17, 2017. Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
10.2*	Brink's 2024 Equity Incentive Plan. Appendix C to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on March 18, 2024 and approved by shareholders on May 2, 2024.
10.3*	Amended and Restated Executive Salary Continuation Plan, effective as of December 31, 2020. Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020.
10.4*	2017 Equity Incentive Plan, effective as of May 5, 2017 and amended and restated effective May 2, 2019. Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
10.5*	Form of 2017 Award Agreement for deferred stock units granted under the 2017 Equity Incentive Plan. Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.
10.6*	Form of Stock Option Award Agreement, effective February 22, 2018. Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed February 26, 2018.

10.7*	Amended and Restated Non-Employee Directors' Equity Plan, as of July 12, 2012. Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
10.8*	Form of Award Agreement for deferred stock units granted in 2009, 2010, 2011, 2012, 2013 and 2014 under the Non-Employee Directors' Equity Plan. Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
10.9*	Form of Award Agreement for deferred stock units granted in 2014 and 2015 to be distributed upon vesting under the Non-Employee Directors' Equity Plan. Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.
10.10	Amendment and Restatement of The Brink's Company Employee Welfare Benefit Trust. Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.
10.11	$1,500,000,000 Senior Secured Credit Facility, dated as of October 17, 2017, among The Brink's Company, as Parent Borrower and a Guarantor, the subsidiary borrowers referred to therein, as Subsidiary Borrowers, certain of Parent Borrower's subsidiaries, as Guarantors, Wells Fargo Bank, National Association, as Administrative Agent, an Issuing Lender and Swingline Lender, and various other Lenders named therein. Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 20, 2017.
10.11.1	First Amendment to Loan Documents, dated as of February 8, 2019, with Wells Fargo Bank, National Association, as existing administrative agent, Bank of America, N.A., as successor administrative agent, and the lenders party thereto. Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 14, 2019.
10.11.2	Incremental Amendment to Credit Agreement, dated as of April 1, 2020, by and among the Company, the subsidiaries of the Company party thereto, Bank of America, National Association, as administrative agent, and the lenders party thereto. Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 2, 2020.
10.11.3	Third Amendment to Credit Agreement, dated as of June 9, 2020, by and among the Company, the subsidiaries of the Company party thereto, with Bank of America, N.A. as administrative agent and the lenders party there. Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 12, 2020.
10.11.4	Fourth Amendment to Credit Agreement (LIBOR Transition), dated as of December 27, 2021, by and among the Company and Bank of America, N.A. as administrative agent. Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022.
10.11.5	Fifth Amendment to Loan Documents, dated as of June 23, 2022, by and among the Company, the subsidiaries of the Company party thereto, with Bank of America, N.A. as administrative agent and the lenders part thereto. Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 28, 2022.
10.12*	Severance Pay Plan of The Brink's Company effective November 13, 2015, as amended and restated on July 16, 2025, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
10.13*	Form of 2021 Performance Share Units Award Agreement (Total Shareholder Return), effective for awards made on or after February 24, 2021. Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.
10.14*	Form of 2021 Performance Share Units Award Agreement (Internal Metric), effective for awards made on or after February 24, 2021. Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.
10.15*	Form of 2021 Restricted Stock Unit (RSU) Award Agreement, effective for awards made on or after February 24, 2021. Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.
10.16*	Amended and Restated Directors' Stock Accumulation Plan, effective May 1, 2021. Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.
10.17*	Form of Indemnification Agreement entered into by The Brink's Company with each of its directors, officers and certain employees, approved for use on December 9, 2021. Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021.

10.18*	Key Employees' Deferred Compensation Program, as amended December 3, 2024. Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024.
10.19	Change in Control Plan, effective March 1, 2022, as amended and restated July 16, 2025, incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
10.20*	Amended and Restated Plan for Deferral of Directors' Fees, effective February 16, 2023. Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.
10.21*	Offer Letter, dated July 2, 2021, for Mark Eubanks. Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022.
10.22*	Offer Letter, dated July 20, 2022, for Kurt McMaken. Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022.
10.23*	Offer Letter, dated April 16, 2023, for Elizabeth Galloway. Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.
10.24*	Expatriate Offer Letter dated March 1, 2023, for James K. Parks. Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.
10.25*	Letter Agreement, signed July 17, 2025, between The Brink's Company and Mark Eubanks, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
19.1	The Brink's Company Insider Trading Policy, amended as of December 11, 2025.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer of the Brink's Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer of the Brink's Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer of the Brink's Company pursuant to Rule 13a-14(a) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2	Certification of Chief Financial Officer of the Brink's Company pursuant to Rule 13a-14(a) or Rule 15d-14(b) and 18 U.S.C. 1350.
97.1	Brink's Dodd-Frank Clawback Policy, effective as of October 2, 2023. Exhibit 97.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023.
99.1*	Excerpt from Pension-Retirement Plan relating to preservation of assets of the Pension-Retirement Plan upon a change in control. Exhibit 99(a) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.

| 101 | Interactive Data File (Annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline Extensible Business Reporting Language)). |

Attached as Exhibit 101 to this report are the following documents formatted in XBRL: (i) the Consolidated Balance Sheets at December 31, 2025, and December 31, 2024, (ii) the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023, (iv) the Consolidated Statements of Equity for the years ended December 31, 2025, 2024 and 2023, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023, and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

| 104 | Cover Page Interactive Data File, formatted in iXBRL (included within Exhibit 101) |

*Management contract or compensatory plan or arrangement.

†Certain schedules attached to the Stock Purchase Agreements and Stock Purchase Agreement Amendment have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2026.


The Brink's Company
(Registrant)

By   /s/ Mark Eubanks
Mark Eubanks
(President and
Chief Executive Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on February 26, 2026.

Signature	**Title**
/s/ Mark Eubanks Mark Eubanks	President and Chief Executive Officer (Principal Executive Officer)
/s/ Kurt B. McMaken Kurt B. McMaken	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Kathie J. Andrade Kathie J. Andrade	Director
/s/ Paul G. Boynton Paul G. Boynton	Director
/s/ Ian D. Clough Ian D. Clough	Director
/s/ Susan E. Docherty Susan E. Docherty	Director
/s/ Michael J. Herling Michael J. Herling	Director
/s/ A. Louis Parker A. Louis Parker	Director
/s/ Timothy J. Tynan Timothy J. Tynan	Director
/s/ Keith R. Wyche Keith R. Wyche	Director

(This page has been left blank intentionally.)

Board of **Directors**

Michael J. Herling, Chairman
Partner, Finn Dixon & Herling

Mark Eubanks, CEO
President and CEO,
The Brink's Company

Kathie J. Andrade
Retired CEO, TIAA Retail Financial
Services and Chairperson of TIAA
Federal Savings Bank

Paul G. Boynton
Former President, CEO and Chair,
Rayonier Advanced Materials Inc.
and Rayonier, Inc.

Ian D. Clough
Executive Vice President, Global
Pricing & Product, DHL Express

Susan E. Docherty
Former CEO and Director,
ElectraMeccanica Vehicles Corp.

A. Louis Parker
Retired Corporate Vice President,
General Electric Company/GE
Capital and Co-Founder, Visible
Men Academy

Tim J. Tynan
CEO, Chargeback Gurus

Keith R. Wyche
Retired Vice President, Community
Engagement and Support, Walmart, Inc.

Executive **Officers**

Mark Eubanks
President and CEO

Kurt B. McMaken
EVP and Chief Financial Officer

Nader Antar
EVP and President - APAC, IMEA
and Brink's Global Services (BGS)

Adrian Button
EVP and President - North America

Kristen W. Cook
EVP and Chief Legal Officer

Michael Gabay
EVP and President - Europe

Elizabeth A. Galloway
EVP and Chief Human
Resources Officer

Guillermo Peschard Mijares
EVP and President - Latin America

Corporate **Information**

Corporate Office
1801 Bayberry Court, P.O. Box 18100
Richmond, Virginia 23266-8100

1-804-289-9600
www.brinks.com

Investor Relations
1-804-289-9707
Jesse.Jenkins@brinksinc.com

Stock Transfer Agent
Equiniti Trust Company, LLC ("EQ")
55 Challenger Road, Floor 2, Ridgefield
Park, New Jersey 07660
1-800-937-5449

SEC Filings
Brink's makes available on our
website, free of charge, its Annual
Reports on Form 10-K, Quarterly
Reports on Form 10-Q, and Current
Reports on Form 8-K as filed with the
Securities and Exchange Commission,
as well as other Company information.

Such information is also furnished
to our shareholders, free of charge,
upon request. Please direct your
request to Brink's Investor Relations
at 804-289-9709 or
Jesse.Jenkins@brinksinc.com

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained herein for The Brink's Company (the "Company") that relate to future events or expectations, developments, activities, projections, estimates, intentions, goals, targets, and strategies, including information regarding the future economic performance and financial condition of the Company, are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and apply only as of the date of this report. The Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by these forward-looking statements, the Company cautions readers not to place undue reliance on these statements. The Company's business, financial condition, cash flow, and operating results are influenced by many factors, which are often beyond its control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. For a discussion of risk factors and other important factors affecting forward-looking statements, please see the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filings and the information included in the Company's Current Reports on Forms 8-K with the Securities and Exchange Commission, which factors are specifically incorporated by reference herein.





2025

Annual Report